 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1998

                                                     REGISTRATION NO. 333-59751

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              THEGLOBE.COM, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7310                    14-1781422
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               ----------------

                              31 WEST 21ST STREET
                           NEW YORK, NEW YORK 10010
                                (212) 886-0800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               TODD V. KRIZELMAN
                              STEPHAN J. PATERNOT
                              THEGLOBE.COM, INC.
                              31 WEST 21ST STREET
                           NEW YORK, NEW YORK 10010
                                (212) 886-0800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                           OF CO-AGENTS FOR SERVICE)

                               ----------------

                                  COPIES TO:
      VALERIE FORD JACOB, ESQ.                  ALLEN L. WEINGARTEN, ESQ.
       STUART H. GELFOND, ESQ.                   MORRISON & FOERSTER LLP
   FRIED, FRANK, HARRIS, SHRIVER &             1290 AVENUE OF THE AMERICAS
              JACOBSON                          NEW YORK, NEW YORK 10104
         ONE NEW YORK PLAZA                          (212) 468-8000
      NEW YORK, NEW YORK 10004
           (212) 859-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                       PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF               AGGREGATE              AMOUNT OF
  SECURITIES TO BE REGISTERED         OFFERING PRICE(1)       REGISTRATION FEE
------------------------------------------------------------------------------
Common Stock, $.001 par
 value(2)......................          $50,000,000              $14,750

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(1)  Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.
(2) The Common Stock offered hereby includes Preferred Stock Purchase Rights (the "Rights"). The Rights will be associated and trade with the Common Stock. The value, if any, of the Rights will be reflected in the market price of the Common Stock.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 14, 1998

PRELIMINARY PROSPECTUS

                                3,100,000 SHARES

                                  [LOGO]

                                  COMMON STOCK

  All of the 3,100,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), offered hereby are being sold by theglobe.com, inc. (the "Company" or "theglobe.com"). Of the shares offered hereby, the Company is offering (the "Concurrent Offering") directly to certain investors, including officers and directors of the Company, their relatives and their business associates (collectively, the "Concurrent Purchasers"), shares having an aggregate initial public offering price of up to approximately $5 million (416,667 shares assuming an initial public offering price of $12.00 per share, which is the midpoint of the estimated initial public offering price range set forth below). If the Concurrent Offering is consummated, the balance of the 3,100,000 shares of Common Stock offered hereby will be included in the initial public offering (the "Initial Public Offering"). The price per share will be the same in the Initial Public Offering and the Concurrent Offering. The consummation of the Concurrent Offering and the Initial Public Offering are contingent upon each other. If the Concurrent Offering is not consummated for the proposed amount, the shares of Common Stock not sold to the Concurrent Purchasers will not be offered to purchasers in the Initial Public Offering. See "Concurrent Offering." References herein to the "Offerings" include the Initial Public Offering and the Concurrent Offering.

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The shares of Common Stock have been approved for quotation on the Nasdaq National Market under the symbol "TGLO," subject to official notice of issuance.

                                  ----------
  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  ----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING      NET
                                              PRICE TO AND PLACEMENT PROCEEDS TO
                                               PUBLIC  AGENT FEES(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share
  Initial Public Offering...................    $          $            $
  Concurrent Offering.......................    $          $            $
--------------------------------------------------------------------------------
Total(3)....................................    $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Bear, Stearns & Co. Inc. and Volpe Brown Whelan & Company are acting as the Company's placement agents (the "Placement Agents") in connection with the Concurrent Offering, for which they will receive the Placement Agent fees indicated above. The Company has agreed to indemnify the Underwriters and the Placement Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1,275,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 402,500 additional shares of Common Stock on the same terms and conditions as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting and Placement
    Agent Fees and Net Proceeds to Company will be $    , $     and $    ,
    respectively. See "Underwriting."

                                  ----------
  The shares of Common Stock included in the Initial Public Offering are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Initial Public Offering and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made against
payment therefor on or about    , 1998 at the offices of Bear, Stearns & Co.
Inc., 245 Park Avenue, New York, New York 10167.

                                  ----------
BEAR, STEARNS & CO. INC. VOLPE BROWN WHELAN & COMPANY

                   The date of this Prospectus is    , 1998.

  theglobe.com is one of the world's leading online communities with over 6.5 million unique users+ and over 1.9 million members.*

                                   + ABC Interactive, August 1998 Site Report
                                   * as determined by management of
                                    theglobe.com

  theglobe.com [Logo]                   [ORBIT LOGO]

                Focus on social dynamics of a community:

                home         work      family       travel
                entertainment    special interests
                            day-to-day conversation

  [graphics of face photographs, screen shots of Web site pages]

                               [FOLD-OUT COVER]

 NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OF-FERINGS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary...................   4
Risk Factors.........................   7
Cautionary Notice Regarding Forward-
 Looking Statements..................  24
Concurrent Offering..................  25
Use of Proceeds......................  25
Dividend Policy......................  25
Capitalization.......................  26
Dilution.............................  27
Selected Financial Data..............  28
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  29

                                    PAGE
                                    ----
Business...........................  39
Management.........................  52
Certain Relationships and Related
 Transactions......................  61
Principal Stockholders.............  63
Description of Capital Stock.......  65
Shares Eligible for Future Sale....  72
Underwriting.......................  74
Legal Matters......................  75
Experts............................  75
Additional Information.............  75
Index to Financial Statements...... F-1

                               ----------------

 UNTIL     , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS AND SUBSCRIPTIONS.

                               ----------------

  The Company has a registered United States trademark for theglobe. The Company has filed United States trademark applications for theglobe.com and theglobe.com logo. Additionally, the Company has submitted trademark applications in various foreign countries for theglobe.com and theglobe.com logo. See "Business--Intellectual Property and Proprietary Rights."

                               ----------------

  This Prospectus includes statistical data regarding the Company and the Internet industry. Such data are based on Company records or are taken or derived from information published by various sources, including Media Metrix, Inc., a media research firm specializing in market and technology measurement on the Internet ("Media Metrix"), Jupiter Communications, LLC, a media research firm focusing on the Internet industry ("Jupiter Communications"), International Data Corporation, a provider of market information and strategic information for the information technology industry ("IDC") and ABC Interactive, an auditor of statistical information for the Internet industry.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus. Except where the context otherwise requires, all references in this Prospectus to (a) the "Company" or "theglobe.com" refer to theglobe.com, inc., a Delaware corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site. Unless otherwise indicated or unless the context otherwise requires, all information in this Prospectus reflects, upon the closing of the Offerings, (i) the automatic conversion of all outstanding shares of the Company's Preferred Stock into shares of Common Stock, (ii) no exercise of the Underwriters' over-allotment option and (iii) the Company's 1 for 2 reverse split of the Company's capital stock effected as of September 24, 1998.

                                  THE COMPANY

  theglobe.com is one of the world's leading online communities with over 1.9 million members in the United States and abroad. In August 1998, over 6.5 million unique users visited the site. theglobe.com is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. theglobe.com facilitates this interaction by providing various free services, including home page building, discussion forums, chat, e-mail and a marketplace where members can purchase a variety of products and services. Additionally, theglobe.com provides its users news, weather, movie and music reviews, multi-player gaming, horoscopes and personals. By satisfying its users' personal and practical needs, theglobe.com seeks to become their online home. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements and the sale of membership subscriptions for enhanced services.

  The Company was founded by Todd V. Krizelman and Stephan J. Paternot in May 1995 to capitalize on the growing demand for online destinations that allow users to develop their own identities and establish relationships with other Internet users. theglobe.com offers users the ability to become active participants in its community and provides users set-up tools and guidance to build a personal Web site quickly and easily. theglobe.com community is organized in an intuitive hierarchy modeled after the real world. There are six "Themes of Interest": Arts and Entertainment, Business and Finance, Lifestyles, Romance, Special Interests and Geographical Interests. Themes of Interest are subdivided into 24 "Cities," which are further divided into 75 "Districts." Within each District members have the ability to create or join "Interest Groups," theglobe.com's smallest form of community. There are currently 325 Interest Groups. Interest Groups, once proposed by any member, are posted for petition. Those groups that garner enough votes then go "live" on the site. Members are not limited as to the number of communities they can join and are able to leave an Interest Group at any time. Because of this, the communities are dynamic and evolve as member interests change. "Community Leaders" are elected to manage communities and are able to highlight member content, communicate directly to constituents and organize events. The community focus of theglobe.com offers several advantages to the Company that include (i) member loyalty, (ii) member-developed content at a low cost to the Company and
(iii) the ability to offer advertising targeted to specific user interests. In the last three months, the Company had approximately 110 advertisers, including Coca Cola, Dunkin' Donuts, J. Crew, Procter & Gamble, Sony, 3Com and Visa.

  Since its founding, theglobe.com has experienced strong growth. According to Media Metrix, theglobe.com was ranked as the fourth fastest-growing Web site in terms of audience reach for the first half of 1998. Over 6.5 million unique users visited the site in August 1998, according to ABC Interactive. Additionally, the site has added approximately 100,000 new members every month since October 1997. Approximately 25% to 35% of theglobe.com's monthly traffic originates from abroad, reflecting the site's international appeal.

  theglobe.com's goal is to be the leading online community site. The Company seeks to attain this goal through the following key strategies: (i) improving user experience, (ii) developing brand identity and awareness, (iii) increasing new membership acquisition through strategic alliances, (iv) expanding globally, (v) further developing e-commerce and (vi) enhancing membership services.

                                 THE OFFERINGS

Common Stock offered by the
 Company..................... 3,100,000 shares
Common Stock to be
 outstanding after the
 Offerings................... 9,791,339 shares(1)(2)
Use of Proceeds.............. The Company will use the net proceeds of the
                              Offerings for advertising, brand name promotions
                              and other general corporate purposes, including
                              investment in the development and functionality
                              of theglobe.com Web site, enhancements of the
                              Company's network infrastructure and working
                              capital. The Company may also use a portion of
                              the proceeds for strategic alliances and
                              acquisitions. See "Use of Proceeds."
Proposed Nasdaq National
 Market Symbol............... "TGLO"

--------

(1) Based on the number of shares of Common Stock outstanding as of September 30, 1998, including 5,473,735 shares of Common Stock that will be issued upon the automatic conversion of the Company's existing preferred stock (the "Preferred Stock") upon consummation of the Offerings. Excludes 2,023,009 shares of Common Stock issuable upon the exercise of outstanding warrants (the "Warrants") to acquire Common Stock at an exercise price of approximately $2.91 per share following consummation of the Offerings. If the Underwriters' over-allotment option is exercised in full, an additional 402,500 shares of Common Stock would be offered by the Company, and 10,193,839 shares of Common Stock would be outstanding after the Offerings.

(2) Also excludes (i) 822,650 and 693,771 shares of Common Stock issuable upon the exercise of stock options that would be outstanding after the Offerings under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively, at a weighted average exercise price of $11.81 per share (assuming an initial public offering price of $12.00 per share) and $0.72 per share, respectively; and (ii) 377,350 and 4,625 shares of Common Stock reserved for future issuance under the 1998 Stock Option Plan and the 1995 Stock Option Plan, respectively. See "Capitalization," "Management-- Executive Compensation," "Description of Capital Stock" and the Financial Statements and the Notes related thereto appearing elsewhere in this Prospectus.

                                  RISK FACTORS

  Purchasers of the Common Stock in the Offerings should carefully consider the risk factors set forth under the caption "Risk Factors" beginning on page 7 and the other information included in this Prospectus prior to making an investment decision regarding the Common Stock. An investment in the shares of Common Stock offered hereby involves a high degree of risk. The Company has a limited operating history and anticipates losses and negative operating cash flow for the foreseeable future. The Company's operations are dependent on the growth and commercial viability of the Internet and an unproven business model, and are subject to government regulation and legal uncertainties associated with the Internet, security risks and intense competition. See "Risk Factors" for a description of these and other risks.
                                ----------------

  The Company was incorporated in May 1995 in the State of Delaware. The Company's principal executive offices are located at 31 West 21st Street, New York, New York 10010, and its telephone number is (212) 886-0800.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth certain summary financial data for the Company. This information should be read in conjunction with the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                         MAY 1, 1995                               SIX MONTHS
                         (INCEPTION)       YEAR ENDED                 ENDED
                           THROUGH        DECEMBER 31,              JUNE 30,
                         DECEMBER 31, ----------------------  ----------------------
                             1995        1996        1997        1997        1998
                         ------------ ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS
 DATA:
  Revenues..............  $       27  $      229  $      770  $      208  $    1,173
  Gross profit..........          14         113         347         102         670
  Loss from operations..         (66)       (772)     (3,883)       (779)     (6,470)
  Net loss..............         (66)       (750)     (3,584)       (767)     (5,824)
  Basic and diluted net
   loss per share(1)....       (0.06)      (0.67)      (3.13)      (0.67)      (5.01)
  Weighted average
   shares outstanding
   used in basic and
   diluted per share
   calculation(1).......   1,125,000   1,125,000   1,146,773   1,140,960   1,161,389
  Pro forma basic and
   diluted net loss per
   share(2).............                          $    (0.91)             $    (0.95)
  Weighted average
   shares used in
   computing pro forma
   basic and diluted net
   loss per share
   calculation(2).......                           3,920,095               6,115,148

                                                             JUNE 30, 1998
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(3)
                                                         ------- --------------
BALANCE SHEET DATA:
  Cash and cash equivalents and short-term investments.. $13,155     46,651
  Working capital.......................................  10,452     43,948
  Total assets..........................................  15,603     49,099
  Capital lease obligations, excluding current
   installments.........................................     629        629
  Total stockholders' equity............................  11,571     45,067

--------
(1) Weighted average shares do not include any common stock equivalents because such inclusion would have been anti-dilutive. See the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus for the determination of shares used in computing basic and diluted loss per share.
(2) Pro forma gives effect to the conversion of all outstanding shares of the Company's Preferred Stock into Common Stock upon the closing of the Offerings as if such conversion had occurred on January 1, 1997, or the date of issuance, if later.
(3) As adjusted to reflect the sale of 3,100,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share (the midpoint of the estimated initial public offering price range set forth on the front cover of this Prospectus) after deducting the estimated underwriting and Placement Agent fees and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors and other information contained in this Prospectus should be considered carefully before purchasing the Common Stock offered hereby.

LIMITED OPERATING HISTORY

  The Company was founded in May 1995. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the lack of broad acceptance of the community model on the Internet, the possibility that the Internet will fail to achieve broad acceptance as an advertising and commercial medium, the inability of the Company to attract or retain members, the inability of the Company to generate significant e-commerce-based revenues or subscription service revenues from its members, a new and relatively unproven business model, the Company's ability to anticipate and adapt to a developing market, the failure of the Company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the Company's business, the ability of the Company to manage effectively its rapidly expanding operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its Web site, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions. To address these risks, the Company must, among other things, attract and retain members, maintain its customer base and attract a significant number of new advertising customers, respond to competitive developments, develop and extend its brand, continue to form and maintain relationships with strategic partners, continue to attract, retain and motivate qualified personnel, and continue to develop and upgrade its technologies and commercialize its services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

FLUCTUATING RATES OF REVENUE GROWTH

  There can be no assurance the Company's revenue growth in recent periods will continue or increase. The Company's limited operating history makes the prediction of future results difficult or impossible and, therefore, the Company's recent revenue growth should not be taken as an indication of any growth that can be expected in the future. Furthermore, its limited operating history leads the Company to believe that period-to-period comparisons of its operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. To the extent that revenues do not grow at anticipated rates, the Company's business, results of operations and financial condition would be materially and adversely affected.

ANTICIPATED LOSSES FOR THE FORSEEABLE FUTURE

  The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from advertising sales, e-commerce and membership subscription fees. As of June 30, 1998, the Company had an accumulated deficit of $10.2 million. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected.

There can be no assurance that the Company will ever achieve or sustain profitability or that the Company's operating losses will not increase in the future.

DEPENDENCE ON CONTINUED GROWTH IN USE AND COMMERCIAL VIABILITY OF THE INTERNET

  The Company's future success is substantially dependent upon continued growth in the use of the Internet. To support advertising sales, e-commerce and membership service fees on theglobe.com, the Internet's recent and rapid growth must continue, and e-commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected.

  Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. To the extent the Internet's technical infrastructure does not effectively support the growth that may occur, the Company's business, results of operations and financial condition would be materially and adversely affected.

DEPENDENCE ON MEMBERS FOR CONTENT AND PROMOTION

  The Company depends substantially upon member involvement for content and for word-of-mouth promotion. Particularly, the Company depends upon the voluntary efforts of certain highly motivated members who are most active in developing content to attract other Internet users to the site. The Company expects such member involvement to reduce the need for the Company to expend resources on content development and site promotion. There can be no assurance that members will continue to generate significant content or to promote the site or that the member-generated content or promotional efforts will continue to attract other Internet users. There also can be no assurance that the Company's business would not be materially and adversely affected if its most highly active members became dissatisfied with the Company's services or its focus on the commercialization of those services.

UNPROVEN BUSINESS MODEL; DEVELOPING MARKET; UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS

  The Company's business model is new and relatively unproven. The model depends upon the Company's ability to generate multiple revenue streams by leveraging its community platform. To be successful, the Company must, among other things, develop and market products and services that achieve broad market acceptance by its users, advertisers and e-commerce vendors. There can be no assurance that any Internet community, including theglobe.com, will achieve broad market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable.

  The market for the Company's products and services is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition would be materially and adversely affected. See "Business--Industry Background."

BRAND IDENTITY IS CRITICAL TO THE COMPANY; RISKS ASSOCIATED WITH BRAND
DEVELOPMENT

  The Company believes that establishing and maintaining brand identity is a critical aspect of efforts to attract and expand its member base, Internet traffic and advertising and commerce relationships. Furthermore, the Company believes that the importance of brand recognition will increase as low barriers to entry encourage the proliferation of Internet sites. In order to attract and retain members, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to increase substantially its financial commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising campaigns in several forms of media, including television, print, billboards, buses, telephone kiosks, online media, and other marketing and promotional efforts. If the Company does not generate a corresponding increase in revenue as a result of its branding efforts or otherwise fails to promote its brand successfully, or if the Company incurs excessive expenses in an attempt to promote and maintain its brand, the Company's business, results of operations and financial condition would be materially and adversely affected.

  Promotion and enhancement of theglobe.com brand will also depend, in part, on the Company's success in providing a high-quality "community experience." Such success cannot be assured. If members, other Internet users, advertisers and commerce vendors do not perceive theglobe.com community experience to be of high quality, or if the Company introduces new services or enters into new business ventures that are not favorably received by such parties, the value of the Company's brand could be diluted. Such brand dilution could decrease the attractiveness of theglobe.com to such parties, and could materially and adversely affect the Company's business, results of operations and financial condition.

SUBSTANTIAL RELIANCE ON ADVERTISING REVENUES; SHORT-TERM NATURE OF ADVERTISING CONTRACTS; COMPANY GUARANTEE OF MINIMUM IMPRESSION LEVELS

  The Company derives a substantial portion of its revenues from the sale of advertisements on its site, and expects to continue to do so for the foreseeable future. For the year ended December 31, 1997 and the six months ended June 30, 1998, advertising revenues represented 77% and 89%, respectively, of the Company's net revenues. The Company's business model therefore is highly dependent on the amount of "traffic" on theglobe.com, which has a direct effect on the Company's advertising revenues. The Company is in the early stages of implementing its advertising sales programs which, if not successful, could materially and adversely affect the Company's business, results of operations and financial condition.

  To date, substantially all of the Company's advertising contracts have been for terms averaging one to two months in length, with relatively few longer-term advertising contracts. Many of the Company's advertising customers have limited experience with Internet advertising, have not devoted a significant portion of their advertising expenditures to Internet advertising and may not believe Internet advertising to be effective relative to traditional advertising media. Also, the Company's advertising customers may object to the placement of their advertisements on certain members' personal homepages, the content of which they deem undesirable. There can be no assurance that the Company's current advertisers will continue to purchase advertisements on theglobe.com.

  The Company's contracts with advertisers typically guarantee the advertiser a minimum number of "impressions," or times that an advertisement is seen by users of theglobe.com. To the extent that minimum impression levels are not achieved for any reason, the Company may be required to "make good" or provide additional impressions after the contract term, which may adversely affect the availability of advertising inventory and which could have a material adverse effect on the Company's business, results of operations and financial condition. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression levels are achieved.

  Additionally, the process of managing advertising within a large, high-traffic Web site such as the Company's is an increasingly important and complex task. The Company licenses from DoubleClick, Inc. ("DoubleClick") its advertising management system ("D.A.R.T."). Under the license agreement, DoubleClick provides the Company an Internet advertising administration system to facilitate the Company's management of advertising on its Web site. The D.A.R.T. service is intended to permit the Company to generate ad tags, schedule advertising to run in the online environments in which the Company places the ad tags and generate reports on such advertising. The DoubleClick agreement is for a term of three years and will expire on April 15, 2000, subject to DoubleClick's right to terminate the agreement upon 30 days' notice following the Company's breach of the terms of the agreement or if DoubleClick, in its reasonable good faith discretion, determines that the Company has used, could use or intends to use the D.A.R.T. technology in a manner that could damage or cause injury to the D.A.R.T. technology or reflects unfavorably on the reputation of DoubleClick. No assurance can be given that DoubleClick will not elect to terminate the agreement. Any such termination and replacement could disrupt the Company's ability to manage its advertising operations for a period of time. In addition, to the extent that the Company encounters system failures or material difficulties in the operation of this system, the Company could be unable to deliver banner advertisements and sponsorships through its site. Any extended failure of, or material difficulties encountered in connection with, the Company's advertising management system may expose the Company to "make good" obligations with its advertisers, which, by displacing saleable advertising inventory, among other consequences, would reduce revenues and could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company's ability to generate significant advertising revenues will depend, in part, on its ability to create new advertising programs without diluting the perceived value of its existing programs. The Company's ability to generate advertising revenues will depend also, in part, on advertisers' acceptance of the Internet as an attractive and sustainable medium, the development of a large base of users of the Company's products and services, the effective development of Web site content that provides user demographic characteristics that will be attractive to advertisers, and government regulation. The adoption of Internet-based advertising, particularly by those advertisers that have historically relied upon traditional advertising media, requires the acceptance of a new way of conducting business and exchanging information. There can be no assurance that the market for Internet advertising will continue to emerge or become sustainable. If the market develops more slowly than expected, the Company's business, results of operations and financial condition could be materially and adversely affected.

  The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. No standards have been widely accepted for the measurement of the effectiveness of Internet-based advertising, and there can be no assurance that any such standards will become widely accepted in the future. Internet advertising rates are based in part on third-party estimates of users of an Internet site. Such estimates are often based on sampling techniques or other imprecise measures, and may materially differ from Company estimates. There can be no assurance that advertisers will accept the Company's or other parties' measurements of impressions. The rejection by advertisers of such measurements could have a material adverse effect on the Company's business, results of operations and financial condition.

  The sale of Internet advertising is subject to intense competition that has resulted in a wide variety of pricing models, rate quotes and advertising services. This has made it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models, if any, will achieve broad acceptance among advertisers. As described above, to date, the Company has based its advertising rates on providing advertisers with a guaranteed number of impressions, and any failure of the Company's advertising model to achieve broad market acceptance, would have a material adverse effect on the Company's business, results of operations and financial condition.

  "Filter" software programs that limit or remove advertising from an Internet user's desktop are available to consumers. Widespread adoption or increased use of such software by users or the adoption of such software by certain Internet access providers could have a material adverse effect upon the viability of advertising on the Internet and on the Company's business, results of operations and financial condition.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS; QUARTERLY FLUCTUATIONS

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. See "--Limited Operating History" and "--Fluctuating Rates of Revenue Growth." As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion of theglobe.com as a brand, the Company intends to significantly increase its marketing budget after consummation of the Offerings. See "--Brand Identity Is Critical to the Company; Risks Associated with Brand Development."

  The Company believes that it may experience seasonality in its business, with use of the Internet and theglobe.com being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly the Company's advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods. Because Internet advertising is an emerging market, additional seasonal and other patterns in Internet advertising may develop as the market matures, and there can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company derives a significant portion of its revenues from the sale of advertising under short-term contracts, averaging one to two months in length. As a result, the Company's quarterly revenues and operating results are, to a significant extent, dependent on advertising revenues from contracts entered into within the quarter, and on the Company's ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. See "-- Substantial Reliance on Advertising Revenues; Short-term Nature of Advertising Contracts; Company Guarantee of Minimum Impression Levels."

  In addition to selling advertising, a key element of the Company's strategy is to generate revenues through e-commerce arrangements. To date, the revenues received by the Company under the revenue-sharing portions of these arrangements have not been material, and there can be no assurance that the Company will receive a material amount of revenue under these agreements in the future. Each of the Company's existing e-commerce arrangements is terminable upon short notice. As a result, the Company's revenues from e-commerce may fluctuate significantly from period to period depending on the continuation of its key e-commerce arrangements.

  The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially and adversely affected.

BROAD DISCRETION IN USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of Common Stock offered hereby for advertising, brand name promotions and other general corporate purposes, including investment in the development and functionality of theglobe.com Web site, enhancements of the Company's network infrastructure and working capital. The Company may also use a portion of the proceeds for potential strategic alliances and acquisitions. The Company has not yet determined the amount of the net proceeds that will be used specifically for each of the foregoing purposes. Accordingly, management will have significant flexibility in applying the net proceeds of the Offerings. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

DEPENDENCE ON KEY PERSONNEL

  The Company's performance is substantially dependent on the performance of its senior management and key technical personnel. In particular, the Company's success depends on the continued efforts of its senior management team, especially its Co-Chief Executive Officers and Co-Presidents (and co-founders), Todd V. Krizelman and Stephan J. Paternot. The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company.

  The Company's future success also depends on its continuing ability to retain and attract highly qualified technical and managerial personnel. As of August 31, 1998, the Company had grown to 93 full-time employees from approximately 20 in June 1997, and the Company anticipates that the number of its employees will increase significantly in the next 12 months. Wages for managerial and technical employees are increasing and are expected to continue to increase in the foreseeable future due to the competitive nature of this job market. There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The Company has experienced difficulty from time to time in attracting the personnel necessary to support the growth of its business, and there can be no assurance that the Company will not experience similar difficulty in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business-- Employees" and "--Technology" and "Management."

MANAGEMENT OF GROWTH; INEXPERIENCED MANAGEMENT

  The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. To manage its potential growth, the Company must continue to implement and improve its operational and financial systems, and must expand, train and manage its employee base. The Company's Chief Operating Officer and Chief Financial Officer joined the Company during August and July 1998, respectively. In addition, each of the Company's Director of Advertising Sales, Director of Technology, Director of Communications and Director of Human Resources has been with the Company for less than two years. Furthermore, the members of the Company's current senior management (other than the Chairman) have not had any previous experience managing a public company or a large operating company. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for the Company's products and services. Any inability to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

COMPETITION FOR MANAGEMENT TIME; POTENTIAL CONFLICTS OF INTEREST

  Michael S. Egan is the Chairman of the Company and, as such, Mr. Egan serves as Chairman of the Board of Directors and as an executive officer of the Company with primary responsibility for day-to-day strategic planning and financing arrangements. After the Offerings, Mr. Egan will also continue to be the controlling investor of Dancing Bear Investments, Inc. ("Dancing Bear Investments"), which will hold a controlling interest in the Company after the Offerings, and Chairman and Chief Executive Officer of Certified Vacations, an entity affiliated with Dancing Bear Investments. Dancing Bear Investments may also acquire other entities in the future. Edward A. Cespedes is the Vice President of Corporate Development of the Company with primary responsibility for corporate development opportunities including mergers and acquisitions. After the Offerings, Mr. Cespedes will also continue to serve as a Managing Director of Dancing Bear Investments. Messrs. Egan and Cespedes have not committed to devote any specific percentage of their business time with the Company. Accordingly, the Company will compete with Dancing Bear Investments and related entities for the time of Messrs. Egan and Cespedes. The Company has recently begun e-commerce arrangements with certain entities controlled by Dancing Bear Investments or by Republic Industries, Inc. ("Republic Industries"), an entity affiliated with H. Wayne Huizenga, a director of the Company, which are not currently material to the Company.

See "Certain Relationships and Related Transactions." These arrangements are not the result of arm's-length negotiations. Due to their relationships with their related entities, Messrs. Egan, Cespedes and Huizenga will have an inherent conflict of interest in making any decision related to transactions between their related entities and the Company. The Company intends to review related party transactions in the future on a case-by-case basis.

NEED TO ENHANCE AND DEVELOP THEGLOBE.COM TO REMAIN COMPETITIVE

  To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of theglobe.com and develop other products and services. Enhancements of or improvements to the Web site may contain undetected programming errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of the Company's brand name recognition.

  The Company plans to develop and introduce new features and functions, such as increased capabilities for user personalization and interactivity. This will require the development or licensing of increasingly complex technologies. There can be no assurance that the Company will be successful in developing or introducing such features and functions or that such features and functions will achieve market acceptance or enhance the Company's brand name recognition. Any failure of the Company to effectively develop and introduce new features and functions, or the failure of such new features and functions to achieve market acceptance, could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company also plans to develop and introduce new products and services, such as new content targeted for specific user groups with particular demographic and geographic characteristics. There can be no assurance that the Company will be successful in developing or introducing such products and services or that such products and services will achieve market acceptance or enhance the Company's brand name recognition. Any failure of the Company to effectively develop and introduce these products and services, or the failure of such products and services to achieve market acceptance, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Products and Services."

INTERNET INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE

  The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in significant part on its ability to continually improve the performance, features and reliability of the site in response to both evolving demands of the marketplace and competitive product and service offerings, and there can be no assurance that the Company will be successful in doing so. In addition, the widespread adoption of developing multimedia enabling technologies could require fundamental and costly changes in the Company's technology and could fundamentally affect the nature, viability and measurability of Internet-based advertising, which could adversely affect the Company's business, results of operations and financial condition. See "Business--Products and Services."

RISK OF CAPACITY CONSTRAINTS AND SYSTEMS FAILURES

  A key element of the Company's strategy is to generate a high volume of user traffic. The Company's ability to attract advertisers and to achieve market acceptance of its products and services, and its reputation, depend significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products and services to advertisers and licensees. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of theglobe.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services.

  The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, delay or cessation of service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation and theglobe.com brand could be materially and adversely affected. See "Business--Facilities."

SECURITY RISKS

  Experienced programmers ("hackers") have attempted on occasion to penetrate the Company's network security. The Company expects that these attempts, some of which have succeeded, will continue to occur from time to time. Because a hacker who is able to penetrate the Company's network security could misappropriate proprietary information or cause interruptions in the Company's products and services, the Company may be required to expend significant capital and resources to protect against or to alleviate problems caused by such parties. Additionally, the Company may not have a timely remedy against a hacker who is able to penetrate its network security. Such purposeful security breaches could have a material adverse effect on the Company's business, results of operations and financial condition. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose the Company to a material risk of loss or litigation and possible liability.

  In offering certain payment services through its "globeStores" program, the Company could become increasingly reliant on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, discoveries in the field of cryptography and other discoveries, events, or developments could lead to a compromise or breach of the algorithms that the Company's licensed encryption and authentication technology used to protect such confidential information. If such a compromise or breach of the Company's licensed encryption authentication technology occurs, it could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be required to expend significant capital and resources and engage the services of third parties to protect against the threat of such security, encryption and authentication technology breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions.

INTENSE COMPETITION

  The market for members, users and Internet advertising is new and rapidly evolving, and competition for members, users and advertisers, as well as competition in the e-commerce market, is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and the Company may face competitive pressures from many additional companies both in the United States and abroad.

  The Company believes that the principal competitive factors for companies seeking to create communities on the Internet are critical mass, functionality of the Web site, brand recognition, member affinity and loyalty, broad demographic focus and open access for visitors. Other companies that are primarily focused on creating Internet communities are Tripod, Inc., a subsidiary of Lycos, Inc. ("Tripod"), and GeoCities, Inc. ("GeoCities"), and, in the future, Internet communities may be developed or acquired by companies currently operating Web directories, search engines, shareware archives and content sites, and by commercial online service providers ("OSPs"), Internet service providers ("ISPs") and other entities, certain of which may have more resources than the Company. The Company competes for users and advertisers with other content providers and with thousands of Web sites operated by individuals, the government and educational institutions. Such providers and sites include America Online, Inc. ("AOL"), Angelfire Communications ("Angelfire"), CNET, Inc. ("CNET"), CNN/Time Warner, Inc. ("CNN/Time Warner"), Excite, Inc. ("Excite"), Hotmail Corporation ("Hotmail"), Infoseek Corporation ("Infoseek"), Lycos, Inc. ("Lycos"), Microsoft Corporation ("Microsoft"), Netscape Communications Corporation ("Netscape"), Switchboard Inc. ("Switchboard"), Xoom Inc. ("Xoom") and Yahoo! Inc. ("Yahoo!"). In addition, the Company could face competition in the future from traditional media companies, such as newspaper, magazine, television and radio companies, a number of which, including The Walt Disney Company ("Disney"), CBS Corporation ("CBS") and The National Broadcasting Company ("NBC"), have recently made significant acquisitions of or investments in Internet companies.

  The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic on its Web site, brand recognition, customer service, the demographics of the Company's members and users, the Company's ability to offer targeted audiences and the overall cost effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Internet-based advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on its advertising rates, which could have a material adverse effect on the Company.

  Many of the Company's existing and potential competitors, including companies operating Web directories and search engines, and traditional media companies, have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, e-commerce companies, advertisers and third-party content providers. Furthermore, the Company's existing and potential competitors may develop communities that are equal or superior in quality to, or that achieve greater market acceptance than, theglobe.com. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Additionally, the e-commerce market is new and rapidly evolving, and competition among e-commerce merchants is expected to increase significantly. The Company will rely primarily on e-commerce partners to generate e-commerce revenues. The Company's ability to generate revenues from any of its present or future e-commerce partners may be adversely affected by competition between any such partner and other Internet retailers.

  There can be no assurance that Web sites maintained by the Company's existing and potential competitors will not be perceived by advertisers as being more desirable for placement of advertisements than theglobe.com. In addition, many of the Company's current advertising customers and strategic partners have established collaborative relationships with certain of the Company's existing or potential competitors. There can be no assurance that the Company will be able to retain or grow its membership base, traffic levels and advertising customer base at historical levels, or that competitors will not experience better retention or greater growth in these areas than the Company. Accordingly, there can be no assurance that any of the Company's advertising customers, strategic partners or e-commerce partners will not sever or will elect not to renew their agreements with the Company, the result of which could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON THIRD-PARTY RELATIONSHIPS

  The Company is and will continue to be significantly dependent on a number of third-party relationships to increase traffic on theglobe.com and thereby generate advertising revenues, maintain the current level of service and variety of content for its members, and meet future milestones. The Company is generally dependent on other Web site operators that provide links to theglobe.com. The Company also has relationships with several online retailers whereby the Company is paid for providing to them online storefronts and promotional materials on theglobe.com. See "Business--Business Strategy-- Increase New Membership Acquisition through Strategic Alliances."

  Most of the Company's arrangements with third-party Internet sites and other third-party service providers do not require future minimum commitments to use the Company's services or to provide access or links to the Company's services or products, are not exclusive and are short-term or may be terminated at the convenience of the other party. Moreover, the Company does not have agreements with the majority of other Web site operators that provide links to theglobe.com, and such Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties regard their relationship with the Company as important to their own respective businesses and operations, that they will not reassess their commitment to the Company at any time in the future or that they will not develop their own competitive services or products.

  There can be no assurance that the Company will be able to maintain relationships with third parties that supply the Company with software or products that are crucial to the Company's success, or that such software or products will be able to sustain any third-party claims or rights against their use. Furthermore, there can be no assurance that the software, services or products of those companies that provide access or links to the Company's services or products will achieve market acceptance or commercial success. Accordingly, there can be no assurance that the Company's existing relationships will result in sustained business partnerships, successful service or product offerings or the generation of significant revenues for the Company. Failure of one or more of the Company's strategic relationships to achieve or maintain market acceptance or commercial success or the termination of one or more successful strategic relationships could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Corporate Alliances and Relationships."

ADDITIONAL FINANCING REQUIREMENTS; ABILITY TO INCUR DEBT; EXPECTED NEGATIVE OPERATING CASH FLOW FOR THE FORESEEABLE FUTURE

  The Company currently anticipates that the net proceeds of the Offerings, together with available funds and cash flows generated from advertising revenues, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure. Accordingly, the Company may need to raise additional funds in a timely manner in order to fund its anticipated expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  As part of its business strategy, the Company expects to review acquisition prospects that would complement its existing business, augment the distribution of its community or enhance its technological capabilities. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect the Company's business, results of operations and financial condition.

  Furthermore, acquisitions entail numerous risks and uncertainties, including difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies, the diversion of management's attention from other business concerns, the risks of entering geographic and business markets in which the Company has no or limited prior experience and the potential loss of key employees of acquired organizations. The Company has not made any acquisitions in the past. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

RELIANCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company regards substantial elements of its Web site and underlying technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company also generally enters into confidentiality agreements with its employees and consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. The Company pursues the registration of its trademarks in the United States and internationally. The Company has registered a United States trademark for theglobe. The Company has filed United States trademark applications for theglobe.com and theglobe.com logo. Additionally, the Company has submitted trademark applications for theglobe.com and theglobe.com logo in Australia, Brazil, Canada, China, the European Union (covering Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Ireland, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), Hong Kong, Israel, Japan, New Zealand, Norway, Russia, Singapore, South Africa, Switzerland and Taiwan. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are distributed or made available through the Internet, and policing unauthorized use of the Company's proprietary information is difficult. See "Business--Intellectual Property and Proprietary Rights."

  Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition.

  Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or its members of the trademarks, service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company currently licenses from third parties certain technologies incorporated into theglobe.com. As the Company continues to introduce new services that incorporate new technologies, it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. Additionally, there can be no assurance that the third parties from which the Company currently licenses its technology will be able to defend their proprietary rights successfully against claims of infringement. As a result, any inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of its existing services until equivalent technology can be identified, licensed and integrated. See "Business--Intellectual Property and Proprietary Rights."


GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES ASSOCIATED WITH THE INTERNET

  A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain as to how existing laws will be applied by the judiciary to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Government Regulation and Legal Uncertainties" for a description of various legislative and regulatory proposals which could be material to the Company.

  There can be no assurance that the United States or foreign nations will not enact legislation or seek to enforce existing laws prohibiting or restricting certain content, such as online gambling, from the Internet. Currently, online gambling advertisers account for under ten percent of the Company's advertising revenues. Prohibition and restriction of Internet content could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium, expose the Company to liability, and/or require substantial modification of theglobe.com, and thereby have a material adverse effect on the Company's business, results of operations and financial condition.

  Internet user privacy has become an issue both in the United States and abroad. Current United States privacy law consists of a few disparate statutes directed at specific industries that collect personal data, none of which specifically covers the collection of personal information online. There can be no assurance that the United States or foreign nations will not adopt legislation purporting to protect such privacy. Any such action could affect the way in which the Company is allowed to conduct its business, especially those aspects that involve the collection or use of personal information, and could have a material adverse effect on the Company's business, results of operations and financial condition.

  The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. The United States Congress is considering legislation that would place a temporary moratorium on certain types of taxation on Internet commerce. There can be no assurance that any such legislation will be adopted by Congress or what form it will take, or that current attempts at taxing or regulating commerce over the Internet would not substantially impair the growth of e-commerce and as a result have a material adverse effect on the Company's business, results of operations and financial condition.

  Certain local telephone carriers have asserted that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission (the "FCC") to impose access fees on ISPs and OSPs. If such access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet, which could in turn decrease demand for the Company's services or increase the Company's cost of doing business, and thus have a material adverse effect on the Company's business, results of operations and financial condition.

  Although the Company's server is located in the State of New York, the governments of other states and foreign countries might attempt to take action against the Company for violations of their laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET; LIABILITY FOR PRODUCTS SOLD OVER THE INTERNET

  Because materials may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which it has relationships and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such claims have been brought against online services in the past and, from time to time, the Company has received inquiries from third parties regarding such matters. Such claims could be material in the future. In addition, the increased attention focused upon liability issues and legislative proposals could materially impact the overall growth of Internet use.

  The Company could also be exposed to liability with respect to third-party information that may be accessible through the Company's Web site, or through content and materials that may be posted by members on their personal Web sites or on chat rooms or bulletin boards offered by the Company. Such claims might include, among others, that, by directly or indirectly providing hyperlink text links to Web sites operated by third parties or by providing hosting services for members' sites, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is also possible that, if any third-party content information provided on the Company's Web site contains errors, third parties could make claims against the Company for losses incurred in reliance on such information.

  The Company offers e-mail service, which is provided by a third party. See "--Dependence on Third-Party Relationships." Such service may expose the Company to potential risk, such as liabilities or claims resulting from unsolicited e-mail ("spamming"), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service.

  The Company also enters into agreements with commerce partners and sponsors under which the Company is entitled to receive a share of any revenue from the purchase of goods and services through direct links from the Company's Web site. Such arrangements may expose the Company to additional legal risks and uncertainties, including pursuant to regulation by local, state, federal and foreign authorities and potential liabilities to consumers of such products and services, even if the Company does not itself provide such products or services. There can be no assurance that any indemnification provided to the Company in its agreements with these parties, if available, will be adequate.

  Even to the extent such claims do not result in liability to the Company, the Company could incur significant costs in investigating and defending against such claims. The imposition on the Company of potential liability for information carried on or disseminated through its systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of the Company's services to members and users.

  The Company's general liability insurance may not cover all potential claims to which it is exposed or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSIONS

  A part of the Company's strategy is to continue to develop theglobe.com community model in international markets. Approximately 25% to 35% of the Company's monthly traffic originates from abroad. There can be no assurance that the Internet or the Company's community model will become widely accepted for advertising and e-commerce in any international markets. In addition, the Company expects that the success of any additional foreign operations it initiates in the future will also be substantially dependent upon local partners. If revenues from international ventures are not adequate to cover the investments in such activities, the Company's business, results of operations and financial condition could be materially and adversely affected. The Company may experience difficulty in managing international operations as a result of difficulty in locating an effective foreign partner, competition, technical problems, local laws and regulations, distance and language and cultural differences, and there can be no assurance that the Company or its international partners will be able to successfully market and operate the Company's community model in foreign markets. The Company also believes that, in light of substantial anticipated competition, it will be necessary to move quickly into international markets in order to effectively obtain market share, and there can be no assurance that the Company will be able to do so. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, longer payment cycles in general, problems in collecting accounts receivable, difficulty in enforcing contracts, political and economic instability, seasonal reductions in business activity in certain other parts of the world and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

CONTROL BY CURRENT STOCKHOLDERS

  Following consummation of the Offerings, it is anticipated that Michael S. Egan, the Chairman of the Company, will beneficially own or control, directly or indirectly, 6,071,024 shares of Common Stock which in the aggregate will represent approximately 51.4% of the outstanding shares of Common Stock. Following the consummation of the Offerings, it is anticipated that Messrs. Krizelman and Paternot, collectively, will beneficially own 15.7% of the Common Stock. Messrs. Egan, Krizelman and Paternot and certain directors of the Company will also hold outstanding Warrants exercisable for 2,023,009 shares of Common Stock in the aggregate. See "Description of Capital Stock-- Warrants." Messrs. Egan, Krizelman, Paternot and Cespedes and Rosalie V. Arthur, a director of the Company, expect to enter into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which Dancing Bear Investments, Mr. Egan or entities controlled by Mr. Egan and certain permitted transferees (collectively, the "Egan Group") will agree to vote for certain nominees of Messrs. Krizelman and Paternot or entities controlled by Messrs. Krizelman and Paternot and certain permitted transferees (the "Krizelman and Paternot Groups") to the Board of Directors and the Krizelman and Paternot Groups will agree to vote for the nominees of the Egan Group to the Board, who will represent a majority of the Board of Directors. Accordingly, the Egan Group will have the ability to elect a majority of the directors of the Company and the Egan Group and the Krizelman and Paternot Groups will also have the ability to control the outcome of all issues submitted to a vote of the stockholders of the Company requiring majority approval. See "Principal Stockholders." The Stockholders' Agreement will also provide that the Egan Group, the Krizelman and Paternot Groups, Mr. Cespedes and Ms. Arthur will be subject to certain "tag-along" and "drag-along" rights in connection with any private sale of securities of the Company after the Offerings. Voting control by the Egan Group and the Krizelman and Paternot Groups may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Certain Relationships and Related Transactions."

IMPACT OF THE YEAR 2000

  The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties. The Company has substantially completed assessment of its internal and external (third-party) IT systems and non-IT systems. At this point in its assessment, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Impact of the Year 2000."

  To the extent that the Company's assessment is finalized without identifying any additional material non-compliant IT systems operated by the Company or by third parties, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond the control of the Company, such as a prolonged telecommunications or electrical failure. Such a failure could prevent the Company from operating its business, prevent users from accessing the Company's Web site, or change the behavior of advertising customers or persons accessing the Company's Web site. The Company believes that the primary business risks, in the event of such failure, would include, but not be limited to, lost advertising revenues, increased operating costs, loss of customers or persons accessing the Company's Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

IMPACT OF GENERAL ECONOMIC CONDITIONS

  Time spent on the Internet by individuals, purchases of new computers and purchases of membership subscriptions to Internet sites are typically discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages and salaries, business conditions, interest rates, availability of credit and taxation, for the economy as a whole and in regional and local markets where the Company operates. There can be no assurance that consumer spending will not be adversely affected by general economic conditions, which could negatively impact the Company's results of operations or financial condition. Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. In addition, the Company's business strategy relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock. The shares of Common Stock have been approved for quotation on the Nasdaq National Market, subject to official notice of issuance; however, there can be no assurance as to the development or liquidity of any trading market for the Common Stock or that investors in the Common Stock will be able to resell their shares at or above the initial public offering price. The initial public offering price for the shares of Common Stock will be determined through negotiations between the Company and representatives of the Underwriters and may not be indicative of the market price of the Common Stock after the Offerings. See "Underwriting." The trading price of the Company's

Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products and services by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company and other events or factors. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's Common Stock, regardless of the Company's operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. Such litigation, if instituted, whether or not successful, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE; NO PRIOR TRADING MARKET; REGISTRATION RIGHTS

  Upon consummation of the Offerings, the Company will have outstanding a total of 9,791,339 shares of Common Stock (10,193,839 if the Underwriters' over-allotment option is exercised in full), and 822,650 and 693,771 shares of Common Stock subject to stock options granted under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively. See "Management-- Executive Compensation." In addition, upon consummation of the Offerings, 2,023,009 shares of Common Stock will be issuable upon exercise of outstanding Warrants. Of the outstanding shares, the 3,100,000 shares of Common Stock being sold in the Offerings (3,502,500 if the Underwriters' over-allotment option is exercised in full) will be immediately eligible for sale in the public market without restriction or further registration under the Securities Act, unless purchased by or issued to any "affiliate" of the Company (within the meaning of the Securities Act). All of the shares of Common Stock outstanding prior to the Offerings are "restricted securities" as such term is defined under Rule 144 under the Securities Act ("Rule 144") in that such shares were issued in private transactions not involving a public offering. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act or another exemption from registration. Of the 5,628,884 shares of capital stock issued prior to the Offerings, and not registered under the Securities Act, approximately 1,062,455 shares are not subject to the volume limitations of Rule 144 and are currently eligible for sale in the public market without restriction. Holders of substantially all of the Company's Common Stock and outstanding preferred equity have been granted registration rights with respect to the shares of Common Stock into which their securities are convertible. See "Description of Capital Stock--Registration Rights." However, pursuant to the terms of the agreements pursuant to which the registration rights were granted, such holders have agreed not to sell or otherwise transfer or dispose of any shares of Common Stock or other securities of the Company held by them without the consent of the Company for a period of seven days prior to and up to 180 days after the date of this Prospectus. Additionally, the Company and members of the Company's management who are stockholders of the Company and certain other stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) of the Company or of any of its subsidiaries. The Company intends to file a registration statement on Form S-8 for the shares held pursuant to its option plans that may make those shares freely tradeable. Such registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to the applicable lock-up agreements and Rule 144 limitations applicable to affiliates. See "Shares Eligible for Future Sale."

  No information is currently available and no prediction can be made as to the timing or amount of future sales of such shares or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  Prior to the consummation of the Offerings, the Board of Directors expects to adopt a Rights Agreement (defined below), to be effective upon the consummation of the Offerings, that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. Further, certain provisions of the Company's Fourth Amended and Restated Certificate of Incorporation and By-Laws and of Delaware law could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

SIGNIFICANT DILUTION; ABSENCE OF DIVIDENDS

  Investors purchasing shares of Common Stock in the Offerings will incur immediate and substantial dilution of $7.39 per share (assuming an initial public offering price of $12.00 per share) in net tangible book value per share of the Common Stock from the initial public offering price. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. In addition, the Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy" and "Dilution."

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will," or similar terms. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things:
(i) trends affecting the Company's financial condition or results of operations, (ii) the Company's business and growth strategies, (iii) the Internet and Internet commerce and (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's unproven business model, dependence on members, reliance on advertising revenues, potential fluctuations in quarterly operating results, security risks of transmitting information over the Internet, government regulation, technological change and competition. The accompanying information contained in this Prospectus, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

                              CONCURRENT OFFERING

  Concurrent with the shares offered hereby in the Initial Public Offering, the Company intends to sell to the Concurrent Purchasers up to approximately $5 million of Common Stock (416,667 shares assuming an initial public offering price of $12.00 per share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this Prospectus) at the same price per share to be paid by the investors in the Initial Public Offering. The Company expects that the Concurrent Purchasers will include certain of the Company's officers and directors, their relatives and their business associates. The consummation of the Concurrent Offering and the Initial Public Offering are contingent upon each other. In the event the Concurrent Offering is not consummated by the closing date of the Initial Public Offering, the Concurrent Offering will be terminated and all payments made by the Concurrent Purchasers in connection with the Concurrent Offering will be promptly returned. If the Concurrent Offering is not consummated for the proposed amount, the shares of Common Stock not sold to the Concurrent Purchasers will not be offered to purchasers in the Initial Public Offering. All proceeds of the Concurrent Offering will be paid directly to the Company and will be segregated in a separate non-interest bearing bank account established by the Company pending the consummation of the Concurrent Offering. Bear, Stearns & Co. Inc. and Volpe Brown Whelan & Company are acting as the Placement Agents in connection with the Concurrent Offering. The
Placement Agents will receive a Placement Agent fee of $   per share of Common
Stock sold in the Concurrent Offering and will be indemnified by the Company against certain liabilities, including liabilities under the Securities Act. See "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,100,000 shares of Common Stock offered in the Offerings by the Company are estimated to be approximately $33.5 million (approximately $38.0 million if the Underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $12.00 per share (the midpoint of the estimated initial public offering price range set forth on the front cover of this Prospectus) and after deducting the estimated underwriting discounts and commissions, Placement Agent fees and other estimated offering expenses.

  The Company will use the net proceeds of the Offerings for advertising, brand name promotions and for other general corporate purposes, including investment in the development and functionality of theglobe.com Web site, enhancements of the Company's network infrastructure and working capital. The Company may also use a portion of the proceeds for strategic alliances and acquisitions. Although the Company reviews potential strategic alliances and acquisitions from time to time, it has not had more than preliminary discussions with respect to any such alliances or acquisitions. The Company has not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, management will have significant flexibility in applying the net proceeds of the Offerings. Pending any such use, as described above, the Company intends to invest the net proceeds in interest-bearing instruments. See "Risk Factors--Broad Discretion in Use of Proceeds."

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its Common Stock. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of June 30, 1998, (ii) the pro forma capitalization as of such date, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and (iii) the pro forma capitalization of the Company as of June 30, 1998 as adjusted to reflect the 3,100,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share. The capitalization information set forth in the table below is qualified and should be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Prospectus.

                                                        JUNE 30, 1998
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                    (DOLLARS IN THOUSANDS)
Obligations under capital leases, excluding
 current installments.......................... $    629  $    629    $    629
Stockholders' equity:
  Preferred Stock, 3,000,000 shares authorized:
   Series A through E, $.001 par value;
   2,900,001 shares authorized; 1,449,995.5
   shares issued and outstanding (aggregate
   liquidation value of $21,886,110); none
   issued and outstanding, pro forma and pro
   forma as adjusted...........................        1       --          --
  Common Stock, $.001 par value; 22,000,000
   shares authorized, actual, 100,000,000
   shares authorized pro forma and pro forma as
   adjusted; 1,196,979 shares issued and
   outstanding, actual; 6,670,714 shares
   outstanding, pro forma; 9,770,714 shares
   issued and outstanding, pro forma as
   adjusted(1)(2)..............................        1         7          10
  Additional paid-in capital...................   21,875    21,870      55,363
  Net unrealized loss on available-for-sale se-
   curities....................................      (29)      (29)        (29)
  Deferred compensation........................      (53)      (53)        (53)
  Accumulated deficit..........................  (10,224)  (10,224)    (10,224)
                                                --------  --------    --------
  Total stockholders' equity...................   11,571    11,571      45,067
                                                --------  --------    --------
    Total capitalization....................... $ 12,200  $ 12,200    $ 45,696
                                                ========  ========    ========

--------
(1) Based on the number of shares of Common Stock outstanding as of June 30, 1998, and adjusted to include 5,473,735 shares of Common Stock that will be issued upon the automatic conversion of all of the Company's outstanding shares of Preferred Stock upon consummation of the Offerings. Authorized pro forma and pro forma as adjusted give effect to Fourth Amended and Restated Certificate of Incorporation of the Company to become effective prior to consummation of the Offerings. Each share of the Company's Series A, B and C Preferred Stock, totaling 1,449,970 shares, by its terms, is automatically convertible into one share of Common Stock. Each of the Company's 25.5 shares of Series D Preferred Stock is automatically convertible into approximately 157,795 shares of Common Stock, totaling 4,023,765 shares in the aggregate. Based upon the Series D Preferred Stock's original conversion terms, the shares of Series D Preferred Stock are to be converted into 51% of the Company's fully diluted shares on the date of conversion, excluding 700,000 options from the Company's 1998 Stock Option Plan and the Series E Warrants. See
     Note 5 to the Company's Financial Statements.
(2) Excludes 2,023,009 shares of Common Stock issuable upon the exercise of outstanding Warrants at an exercise price of approximately $2.91 per share following the consummation of the Offerings. See "Description of Capital Stock--Warrants." If the Underwriters' over-allotment option is exercised in full, an additional 402,500 shares of Common Stock would be offered by the Company and 10,193,839 shares of Common Stock would be outstanding after the Offerings. See "Underwriting." Excludes (i) 822,650 and 693,771 shares of Common Stock issuable upon the exercise of stock options that would be outstanding after the Offerings under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively, at a weighted average exercise price of $11.81 per share (assuming an initial public offering price of $12.00 per share) and $0.72 per share, respectively, and (ii) 377,350 and 4,625 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Option Plan and the 1995 Stock Option Plan, respectively. See "Capitalization," "Management-- Executive Compensation," "Description of Capital Stock" and the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1998, after giving effect to the conversion of all outstanding shares of Preferred Stock into 5,473,735 shares of Common Stock, was approximately $11,570,624 or $1.73 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the pro forma tangible net worth of the Company (pro forma total assets less pro forma total liabilities) by the number of shares of Common Stock. After giving effect to the sale of 3,100,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds from the Offerings, pro forma net tangible book value of the Company as of June 30, 1998 would have been $45,066,624 or $4.61 per share. This represents an immediate increase in pro forma net tangible book value of $2.88 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $7.39 per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share................       $12.00
  Pro forma net tangible book value per share as of June 30,
   1998........................................................ $1.73
  Increase per share attributable to new investors.............  2.88
                                                                -----
Pro forma net tangible book value per share after the
 Offerings.....................................................         4.61
                                                                      ------
Dilution per share to new investors............................       $ 7.39(1)
                                                                      ------

--------
(1) The foregoing computations assume no exercise of the Underwriters' over-allotment option, stock options or the Warrants. The Warrants entitle the holders thereof to purchase an aggregate of 2,023,009 shares of Common Stock at an exercise price of approximately $2.91 per share. If the foregoing Warrants had been exercised at June 30, 1998, pro forma net tangible book value after the Offerings would have been $50,948,977 in the aggregate or $4.32 per share, representing an immediate dilution to new investors of $7.68 per share and an immediate increase in net tangible book value of $2.59 per share attributable to the Offerings.

  The following table summarizes, as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in the Offerings (after giving effect to the conversion of the outstanding shares of Preferred Stock into shares of Common Stock and before deduction of estimated underwriting discounts and commissions and other estimated expenses of the Offerings):

                            SHARES PURCHASED       TOTAL CONSIDERATION
                          ----------------------- ---------------------- AVERAGE PRICE
                           NUMBER      PERCENTAGE   AMOUNT    PERCENTAGE   PER SHARE
                          ---------    ---------- ----------- ---------- -------------
Existing
 stockholders(1)........  6,670,714        68%    $21,900,057     37%       $ 3.28
Investors in the
 Concurrent Offering....    416,667(2)      4%      5,000,004      8%       $12.00
Investors in the Initial
 Public Offering........  2,683,333        28%     32,199,996     55%       $12.00
                          ---------       ---     -----------    ---
  Total.................  9,770,714(3)    100%     59,100,057    100%       $ 6.05
                          =========       ===     ===========    ===

--------
(1) Assumes all of the Company's outstanding Preferred Stock is converted into Common Stock. Excludes 2,023,009 shares of Common Stock that may be issued upon the exercise of the Warrants at approximately $2.91 per share.
(2) Represents an estimate of the number of shares to be purchased.
(3) Excludes 822,650 and 693,771 shares of Common Stock reserved for issuance under options that will be outstanding after the Offerings pursuant to the Company's 1998 Stock Option Plan and the Company's 1995 Stock Option Plan, respectively, at a weighted average exercise price of $11.81 per share (assuming an initial public offering price of $12.00 per share) and $0.72 per share, respectively. See "Management--Executive Compensation," "Description of Capital Stock--Warrants" and Notes 5 and 6 to the Financial Statements appearing elsewhere in this Prospectus. To the extent stock options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data should be read in conjunction with the Financial Statements and Notes related thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the period from May 1, 1995 (inception) to December 31, 1995 and each of the years in the two-year period ended December 31, 1997, and the consolidated balance sheet data at December 31, 1996 and 1997, are derived from the consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent accountants, and are included elsewhere in this Prospectus. The balance sheet data at December 31, 1995 are derived from audited financial statements of the Company not included herein. The statement of operations data for each of the six-month periods ended June 30, 1997 and 1998, and the balance sheet data at June 30, 1998, are derived from unaudited interim financial statements of the Company included elsewhere in this Prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                         MAY 1, 1995
                         (INCEPTION)      YEAR ENDED         SIX MONTHS ENDED
                           THROUGH       DECEMBER 31,            JUNE 30,
                         DECEMBER 31, --------------------  --------------------
                             1995       1996       1997       1997       1998
                         ------------ ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $      27   $     229  $     770  $     208  $   1,173
Cost of revenues........         13         116        423        106        503
                          ---------   ---------  ---------  ---------  ---------
Gross profit............         14         113        347        102        670
Operating expenses:
 Sales and marketing....          1         276      1,248        224      4,493
 Product development....         60         120        154         63        251
 General and
  administrative........         19         489      2,828        594      2,396
                          ---------   ---------  ---------  ---------  ---------
Total operating
 expenses...............         80         885      4,230        881      7,140
                          ---------   ---------  ---------  ---------  ---------
Loss from operations....        (66)       (772)    (3,883)      (779)    (6,470)
Interest income
 (expense), net.........        --           22        335         12        673
                          ---------   ---------  ---------  ---------  ---------
Loss before provision
 for income taxes.......        (66)       (750)    (3,548)      (767)    (5,797)
                          ---------   ---------  ---------  ---------  ---------
Provision for income
 taxes..................        --          --          36        --          27
                          ---------   ---------  ---------  ---------  ---------
Net loss................  $     (66)  $    (750) $  (3,584) $    (767) $  (5,824)
                          =========   =========  =========  =========  =========
Basic and diluted net
 loss per share(1)......  $   (0.06)  $   (0.67) $   (3.13) $   (0.67) $   (5.01)
                          =========   =========  =========  =========  =========
Weighted average shares
 outstanding used in
 basic and diluted per
 share calculation(1)...  1,125,000   1,125,000  1,146,773  1,140,960  1,161,389
                          =========   =========  =========  =========  =========
Pro forma basic and
 diluted net loss per
 share(2)...............                         $   (0.91)            $   (0.95)
                                                 =========             =========
Weighted average shares
 used in computing pro
 forma basic and diluted
 net loss per share
 calculation(2).........                         3,920,095             6,115,148
                                                 =========             =========

                                                      DECEMBER 31,
                                                    ----------------- JUNE 30,
                                                    1995 1996  1997     1998
                                                    ---- ---- ------- --------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term
 investments....................................... $587 $757 $18,874 $13,155
Working capital....................................  575  648  17,117  10,452
Total assets.......................................  647  973  19,462  15,603
Capital lease obligations, excluding current
 installments......................................  --   --       99     629
Total stockholders' equity......................... $632 $795 $17,352 $11,571

--------
(1) Weighted average shares do not include any common stock equivalents because such inclusion would have been anti-dilutive. See the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus for the determination of shares used in computing pro forma basic and diluted loss per share.
(2) Pro forma gives effect to the conversion of all outstanding shares of the Company's Preferred Stock into Common Stock upon the closing of the Offerings as if such conversion had occurred on January 1, 1997, or the date of original issuance, if later.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. For a more detailed discussion of these business and economic risks, see "Risk Factors." The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Prospectus.

OVERVIEW

  theglobe.com is one of the world's leading online communities with over 1.9 million members in the United States and abroad. In August 1998, over 6.5 million unique users visited the site. theglobe.com is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. theglobe.com facilitates this interaction by providing various free services, including home page building, discussion forums, chat, e-mail and a marketplace where members can purchase a variety of products and services. Additionally, theglobe.com provides its users news, weather, movie and music reviews, multi-player gaming, horoscopes and personals. By satisfying its users' personal and practical needs, theglobe.com seeks to become their online home. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements, and the sale of membership subscriptions for enhanced services.

  The Company was incorporated in May 1995. For the period from inception through December 1995, the Company had minimal sales and its operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development of theglobe.com. Operating expenses in 1995 were minimal. During 1996, the Company continued the foregoing activities and also focused on recruiting personnel, raising capital and developing programs to attract and retain members. In 1997, the Company moved its headquarters to New York City, expanded its membership base from less than 250,000 to almost 1 million, improved and upgraded its services, expanded its production staff, built an internal sales department and began active promotion of theglobe.com to increase market awareness. From the end of 1997 through June 30, 1998, revenues and operating expenses have increased as the Company has placed a greater emphasis on building its advertising revenues and memberships by expanding its sales force and promoting theglobe.com brand.

  To date, the Company's revenues have been derived principally from the sale of advertisements and, to a lesser extent, from subscription revenues. E-commerce revenues have not been significant to date, but are expected to increase as the Company's existing e-commerce arrangements grow and new arrangements are entered into. Advertising revenues constituted 89% of total revenues for the six months ended June 30, 1998 and 77% of total revenues for the year ended December 31, 1997. The Company sells a variety of advertising packages to clients, including banner advertisements, event sponsorship, and targeted and direct response advertisements. Currently, the Company's advertising revenues are derived principally from short-term advertising arrangements, averaging one to two months, in which the Company guarantees a minimum number of impressions for a fixed fee. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Payments received from advertisers prior to displaying their advertisements on the site are recorded as deferred revenues and are recognized as revenue ratably when the advertisement is displayed. To the extent minimum guaranteed impression levels are not met, the Company defers recognition of the corresponding revenues until guaranteed levels are achieved.

  In addition to advertising revenues, the Company derives other revenues primarily from its membership subscriptions. The Company's membership programs offer premium services for a monthly fee, providing additional services such as incremental storage space and the ability to host limited commercial activity. Although non-advertising revenues may continue to grow through the development of new membership programs and the planned enhancements of theglobe.com's e-commerce merchandising solution, globeStores, in the fourth quarter of 1998, the Company expects to derive its revenue principally from the sale of advertising space on its Web site for the foreseeable future. The Company's recent arrangements with its premier e-commerce partners generally provide the Company with a fee for renting space in theglobe.com Marketplace, and/or a share of any sales resulting from direct links from the Company's Web site. Revenues from these programs will be recognized in the month that the service is provided. Revenues from the Company's share of the proceeds from its e-commerce partners' sales will be recognized by the Company upon notification from its partners of sales attributable to the Company's site. To date, revenues from e-commerce arrangements have not been material.

  The Company incurred net losses of $65,706, $750,180 and $3.6 million for the period from May 1, 1995 (date of inception) to December 31, 1995, and the years ended December 31, 1996 and 1997, respectively, and $5.8 million for the six months ended June 30, 1998. At June 30, 1998, the Company had an accumulated deficit of $10.2 million. The net losses and accumulated deficit resulted from the Company's lack of substantial revenues and the significant operation, infrastructure and other costs incurred in the development and marketing of the Company's services. As a result of its expansion plans and its expectation that its operating expenses will increase significantly in the next several years, especially in the areas of sales and marketing and brand promotion, the Company expects to incur additional losses from operations for the foreseeable future. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability or that the Company's operating losses will not increase in the future.

  The Company has recorded deferred compensation of approximately $25,000 and $83,100 for the years ended December 31, 1996 and 1997, respectively, in connection with the grant of certain stock options to employees, representing the difference between the deemed value of the Company's Common Stock for accounting purposes and the exercise price of such options at the date of grant. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options, generally three to five years. Amortization of deferred stock compensation is allocated to the general and administrative expense line identified on the statement of operations. As a result, the Company currently expects to amortize the following amounts of deferred compensation annually: 1998--$46,200; 1999-- $26,300; 2000--$1,800; 2001--$1,200; and 2002--$500. Amortization of deferred compensation was $23,100 and $28,100 for the six months ended June 30, 1998 and the year ended 1997, respectively.

  The Company expects to record a charge to earnings estimated to be $2,047,500 (assuming an initial public offering price of $12.00 per share) in the third quarter of 1998 in connection with the transfer during the third quarter of 1998 of Warrants to acquire 225,000 shares of Common Stock from Dancing Bear Investments (its largest stockholder) to Todd V. Krizelman, Stephan J. Paternot and Edward A. Cespedes. The actual amount of such charge will be determined by the difference between the initial public offering price and the exercise price per Warrant (approximately $2.91 per share assuming an initial public offering price of $12.00 per share).

  Also, during July 1998, pursuant to the terms of an employment agreement with an officer of the Company, the Company granted stock options to purchase 112,500 shares of Common Stock, 87,500 of which have an exercise price per share equal to 85% of the initial public offering price. As a result, the Company will record deferred compensation expense estimated to be $157,500 (assuming an initial public offering price of $12.00 per share), representing the difference between the deemed value of the Company's Common Stock, the initial public offering price and the exercise price of 87,500 options at the date of grant. Such amount shall be presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options. The 87,500 options shall vest with respect to one-third of the shares subject thereto on each of the first three anniversaries of the date of grant. The remaining options will be granted at the initial public offering price which is equal to the fair market value per share of the Company's Common Stock on the date of grant.

RESULTS OF OPERATIONS

  The following table sets forth the results of operations (as a percentage of total revenues) for the periods indicated by each item reflected in the Company's statement of operations. Given its limited operating history, the Company believes that an analysis of its cost and expense categories as a percentage of revenue is not meaningful.

                           MAY 1, 1995
                           (INCEPTION)   YEAR ENDED       SIX MONTHS ENDED
                                TO      DECEMBER 31,          JUNE 30,
                           DECEMBER 31, ---------------   -------------------
                               1995      1996     1997      1997       1998
                           ------------ ------   ------   --------   --------
Revenues.................       100%       100%     100%       100%       100%
Cost of revenues.........        48%        51%      55%        51%        43%
                               ----     ------   ------   --------   --------
  Gross profit...........        52%        49%      45%        49%        57%
Operating expenses:
  Sales and marketing....         5%       121%     162%       108%       383%
  Product development....       224%        52%      20%        30%        21%
  General and administra-
   tive..................        68%       213%     367%       285%       204%
                               ----     ------   ------   --------   --------
    Total operating ex-
     penses..............       297%       386%     549%       423%       608%
                               ----     ------   ------   --------   --------
Loss from operations.....      (245%)     (337%)   (504%)     (374%)     (551%)
Interest income (ex-
 pense), net.............        (0%)       10%      43%         5%        57%
                               ----     ------   ------   --------   --------
Loss before provision for
 income taxes............      (245%)     (327%)   (461%)     (369%)     (494%)
Provision for income tax-
 es......................         0%         0%       4%         0%         2%
                               ----     ------   ------   --------   --------
Net loss.................      (245%)     (327%)   (465%)     (369%)     (496%)
                               ====     ======   ======   ========   ========

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1998

  Revenues. Revenues increased from $208,241 for the six months ended June 30, 1997 to $1.2 million for the six months ended June 30, 1998, an increase of 463%. The period to period growth in revenues resulted from an increase in (i) the number of advertisers as well as the average contract duration and value,
(ii) the Company's Web site traffic and (iii) to a lesser extent, its subscription memberships.

  Advertising Revenues. Advertising revenues were $144,166 or 69% of total revenues and $1.0 million or 89% of total revenues for the six months ended June 30, 1997 and 1998, respectively. Commencing in April 1996, the Company engaged an Internet advertising service provider to sell the Company's Web site advertising inventory in exchange for a service fee. The Company recognized revenues net of such service fees. Commencing May 1, 1997, the Company canceled this arrangement and created its own internal sales department in order to properly represent theglobe.com brand on a consistent basis as well as to reduce overall sales costs. Accordingly, the advertisements sold by the Internet advertising service provider accounted for approximately 28% of total revenues for the six months ended June 30, 1997. The Company did not record any similar expense in the six months ended June 30, 1998. In addition, the Company recorded $37,500 and $39,906 of barter advertising revenues, representing 18% and 3% of total revenues, for the six months ended June 30, 1997 and 1998, respectively, which primarily related to an advertising contract with a major Internet search engine provider that was cancelled in January 1998. The Company anticipates that advertising revenues will continue to account for a substantial share of total revenues for the foreseeable future and that barter revenue will continue to comprise an insignificant portion of the Company's total revenues in the future.

  Subscription Revenues. The Company's subscription membership revenues were $64,075 or 31% of total revenues and $129,792 or 11% of total revenues for the six months ended June 30, 1997 and 1998, respectively. At June 30, 1998, the Company had deferred revenues of $132,353, attributable to prepaid subscription memberships which are amortized ratably over the remaining membership term, typically ranging from one to 12 months.

  Cost of Revenues. Cost of revenues consists primarily of Internet connection charges, Web site equipment leasing costs, depreciation, barter advertising expenses, salaries of operations personnel and other related maintenance and support costs. Gross margins were 49% and 57% for the six months ended June 30, 1997 and 1998, respectively. The increase in gross margin was primarily due to a greater increase in revenues relative to the increase in cost of revenues. In addition, the Company recorded $37,500 and $39,906 of barter advertising expenses during the six months ended June 30, 1997 and 1998, respectively, included in cost of revenues, which is equivalent to the barter advertising revenues recorded in the same period. The June 30, 1997 and 1998 gross margins exclusive of the barter transactions were 60% and 59%, respectively. Therefore, excluding barter, gross margins have remained fairly consistent from period to period.

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, commissions, advertising, public relations, sales force and other marketing related expenses. Sales and marketing expenses increased from $224,170 or 108% of total revenues for the six months ended June 30, 1997 to $4.5 million or 383% of total revenues for the six months ended June 30, 1998. The period to period increase in sales and marketing expenses was primarily attributable to expansion of the Company's online and print advertising, public relations and other promotional expenditures, as well as increased sales and marketing personnel and related expenses required to implement the Company's marketing strategy in the first half of 1998. Sales and marketing expenses also increased as a result of the Company's decision to shift its advertising to an internal sales department in the second quarter of 1997. Sales and marketing expenses as a percentage of total revenues have increased as a result of the continued development and implementation of theglobe.com's branding and marketing campaign. The Company expects sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as the Company continues its branding strategy, expands its direct sales force, hires additional marketing personnel and increases expenditures for marketing and promotion.

  Product Development Expenses. Product development expenses include personnel costs associated with the development, testing and upgrades to the Company's Web site and systems as well as personnel costs related to its editorial content and community management and support. Product development expenses increased from $62,500 or 30% of total revenues for the six months ended June 30, 1997 to $250,869 or 21% of total revenues for the six months ended June 30, 1998. The absolute dollar increase in product development expenses was primarily attributable to increased staffing levels required to support theglobe.com and related back-office systems and to enhance the content and features within the Company's Web site. The Company believes that timely deployment of new and enhanced features and technology are critical to attaining its strategic objectives and remaining competitive. Accordingly, the Company intends to continue recruiting and hiring experienced product development personnel and to make additional investments in product development. The Company expenses product development costs as incurred. As such, the Company expects that product development expenditures will increase in absolute dollars in future periods.

  General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and legal expenses, and fees for professional services. General and administrative expenses increased from $594,358 or 285% of total revenues for the six months ended June 30, 1997 to $2.4 million or 204% of total revenues for the six months ended June 30, 1998, an increase of $1.8 million, or 303%. The absolute dollar increase in general and administrative expenses was primarily due to increased salaries and related expenses associated with management's employment contracts, hiring of additional personnel, and increases in professional fees and travel. The increased salaries also reflect the highly competitive nature of hiring in the new media industry. The Company expects that it will incur additional general and administrative expenses as the Company hires additional personnel and incurs additional costs related to the growth of the business and its operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, the Company anticipates that general and administrative expenses will continue to increase in absolute dollars.

  Interest Income (Expense), Net. Interest income (expense), net includes income from the Company's cash and investments and expenses related to the Company's capital lease obligations. Interest income (expense), net increased from $11,384 for the six months ended June 30, 1997 to $672,637 for the six months ended on June 30, 1998, an increase of $661,253. The increase in interest income was primarily due to a higher average cash, cash equivalent and investment balance as a result of capital received from the issuance of shares of the Company's Preferred Stock in the third quarter of 1997.

  Income Taxes. Income taxes of $26,500 for the six months ended June 30, 1998 are based solely on state and local taxes on business and investment capital. The Company's effective tax rate differs from the statutory federal income tax rate, primarily as a result of the uncertainty regarding the Company's ability to utilize its net operating loss carryforwards. Due to the uncertainty surrounding the timing or realization of the benefits of its net operating loss carryforwards in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. As of June 30, 1998 and December 31, 1997, the Company had approximately $9.9 million and $4.4 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The Company's federal net operating loss carryforwards expire beginning 2000 through 2012. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Due to the change in the Company's ownership interests in the third quarter of 1997, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), future utilization of the Company's net operating loss carryforwards will be subject to certain limitations or annual restrictions. See Note 4 to the Notes to Financial Statements appearing elsewhere in this Prospectus.

COMPARISON OF THE PERIOD FROM MAY 1, 1995 (INCEPTION) TO DECEMBER 31, 1995 AND YEARS ENDED DECEMBER 31, 1996 AND 1997

  Revenues. Revenues were $26,815, $229,363, and $770,293 for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The period to period growth resulted from an increase in (i) the number of advertisers as well as the average contract duration and value, (ii) the Company's Web site traffic and (iii) to a lesser extent, its subscription memberships.

  Advertising Revenues. Advertising revenues were $26,815 or 100% of total revenues, $216,814 or 95% of total revenues, and $592,409 or 77% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Commencing in April 1996, the Company engaged an Internet advertising service provider to sell the Company's Web site advertising inventory in exchange for a service fee. During 1996, the advertisements sold by the Internet advertising service provider accounted for approximately 71% of total revenues. Commencing May 1, 1997, the Company canceled this arrangement and created its own internal sales department in order to represent theglobe.com brand on a consistent basis as well as to reduce overall sales costs. During 1997, revenues from this service provider were only 8% of total revenues. During 1997, the Company recorded $166,500 of barter advertising revenues, representing 22% of total revenues, which primarily related to an advertising contract with a major Internet search engine provider.

  Subscription Revenues. The Company's subscription membership revenues were $12,549 or 5% of total revenues and $177,884 or 23% of total revenues for the years ended December 31, 1996 and 1997, respectively. At December 31, 1996 and 1997, the Company had deferred revenues of $32,144 and $113,290, respectively, attributable to prepaid subscription memberships. The Company did not have subscription revenues in its year of inception.

  Cost of Revenues. Cost of revenues were $12,779 or 48% of total revenues, $116,780 or 51% of total revenues, $423,706 or 55% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Gross margins were 52%, 49% and 45% in 1995, 1996 and 1997, respectively. The general decline in gross margins as a percentage of total revenues was attributable to the growth of the networking infrastructure resulting in an increase in Internet connection, support and maintenance charges, equipment costs as well as operations personnel costs. In 1995, the Company's first year of operation, cost of revenues only represented Internet connection and support and maintenance charges. In 1997, gross margins also decreased due to the inclusion of $166,500 of barter advertising expenses in cost of revenues, which was equivalent to the barter advertising revenues recorded in the same period. The 1997 gross margin exclusive of the barter transactions was 57%. The Company's 1997 gross margin was positively impacted by its decision to shift its advertising to an internal sales department during May 1997 and the increase in the Company's subscription members.

  Sales and Marketing Expenses. Sales and marketing expenses were $1,248 or 5% of total revenues, $275,947 or 121% of total revenues, and $1.2 million or 162% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. In the first year of operation, the Company did not dedicate meaningful funds to sales and marketing. The period to period increase in sales and marketing expenses from 1996 to 1997 was primarily attributable to expansion of the Company's online and print advertising, public relations and other promotional expenditures as well as increased sales and marketing personnel and related expenses required to implement the Company's marketing strategy. Sales and marketing expenses also increased as a result of the Company's decision to shift its advertising to an internal sales department in the second quarter of 1997.

  Product Development Expenses. Product development expenses were $60,000 or 224% of total revenues, $120,000 or 52% of total revenues, and $153,667 or 20% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The increases in absolute dollars in product development expenses were primarily attributable to increased staffing levels required to support theglobe.com and its related back-office systems. Product development expenses as a percentage of total revenues have decreased because of the growth in total revenues.

  General and Administrative Expenses. General and administrative expenses were $18,380 or 68% of total revenues, $489,073 or 213% of total revenues, and $2.8 million or 367% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The period to period increase in general and administrative expenses was primarily due to increases in the number of general and administrative personnel, professional services, travel and facility related expenses to support the growth of the Company's operations. The increased salaries reflect the highly competitive nature of hiring in the new media industry. General and administrative expenses as a percentage of total revenues decreased in 1996 because of the growth in total revenues. General and administrative expenses as a percentage of total revenues and in absolute dollars increased in 1997 primarily related to expenses associated with management's employment contracts and accrued bonuses granted during the second half of 1997 combined with the additional costs required to support the rapid growth of the Company's operations.

  Interest Income (Expense), Net. Interest income (expense), net was $(114), $22,257 and $334,720, for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The increase in interest income for the year ended December 31, 1997 was primarily due to a higher average cash, cash equivalent and investment balance as a result of the proceeds received from the issuance of shares of the Company's Preferred Stock in the third quarter of 1997.

  Income Taxes. Income taxes of $36,100 for the year ended December 31, 1997 were based solely on state and local taxes on business and investment capital. The Company paid less than $1,000 in income taxes in 1995 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has primarily financed its operations through (i) the private placement of its Preferred Stock through which the Company raised $20 million and $280,000 in the third and second quarters of 1997, respectively, and $910,000 in 1996, (ii) the private placement of Preferred Stock and Common Stock, through which the Company raised $647,000 and $4,700, respectively, in 1995 and (iii) capital equipment lease financing which, from December 1997 through June 1998, raised approximately $963,000. As of June 30, 1998, the Company had approximately $3.0 million in cash and cash equivalents and $10.2 million in marketable securities.

  Net cash used in operating activities was $330,223 and $5.4 million for the six months ended June 30, 1997 and 1998, respectively, and $58,510, $601,602, and $1.9 million for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The Company had significant negative cash flows from operating activities in each fiscal and quarterly period to date. Net cash used in operating activities resulted primarily from the Company's net operating losses, adjusted for certain non-cash items, and a higher level of accounts receivable due to the time lag between revenue recognition and the receipt of payments from advertisers, which were partially offset by increases in accounts payable, accrued expenses, deferred revenues and the timing of payments associated with the Company's 1997 accrued bonuses in the first quarter of 1998. For the six months ended June 30, 1998, the increase in net cash used in operating activities resulted primarily from the Company's net operating loss of $5.8 million and the payment of 1997's bonuses of $1.1 million during the first six months of 1998.

  Net cash provided (used) in investing activities was $(229,696) and $2.6 million for the six months ended June 30, 1997 and 1998, respectively, and $(51,101), $(138,309), and $(13.2) million for the period from May 1, 1995
(inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Net cash provided (used) in investing activities was primarily related to purchase and sales of short-term investments with the proceeds from the Company's issuance of shares of the Company's Preferred Stock in the third quarter of 1997, totaling $20 million, and the purchase of property and equipment in connection with the Company's build out of its infrastructure. During December 1997 and the first six months of 1998, the Company acquired additional equipment under capital leases of $126,000 and $836,648, respectively.

  Net cash provided by (used in) financing activities was $258,205 and $(69,233) for the six months ended June 30, 1997 and 1998, respectively, and $696,685, $909,955, and $20.2 million for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Net cash provided by financing activities during 1995 consisted primarily of $45,500 in convertible notes payable and $646,505 in proceeds from the issuance of the Company's Common Stock. Net cash provided by financing activities in 1996 and in 1997 consisted primarily of net proceeds from the issuance of the Company's Preferred Stock. Net cash used in financing activities of $(77,405) consisted primarily of payments under its capital lease obligations.

  As of June 30, 1998, the Company's principal commitments consisted of obligations outstanding under capital and operating leases. The Company spent approximately $557,253 on capital expenditures since inception, excluding capital lease arrangements. The Company estimates that its capital expenditures for the second half of 1998 and 1999 will be approximately $2 million and $7 million, respectively. The Company currently expects that its principal capital expenditures during that time will relate to improvements to technical infrastructure and a planned move of the Company headquarters at the end of 1998.

  The Company's capital requirements depend on numerous factors, including market acceptance of the Company's services, the amount of resources the Company devotes to investments in its Web site, the resources the Company devotes to marketing and selling its services and its brand promotions and other factors. The Company has experienced a substantial increase in its capital expenditures and operating lease arrangements since its inception consistent with the growth in the Company's operations and staffing, and anticipates that this will continue for the foreseeable future. Additionally, the Company will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions.

  The Company believes that the net proceeds from the Offerings, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least 12 months. If cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. The incurrence of indebtedness would result in increased fixed obligations of the Company and could result in operating covenants that would restrict the Company's operations. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. See "Risk Factors-- Additional Financing Requirements; Ability to Incur Debt; Expected Negative Operating Cash Flow for the Foreseeable Future."

QUARTERLY RESULTS OF OPERATIONS DATA

  The following table sets forth certain unaudited quarterly statement of operations data for each of the six quarters ended June 30, 1998 as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data.

  The quarterly data should be read in conjunction with the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period. In particular, because of the Company's limited operating history, the Company has limited meaningful financial data upon which to base revenues and planned operating expenses. Additionally, the Company believes that it may experience seasonality in its business, with use of the Internet and theglobe.com being somewhat lower during the summer vacation period and year-end holiday periods. Additionally, seasonality may affect significantly the Company's advertising revenue during the first and third calendar quarters. See "Risk Factors--Potential Fluctuations in Operating Results; Quarterly Fluctuations."

                                                 THREE MONTHS ENDED
                          ------------------------------------------------------------------
                          MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31,  JUNE 30,
                            1997      1997        1997          1997       1998       1998
                          --------- --------  ------------- ------------ ---------  --------
                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................    $  87    $ 121       $   207      $   355     $   394   $   780
Cost of revenues........       25       81           133          185         213       291
                            -----    -----       -------      -------     -------   -------
 Gross profit...........       62       40            74          170         181       489
Operating expenses:
 Sales and marketing....       64      160           404          620       1,411     3,083
 Product development....       30       32            37           54          85       165
 General and
  administrative........      303      291         1,511          722       1,098     1,299
                            -----    -----       -------      -------     -------   -------
 Total operating
  expenses..............      397      483         1,952        1,396       2,594     4,547
                            -----    -----       -------      -------     -------   -------
 Loss from operations...     (335)    (443)       (1,878)      (1,226)     (2,413)   (4,058)
 Interest income, net...        3        8           113          210         456       217
                            -----    -----       -------      -------     -------   -------
 Loss before provision
  for income taxes......     (332)    (435)       (1,765)      (1,016)     (1,957)   (3,841)
Provision for income
 taxes..................      --       --             18           18          16        10
                            -----    -----       -------      -------     -------   -------
Net loss................    $(332)   $(435)      $(1,783)     $(1,034)    $(1,973)  $(3,851)
                            =====    =====       =======      =======     =======   =======
PERCENTAGE OF REVENUES:
Revenues................      100%     100%          100%         100%        100%      100%
Cost of revenues........       29%      67%           64%          52%         54%       37%
                            -----    -----       -------      -------     -------   -------
 Gross profit...........       71%      33%           36%          48%         46%       63%
Operating expenses:
 Sales and marketing....       74%     132%          196%         175%        358%      395%
 Product development....       34%      27%           18%          15%         22%       21%
 General and
  administrative........      348%     240%          731%         203%        279%      167%
                            -----    -----       -------      -------     -------   -------
Total operating
 expenses...............      456%     399%          945%         393%        659%      583%
                            -----    -----       -------      -------     -------   -------
Loss from operations....     (385%)   (366%)        (909%)       (345%)      (613%)    (520%)
Interest income, net....        4%       7%           55%          59%        116%       28%
                            -----    -----       -------      -------     -------   -------
Loss before provision
 for income taxes.......     (381%)   (359%)        (854%)       (286%)      (497%)    (492%)
Provision for income
 taxes..................        0%       0%            9%           5%          4%        1%
                            -----    -----       -------      -------     -------   -------
Net loss................     (381%)   (359%)        (863%)       (291%)      (501%)    (493%)
                            =====    =====       =======      =======     =======   =======

IMPACT OF THE YEAR 2000

  The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  State of Readiness. The Company may be affected by Year 2000 issues related to non-compliant IT systems or non-IT systems operated by the Company or by third parties. The Company has substantially completed an assessment of its internal and external (third-party) IT systems and non-IT systems. At this point in its assessment, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems, although there can be no assurance thereof.

  The Company's IT systems consist of software developed either in-house or purchased from third parties, and hardware purchased from vendors. At this point, the Company's assessment of its in-house software has identified only approximately 2,000 lines of code out of several hundred thousand in its proprietary, in-house software which are not Year 2000 compliant. Those portions of code which are not compliant are used solely for internal statistical analysis. The Company does not anticipate any difficulty in modifying this code to become Year 2000 compliant by December 31, 1998. The Company has contacted its principal vendors of hardware and software. All of those contacted vendors have notified the Company that the hardware and software that they have supplied to the Company is Year 2000 compliant.

  The Company has also substantially completed an assessment of its non-IT systems which the Company has identified as containing embedded chip systems for Year 2000 issues. At this point in its assessment, the Company is not currently aware of any Year 2000 problems relating to these systems which would have a material effect on the Company's business, results of operations, or financial condition, without taking into account the Company's efforts to avoid such problems.

  The Company's IT systems and other business resources rely on IT systems and non-IT systems provided by service providers and therefore may be vulnerable to those service providers' failure to remediate their own Year 2000 issues. Such service providers include those for the Company's network and e-mail services and landlords for the Company's leased office spaces. The Company has contacted these principal service providers and has been notified that the IT and non-IT systems which they provide to the Company are Year 2000 compliant.

  Cost. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material.

  Risks. To the extent that the Company's assessment is finalized without identifying any additional material non-compliant IT systems operated by the Company or by third parties, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond the control of the Company, such as a prolonged telecommunications or electrical failure. Such a failure could prevent the Company from operating its business, prevent users from accessing the Company's Web site, or change the behavior of advertising customers or persons accessing the Company's Web site. The Company believes that the primary business risks, in the event of such failure, would include but not be limited to, lost advertising revenues, increased operating costs, loss of customers or persons accessing the Company's Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract.

  Contingency Plan. As discussed above, the Company is engaged in an ongoing Year 2000 assessment. Following the completion of the assessment, the Company plans to conduct a full-scale Year 2000 simulation of its IT systems. The results of this simulation and the Company's assessment will be taken into account in determining the nature and extent of any contingency plans.

EFFECTS OF INFLATION

  Due to relatively low levels of inflation in 1995, 1996 and 1997 and the first six months of 1998, inflation has not had a significant effect on the Company's results of operations since inception.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" as of January 1, 1998. SFAS No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. For the six months ended June 30, 1998 and the year ended December 31, 1997, comprehensive net loss was approximately $11,600 lower and $41,200 higher, respectively, than the net loss reported in the Company's statements of operations for the applicable periods, due to unrealized gains or losses on securities classified as available-for-sale.

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company has determined that it does not have any separately reportable business segments.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standard for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The statement is not expected to affect the Company as the Company currently does not have any derivative instruments or hedging activities.

                                   BUSINESS

OVERVIEW

  theglobe.com is one of the world's leading online communities with over 1.9 million members in the United States and abroad. In August 1998, over 6.5 million unique users visited the site. theglobe.com is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. theglobe.com facilitates this interaction by providing various free services, including home page building, discussion forums, chat, e-mail and a marketplace where members can purchase a variety of products and services. Additionally, theglobe.com provides its users news, weather, movie and music reviews, multi-player gaming, horoscopes and personals. By satisfying its users' personal and practical needs, theglobe.com seeks to become their online home. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements and the sale of membership subscriptions for enhanced services.

  Since its founding in May 1995, theglobe.com has experienced strong growth. According to Media Metrix, theglobe.com was ranked as the fourth fastest-growing Web site in terms of audience reach for the first half of 1998. Over
6.5 million unique users visited the site in August 1998, according to ABC Interactive. Additionally, the site has added approximately 100,000 new members every month since October 1997. Approximately 25% to 35% of theglobe.com's monthly traffic originates from abroad, reflecting the site's international appeal.

INDUSTRY BACKGROUND

  The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. IDC estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites and to directly generate revenues from these users through online transactions. As a result, the Internet has become a compelling means to advertise and market products and services.

  With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need. Community sites were developed as a solution to the challenges posed by the Internet's growth and complexity. They offer a single location where users can build their personal Web sites and place them among the sites of others having similar interests. In addition, community sites generally offer services including access to e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of its users, communities seek to establish a close relationship with their audience. As a result, the Company believes that users tend to be loyal to and spend more time online at community sites.

  Advertising. Jupiter Communications estimates that spending on Internet advertising in the United States will grow from $940 million in 1997 to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets. Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other Web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community Web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages.

  One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers. Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and community sites in particular, to advertise.

  E-commerce and Direct Marketing. The Internet has become a significant marketplace for buying and selling goods and services. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $2.6 billion in 1997 to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online communities provide businesses an attractive environment for selling products and services by providing direct access to users with like interests.

  The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place consumer advertisements. In addition to providing detailed demographic data, community Web site participants indicate their areas of personal interest by self-selecting themselves into affinity groups. This added level of information provides direct marketers an invaluable tool to target potential customers more accurately. Accordingly, advertisers are able to improve their direct marketing campaigns which may translate into higher sales.

THEGLOBE.COM SOLUTION

  The Company was founded by Todd V. Krizelman and Stephan J. Paternot to capitalize on the growing demand for online destinations that allow users to develop their own identities and establish relationships with other Internet users. theglobe.com community is organized in an intuitive hierarchy modeled after the real world. There are six "Themes of Interest": Arts and Entertainment, Business and Finance, Lifestyles, Romance, Special Interests and Geographical Interests. Themes of Interest are subdivided into 24 "Cities," which are further divided into 75 "Districts." Within each District members have the ability to create or join "Interest Groups," theglobe.com's smallest form of community. There are currently 325 Interest Groups. Interest Groups, once proposed by any member, are posted for petition. Those groups that garner enough votes then go "live" on the site. Members are not limited as to the number of communities they can join and are able to leave an Interest Group at any time. Because of this, the communities are dynamic and evolve as member interests change. "Community Leaders" are elected to manage communities and are able to highlight member content, communicate directly to constituents and organize events.

  Within Interest Groups, members can access a collection of services provided by theglobe.com to generate content, including chat, open forums and e-mail. Member created content within Interest Groups satisfy users' desires for topic specific information, conversation and debate. Members vote and generate content for communities, thereby facilitating production of desirable content on theglobe.com. Viewing community content does not require membership, allowing theglobe.com to leverage its member-created content to attract a large audience of users. As these users become familiar with theglobe.com, the Company believes that it has a greater ability to convert them into members, perpetuating the growth of the site.

  The unique community focus of theglobe.com offers the Company several advantages that include:

  Member Loyalty. Because theglobe.com provides a home for its members, members develop loyalty to the site and to the communities in which they participate. The Company believes that this translates into more frequent usage by members and longer stays at the site. According to Media Metrix, theglobe.com was ranked as the fourth fastest-growing Web site in terms of audience reach for the first half of 1998.

  Member-Developed Content. The majority of content on theglobe.com is developed by users on a voluntary basis for the benefit of all users of the site. As a result, the Company avoids the majority of costs associated with content development.

  Targeted Advertising. theglobe.com structure provides a valuable platform for advertisers by allowing them to target advertisements based on both demographic information and affinity group affiliations. Advertisers are also drawn to theglobe.com's volume of user traffic, frequency and average length of use. theglobe.com's ability to reach users across a wide variety of interest areas has made the site attractive to both technology companies as well as traditional consumer product and service companies. Currently, approximately 60% of theglobe.com's advertisers are branded consumer product and service companies.

BUSINESS STRATEGY

  theglobe.com's goal is to be the leading online community site. The Company seeks to attain this goal through the following key strategies:

  Improve User Experience. The Company will continue efforts to improve user experience on theglobe.com by: (i) simplifying user interfaces and improving the ease of use of services, (ii) improving customer support, (iii) developing loyalty programs to reward members for increased usage, (iv) expanding the suite of personal publishing/Web site building tools, (v) creating additional opportunities for participating in existing affinity groups, as well as expanding the number of affinity groups, (vi) personalizing the site to the preferences of individual members and (vii) launching new services to enhance the community.

  Develop Brand Identity and Awareness. The Company intends to expand its presence as a mass market site by building brand awareness. The Company plans to continue to allocate a significant portion of its resources to develop its brand in the same fashion as traditional consumer product and service companies. The Company believes that establishing brand awareness among consumers is instrumental in attracting new members to theglobe.com and also has the effect of attracting media buyers who tend to favor well-known and trusted companies. theglobe.com also intends to continue to market its services in various media. In March 1998, theglobe.com launched advertising campaigns in several forms of media, including television, print, billboards, buses, telephone kiosks, online media, and other marketing and promotional efforts designed to build its brand name in selected cities.

  Increase New Membership Acquisition through Strategic Alliances. theglobe.com continues to seek new ways to reach potential members when they are first becoming acquainted with the Internet. The Company believes that early contact with such users will enhance its ability to instill customer loyalty. Accordingly, the Company has established a strategic alliance with EarthLink Network, Inc. ("EarthLink"), one of the largest ISPs in the United States, through which members gain Internet access and are directed to theglobe.com as their home site upon startup. The Company has also formed strategic alliances with companies including Advertising Age and Ziff Davis University. These relationships are designed to drive additional traffic to the site, create brand building opportunities and allow for the marketing of products and services to theglobe.com's user base.

  Expand Globally. The Company believes that significant opportunities exist to capitalize on the growth of the Internet internationally and is pursuing strategic relationships with international companies to exploit cross-marketing, co-branding and promotional opportunities. Approximately 25% to 35% of theglobe.com's traffic is generated by members outside of the United States who are able to communicate and publish on the site in their respective languages. The Company has received prominent press coverage in Europe, Asia and Australia, and has established a relationship with MTV U.K. to feature theglobe.com's founders on a weekly news show (to be launched initially in the United Kingdom in the fall of 1998).

  Further Develop E-commerce. The Company intends to increase its e-commerce revenues by continuing to increase the number of e-commerce partners in theglobe.com Marketplace (the "Marketplace"), and through globeStores, its e-commerce merchandising solution aimed at the small to mid-sized office and home office market. In addition, the Company is seeking to expand the number of its premier commerce partners ("Premier Partners") that rent space on theglobe.com. As of August 31, 1998, 43 companies, including Premier Partners, participated in the Marketplace.

  Enhance Membership Services. The Company currently offers additional Internet services, such as increased storage space for building home pages, through its Gold and Platinum membership programs. To attract a wider subscriber base, the Company intends to develop new membership programs offering premium content, shopping clubs and entertainment services.

PRODUCTS AND SERVICES

  theglobe.com provides users with access to the following collection of products and services to generate content and purchase merchandise online:

  Free Services. theglobe.com provides a range of free services to its members through which they are able to personalize their online experience. These services include personal Web site hosting, discussion forums, chat and e-mail. Additionally, theglobe.com provides news, weather, movie and music reviews, multiplayer gaming, horoscopes and personals. Members are also provided discounts on merchandise offered by certain retailers in the Marketplace.

  theglobe.com Marketplace. theglobe.com Marketplace provides users access to products offered by leading retailers and service providers. The Company allows retailers to locate in its Marketplace and collects a fee based on a percentage of transactions. The Marketplace currently has 43 participants, including BarnesandNoble.com, FAO Schwarz and Lens Express.

  Premier Partners. The Company has relationships with Premier Partners who pay a fixed monthly fee, generally from $10,000 to $30,000 per month, in order to receive prominent placement on theglobe.com. Premier Partner agreements typically run for a period of six months to three years and are renewable at the option of the partner. Examples include:

    Lowestfare.com. Lowestfare.com, a division of Global Discount Travel Services, LLC, is a full service discount travel company, offering discounted airline, car and hotel reservations, vacation packages and cruises to the leisure and business consumer. Lowestfare.com has entered into a three-year agreement with theglobe.com to be the exclusive provider of travel-related services, as well as content, including weather, mapping, destination information and voice response e-mail. Additionally, theglobe.com will provide Lowestfare.com with advertising and Marketplace exposure.

    E! Online. E! Online, one of the premier Internet entertainment sites, will be theglobe.com's Premier Partner in the Company's entertainment category, providing among other things, movie reviews, celebrity news and gossip. The Company has entered into a one-year relationship with E! Online, whereby the Company will be paid a guaranteed fee in exchange for giving E! Online preferred placement.

    Republic Industries. Republic Industries owns the largest chain of new vehicle dealerships in the United States and operates a chain of used car megastores under the AutoNation USA brand name. AutoNation will be given preferred placement in theglobe.com's auto category, pursuant to a three-year agreement that Republic Industries has entered into with theglobe.com.

  The Company also has such agreements with Cyberian Outpost, Inc. for software and computer hardware, GetSmart for consumer finance, Classified Warehouse for classified advertisements, RSL Communications for Internet telephony services and VitaSave for herbs and vitamin products.

  globeStores. globeStores is the Company's e-commerce merchandising solution aimed at the small to mid-sized office and home office market. The globeStore tool set will allow merchants and users to build storefronts at theglobe.com assisted by an easy-to-use online guide. The Company will offer globeStore merchants and users various options ranging from a basic promotional storefront to a more complete solution, including a catalog, shopping cart and online transaction capabilities. The Company intends to charge globeStore owners a monthly service fee based on the level of service utilized and a transactional fee.

  Member Subscriptions. The Company currently offers additional Internet services through its Gold and Platinum membership packages. These packages provide services such as additional storage space and the ability to host limited commercial activity. Member subscriptions are available for a $4.95 or $9.95 monthly fee, depending on the level of service.

CORPORATE ALLIANCES AND RELATIONSHIPS

  theglobe.com has established a number of relationships designed to drive additional traffic to its site, create brand building opportunities, and allow for the marketing of products and services to theglobe.com user base. These arrangements are with a variety of online and offline partners and provide a cost effective way to deliver traffic to the site because they do not require significant capital expenditures. Examples include:

    EarthLink. theglobe.com seeks to reach new members as they first become acquainted with the Internet. The Company believes that early contact with such users will enhance the Company's ability to instill customer loyalty. Consistent with this strategy, the Company has established an alliance, currently in a trial phase, with EarthLink, one of the largest ISPs in the United States. EarthLink has created a custom version of their "start-up CD-ROM" which not only gives users Internet access but also automatically directs them to theglobe.com as their home site upon start-up. Additionally, EarthLink promotes theglobe.com within its site and pays the production costs of co-branded theglobe.com/EarthLink start-up CD-ROMs. EarthLink pays a commission to the Company for each member or user gaining Internet access by utilizing the co-branded start-up CD-ROM. When the trial phase is completed (expected in October 1998), the alliance will be automatically renewed for one-year periods, unless terminated by either party.

    Advertising Age. theglobe.com hosts a full-service community for Advertising Age, a leading trade publication for the advertising industry. In exchange for providing the full range of membership services available on theglobe.com to users of the Advertising Age Web site, the Company receives free promotion on the Advertising Age Web site, as well as discounts on advertising in Advertising Age magazine. This relationship provides theglobe.com with significant exposure throughout the advertising community, particularly among media buyers.

    JobDirect, Inc. JobDirect, Inc. ("JobDirect") is an Internet resume service that connects entry-level job seekers with employment opportunities. In exchange for development of community features for its Web site, JobDirect provides theglobe.com with a link from its site as well as prominent promotion in its offline job events on college campuses. JobDirect provides all of its members e-mail from theglobe.com and distributes co-branded marketing material to college students, providing theglobe.com with exposure to the college-age market segment.

  In addition to the above relationships, the Company has a variety of other arrangements designed primarily to drive traffic to its site, including agreements with Ziff Davis University, Launch Magazine, Wall Street Sports LLC, LINCS and WebSurfer.

ADVERTISING CUSTOMERS

  With over 6.5 million unique users as of August 1998, according to ABC Interactive, and over 1.9 million members in the United States and abroad, theglobe.com has successfully attracted both mass market consumer product companies as well as technology-related businesses advertising on the Internet. Due to its advantages as a community Web site, the Company believes that it is well positioned to capture a portion of the growing number of consumer product and service companies seeking to advertise online. In the last three months, approximately 110 customers advertised on theglobe.com. During that period, approximately 70% were repeat customers and no one customer accounted for more than 10% of revenues. Some of the Company's advertising clients include:

              Lee Jeans         Coca Cola     J. Crew     Ziff Davis
              Procter & Gamble  Visa          Polygram    BellSouth
              Dunkin' Donuts    Office Depot  Levi's      Microsoft
              Sony              3Com          USWest      Intel

ADVERTISING SALES AND DESIGN

  The Company seeks to distinguish itself from its competition through the creation of unique advertising and sponsorship opportunities that are designed to build brand loyalty for its corporate sponsors by seamlessly integrating their advertising messages into theglobe.com's content. Through its close relationship with the end user, the Company has the ability to deliver advertising to specific targets within the site's themed content areas, allowing advertisers to single out and effectively deliver their messages to their respective target audiences. For example, a company can target an advertisement solely to 35-40 year old Canadian men with music interests. The Company believes that such sophisticated targeting is a critical element for capturing worldwide advertising budgets for the Internet. Additionally, the Company intends to expand the amount and type of demographic information it collects from its members, which will allow it to offer more specific data to its advertising clients.

  While the Company's competition generally provides banner advertising as its primary delivery system, the Company offers an assortment of advertising options to its clients, allowing them to take advantage of theglobe.com's unique relationship with its users and rapidly growing membership base. In addition to direct response indicators like "click-throughs," theglobe.com also specializes in providing innovative and aggressive selling services and a number of "branding" and "beyond the banner" sponsorship packages for its advertisers at higher premiums, such as:

  . Banner Advertising                    . Sweepstakes
  . Button Advertising                    . Content Development
  . Contextual Links within Relevant      . Affinity Packages for Advertising
    Content                                 Partners
  . Pop Up and Log Out Interstitials      . Opt-In Direct Marketing/Lead
  . E-mail Sponsorship Programs             Generation
  . Celebrity Event Sponsorships          . Pre- and Post-Campaign Market
                                            Research

  The Company has built an internal sales organization of 23 professionals, focusing on both selling advertisements on the Web site and developing long-term strategic relationships with clients. A significant portion of the Company's sales personnel's income is commission based. All of the Company's sales personnel sell advertising exclusively for theglobe.com. The Company currently sells over 95% of its advertising inventory through its in-house sales staff, allowing the Company to better control its pricing and inventory, maintain brand consistency and capture maximum revenue. The Company has sales offices in New York City and San Francisco, and intends to open additional sales offices in selected markets around the world.

MARKETING AND PROMOTIONS

  The Company has committed significant funds to advertising in traditional offline media, totaling approximately $3.1 million in the first six months of 1998. The Company launched an $8 million advertising campaign in March 1998, including television, print, billboards, buses, telephone kiosks, online media, and other marketing and promotional efforts. These efforts are aimed at generating significant additional traffic to theglobe.com, building and defining a desirable online destination in the minds of present and potential online consumers, and creating a strong and viable brand within the Internet industry and advertising trades. The Company intends to continue to commit a significant part of its budget to marketing theglobe.com brand. The Company advertises on national cable channels like MTV, E! Entertainment Television, Comedy Central, ESPN and the Sci-Fi Channel. The Company has also purchased advertising on network television in several markets including New York, San Francisco, Seattle, Boston, Denver and Atlanta.

TECHNOLOGY

  The Company's strategy is to apply existing technologies in novel ways to deliver content and provide services to members of its online community. The various features of theglobe.com's online environment are implemented using a combination of commercially available and proprietary software components. The Company favors licensing and integrating "best-of-breed" commercially available technology from industry leaders such as Oracle, Sun Microsystems and Microsoft whenever possible. The Company reserves internal development of software for those components which are either unavailable on the market or which have major strategic advantages when developed internally. The Company believes that this component approach is more manageable, reliable and scalable than single-source solutions. In addition, the emphasis on commercial components speeds development time, which is an advantage when competing in a rapidly evolving market.

  Consistent with the Company's preference for off-the-shelf software components, the hardware systems utilized by the Company also consist of commercially available components. The Company believes that this architecture provides the ability to increase scale more quickly and reliably, and at lower cost, than more centralized systems. Although the existing infrastructure currently exceeds the Company's present demand, the Company has aggressive plans for additional upgrades in anticipation of increased demand.

  The Company's distributed server architecture allows it to roll out upgrades incrementally on an as-needed basis. In addition to being scalable, the Web-serving architecture is also entirely redundant. The Company's Internet servers are connected to the Internet through multiple dedicated 45 Mb T3 connections obtained through two separate backbone providers, AppliedTheory and UUNET. This approach to connectivity protects the Company by allowing it to continue operations in the event of a failure in either backbone. See "Risk Factors--Internet Industry Characterized by Rapid Technological Change."

  In order to efficiently manage the system, the Company has developed highly automated methods of monitoring the system performance of each component. In the event of a failure in any subsystem, the failed subsystem is immediately taken out of service and requests are distributed among the remaining operational systems. The Company has also developed a suite of tools to perform routine management tasks such as log processing and content updates in an automated, remote-controlled fashion. The Company believes that its investment in automation lessens the need for the additional personnel that would otherwise be required to support the system as it grows. See "Risk Factors--Internet Industry Is Characterized by Rapid Technological Change" and "--Dependence on Key Personnel."

COMPETITION

  The market for members, users and Internet advertising is new and rapidly evolving, and competition for members, users and advertisers is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and the Company may face competitive pressures from many additional companies both in the United States and abroad. The Company believes that the principal competitive factors for companies seeking to create communities on the Internet are critical mass, functionality of the Web site, brand recognition, member affinity and loyalty, broad demographic focus and open access for visitors. Other companies that are primarily focused on creating Internet communities are Tripod and GeoCities and, in the future, Internet communities may be developed or acquired by companies currently operating Web directories, search engines, shareware archives, content sites, OSPs, ISPs and other entities, certain of which may have more resources than the Company. In addition, the Company could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions or investments in Internet companies. Furthermore, the Company competes for users and advertisers with other content providers and with thousands of Web sites operated by individuals, the government and educational institutions. Such providers and sites include AOL, Angelfire, CNET, CNN/Time Warner, Excite, Hotmail, Infoseek, Lycos, Microsoft, Netscape, Switchboard, Xoom and Yahoo!. The Company also faces competitive pressure from traditional media such as newspapers, magazines, radio and television. The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic on its Web site, brand recognition, customer service, the demographics of the Company's members and users, the Company's ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Internet-based advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on its advertising rates, which could have a material adverse effect on the Company. See "Risk Factors--Intense Competition."

  Additionally, the e-commerce market is new and rapidly evolving and competition among e-commerce merchants is expected to increase significantly. The Company will rely primarily on e-commerce partners to generate e-commerce revenues. The Company's ability to generate revenues from any of its present or future e-commerce partners may be adversely affected by competition between any such partner and other Internet retailers.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company regards substantial elements of its Web site and underlying technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company currently has no patents or patents pending and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company also generally enters into confidentiality agreements with its employees and consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. The Company pursues the registration of its trademarks in the United States and internationally. The Company has registered a United States trademark for theglobe. The Company has filed United States trademark applications for theglobe.com and theglobe.com logo. Additionally, the Company has submitted trademark applications for theglobe.com and theglobe.com logo in Australia, Brazil, Canada, China, the European Union (covering Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Ireland, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), Hong Kong, Israel, Japan, New Zealand, Norway, Russia, Singapore, South Africa, Switzerland and Taiwan. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are distributed or made available through the Internet, and policing unauthorized use of the Company's proprietary information is difficult. See "Risk Factors--Reliance on Intellectual Property and Proprietary Rights."

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The Company is currently subject to certain federal and state laws and regulations that are applicable to certain activities on the Internet. Legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations concern various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Such government regulation may place the Company's activities under increased regulation, increase the Company's cost of doing business, decrease the growth in Internet use and thereby decrease the demand for the Company's services or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Government Regulation and Legal Uncertainties Associated with the Internet."

  Online Content. Online content restrictions cover many areas, including but not limited to, indecent or obscene content and gambling. Several federal and state statutes prohibit the transmission of certain types of indecent, obscene, or offensive information and content, including sexually explicit information and content, over the Internet to certain persons. The constitutionality and the enforceability of some of these statues is not clear at this time. For example, in 1997 the Supreme Court of the United States held that selected parts of the federal Communications Decency Act of 1996 (the "CDA") governing "indecent" and "patently offensive" content were unconstitutional. Many other provisions of the CDA, including those relating to "obscenity," however, remain in effect. Prior to the Supreme Court's decision, a federal district court in New York held that certain provisions of the New York penal law modeled on the CDA violated the Constitution. A companion provision of that law, however, was subsequently upheld. Since the Supreme Court's decision, a federal district court in New Mexico held that a recently adopted provision of the New Mexico penal law purporting to make it unlawful to disseminate over the Internet information that is "harmful to minors" also violated the Constitution. The Senate version of the appropriations bill for the Departments of Commerce, Justice, and State, as passed on August 31, 1998, contains several Internet-related provisions. One of the provisions of the bill is generally referred to as "CDA II," and, if enacted, would require that Web sites engaged in the business of the commercial distribution of material that is deemed to be harmful to minors restrict access to such material by persons under 17 years of age. Another provision would, if enacted, require public schools and libraries that receive federal funding of Internet access to install software that would filter out material that is inappropriate for minors. The House version of the bill, passed on August 6, 1998, contains neither of these provisions. However, a similar bill requiring Web sites to restrict access by persons under 17 years of age to material that is harmful to minors is pending before the House Commerce Committee. The Company cannot predict the final terms of any such legislation or the effect that such legislation could have on the Company.


  The U.S. Department of Justice and some state Attorneys General have recently intensified their efforts in taking action against businesses that operate Internet gambling activities, and pending legislation seeks to ban Internet gambling. On July 23, 1998 the Senate passed the "Internet Gambling Prohibition Act," which, if enacted, would prohibit placing, receiving or otherwise making a bet or wager via the Internet in any state, and would also prohibit engaging in the business of betting or wagering through the Internet in any state. The bill also would direct the Secretary of State to negotiate with foreign countries to conclude international agreements that would enable the United States to enforce specified provisions of the act outside the United States. A similar bill has been introduced in the House of Representatives. Currently, online gambling advertisers account for under ten percent of the Company's advertising revenues.

  Certain states, including New York and California, have enacted laws or adopted regulations that expressly or as a matter of judicial interpretation apply various consumer fraud and false advertising requirements to parties who conduct business over the Internet. The constitutionality and the enforceability of some of these statues is not clear at this time. For example, in 1997, a federal district court held that a Georgia criminal statute violated the Constitution when it prohibited Internet transmissions that falsely identify the sender or use trade names or logos that would falsely state or imply that the sender was legally authorized to use them.

  Internet Privacy. The United States government currently has limited authority over the collection and dissemination of personal data collected online. The Federal Trade Commission Act (the "Act") prohibits unfair and deceptive practices in and affecting commerce. The Act authorizes the Federal Trade Commission (the "FTC") to seek injunctive and other equitable relief, including redress, for violations of the Act, and provides a basis for government enforcement of certain fair information practices. For instance, failure to comply with a stated privacy policy may constitute a deceptive practice in certain circumstances and the FTC would have authority to pursue the remedies available under the Act for such violations. Furthermore, in certain circumstances, information practices may be inherently deceptive or unfair, regardless of whether the entity has publicly adopted any privacy policies. The FTC has issued an opinion letter addressing the possible unfairness inherent in collecting certain personal identifying information from children online and transferring it to third parties without obtaining prior parental consent. However, as a general matter, the FTC lacks authority to require companies to adopt privacy policies.

  Certain industry groups have proposed, or are in the process of proposing, various voluntary standards regarding the treatment of data collected over the Internet. In order to establish and bolster user and member confidence in its privacy policies, the Company may incur expenses in obtaining the endorsement of such industry groups or in altering its current policies to comply with such standards. There can be no assurance that the adoption of such voluntary standards will preclude any legislative or administrative body from taking governmental action regarding Internet privacy.

  In June 1998, the FTC released a report analyzing the effectiveness of self-regulation as a means of protecting consumer privacy on the Internet. The report concluded that industry self-regulation had not provided adequate protection for Internet users. The report listed four core information practices that the FTC believes must be part of any privacy protection effort: notice, choice, access and security. In order to protect the privacy of children, the FTC recommended legislation that would require Web sites that obtain information from children to provide actual notice to parents and to obtain parental consent. On July 21, 1998, Commissioner Pitofsky stated before a hearing of the House of Representatives Subcommittee on Telecommunications, Trade, and Consumer Protection that, unless the computer industry could demonstrate that it had developed and implemented broad-based and effective self-regulatory programs by the end of 1998, the FTC would seek additional legislative standards and agency authority regarding Internet privacy. At the same hearing, the FTC proposed model legislation that would force companies to comply with the four core information practices and offer a safe harbor for industries that choose to establish their own means for providing consumer privacy protections, as long as those means are subject to governmental approval. There can be no assurance that these efforts will not adversely affect the Company's ability to collect demographic and personal information from members, which could have an adverse affect on its ability to attract advertisers. This, in turn, could have a material adverse effect on the Company's business, results of operations and financial condition.

  Moreover, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. For example, on August 13, 1998, the FTC announced that it had entered into a proposed consent order with one of the Company's competitors. In its complaint, the FTC alleged that such competitor engaged in three deceptive practices. First, the FTC alleged that the company falsely represented that the personal identifying information it collects through the membership application form is used only to provide members the specific offers and products or services they request. Second, the FTC alleged that the competitor falsely represented that the "optional information" it collects through the application form is not disclosed to third parties without the member's permission. Third, the FTC alleged that the competitor had falsely represented that it collected and maintained the information provided by children who joined certain neighborhoods on its site, rather than the undisclosed third parties who actually collected and maintained the information.

  Without admitting that these allegations are correct, the competitor has tentatively agreed, among other things, to post a clear and prominent privacy statement on its home page and each location where information is collected, disclosing the information collected, the purpose to which the information would be used, the persons to whom the information would be released, and the methods by which subscribers could access and remove the information. The competitor also agreed to obtain express parental consent before collecting information from children 12 and under. Finally, the competitor agreed to post, for five years, a clear and prominent hyperlink within its privacy statement directing visitors to the FTC's site to view educational material on privacy.

  The Company is undertaking a review of its practices in light of the foregoing recent FTC activity. However, the Company cannot predict the exact form of the regulations that the FTC will adopt. Accordingly, there can be no assurance that the Company's current practices would comply with the regulatory scheme that is ultimately adopted or that the Company will not have to make significant changes to comply with such laws. The Company includes statements about user privacy in its user agreement entered into with new members. The current user agreement states that its members should not have an expectation of privacy in their accounts and that the Company may be forced to disclose member e-mail to the government or third parties under certain circumstances, or that third parties may unlawfully intercept private communications. Additionally, the current user agreement states that, from time to time, the Company may make its database of user information (including e-mail addresses) available to other parties for promotions of and solicitations for their goods or services that may be of interest to members of theglobe.com community. In the current user agreement, each member expressly consents to allow the use and disclosure of personally identifiable information and each member is informed that he or she has the ability to remove their personal information from the database of information made available to third parties.

  Regardless of the user agreement, the Company could be required under several privacy statutes and regulations, including the Electronic Communications Privacy Act of 1974, as amended, to disclose information about users in a variety of contexts including, but not limited to, pursuant to an administrative subpoena or court order. The Senate version of the Departments of Commerce, Justice, and State appropriations bill, adopted on August 31, 1998, would, if enacted, grant the FBI administrative subpoena authority to quickly access the records of an Internet service provider regarding a potential sexual predator using the Internet to improperly contact children. The House version of the bill, passed on August 6, 1998, does not contain a similar provision.

  At the international level, the European Union (the "EU") has adopted a directive (the "Directive") that provides for EU member countries to impose restrictions on the collection and use of personal data, effective October 1998. The Directive could, among other things, affect United States companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. There can be no assurance that this Directive will not be interpreted or applied in a manner that would adversely affect the Company's business, results of operations and financial condition.

  Any new legislation or regulation enacted by federal, state or foreign governments regulating online privacy or the application or interpretation of existing laws and regulations could affect the way in which the Company is allowed to conduct its business, especially those aspects that contemplate the collection or use of members' personal information.

  Internet Taxation. A number of proposals have been made at the federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities.

  Currently, Congress is considering legislation that would place a temporary moratorium on any new taxation of Internet commerce. On June 23, 1998, the House of Representatives passed H.R. 4105, the "Internet Tax Freedom Act," which includes a three-year moratorium on state and local taxes on Internet access, bit taxes or multiple or discriminatory taxes on electronic commerce. Certain existing state laws, however, would be expressly excepted from this moratorium if any such state law were reaffirmed within a one-year period. The bill would also create a commission to study several Internet taxation issues and to present proposed legislation to the President and Congress. H.R. 4105, if enacted in its current form, would also prohibit the FCC and the states from regulating the prices of Internet access and online services. See "Access Charges" below. The Senate is also considering legislation on Internet taxation. Any legislation that is eventually passed by both houses of Congress may contain provision different from those in H.R. 4105. In addition to the version passed by the House of Representatives, the Senate Commerce Committee approved a version of S. 442 on November 4, 1997 that would, among other things, impose a six-year moratorium, and the Senate Finance Committee approved a version of S. 442 on July 28, 1998 that would, among other things, impose a two-year moratorium.

  There can be no assurance that any such legislation will be adopted by Congress or that new taxes will not be imposed upon e-commerce after any moratorium adopted by Congress expires or that current attempts at taxing or regulating commerce over the Internet would not substantially impair the growth of Internet commerce and as a result adversely affect the Company's opportunity to derive financial benefit from such activities.

  The Clinton Administration has stated that the United States will advocate in the World Trade Organization and other appropriate international organizations that the Internet be declared a tariff-free environment whenever it is used to deliver products and services. In addition, the Clinton Administration has stated that no new taxes should be imposed on Internet commerce, but rather that taxation should be consistent with established principles of international taxation, should avoid inconsistent national tax jurisdictions and double taxation and should be simple to administer and easy to understand. However, there can be no assurance that foreign countries will not seek to tax Internet transactions.

  Access Charges. Several telecommunications carriers are supporting regulation of the Internet by the FCC in the same manner that the FCC regulates other telecommunications services. These carriers have alleged that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, resulting in interruptions in phone service. Local telephone carriers such as Pacific Bell, a subsidiary of SBC Communications Inc., have petitioned the FCC to regulate ISPs in a manner similar to long-distance telephone carriers and to impose access fees on ISPs. In May 1997, however, the FCC granted information service providers an exemption from interstate access charges and, in August 1998, the Eighth Circuit Court of Appeals upheld the FCC's exemption. If the FCC were to withdraw the exemption or if the Supreme Court were to find that the exemption is improper, the costs of communicating on or through the Internet could increase substantially, potentially slowing the growth in Internet use, which could, in turn, decrease demand for the Company's services or increase the Company's cost of doing business.

  Liability for Information Retrieved from or Transmitted over the Internet. Materials may be downloaded and publicly distributed over the Internet by the Internet services operated or facilitated by the Company or by the Internet access providers with which the Company has relationships. These third-party activities could result in potential claims against the Company for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such materials. The CDA provides that no provider or user of an interactive computer service shall be treated as the publisher or speaker of any information provided by another information content provider. See "Risk Factors--Liability for Information Retrieved from or Transmitted over the Internet; Liability for Products Sold over the Internet."

  Future legislation or regulations or court decisions may hold the Company liable for listings accessible through its Web site, for content and materials posted by members on their respective personal Web pages, for hyperlinks from or to the personal Web pages of members, or through content and materials posted in the Company's chat rooms or bulletin boards. Such liability might arise from claims alleging that, by directly or indirectly providing hyperlink text links to Web sites operated by third parties or by providing hosting services for members' sites, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. If any third-party material on the Company's Web site contains informational errors, the Company may be sued for losses incurred in reliance on such information. While the Company attempts to reduce its exposure to such potential liability through, among other things, provisions in member agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

  On August 4, 1998, the House passed H.R. 2281, the "Digital Millennium Copyright Act," whose Title II contains the "Internet Copyright Infringement Liability Clarification Act" (on September 17, 1998, the Senate passed an amended version of H.R. 2281). This legislation would, if enacted, provide that, under certain circumstances, a "service provider" would not be liable for any monetary relief, and would be subject to limited injunctive relief, for claims of direct infringement, based on copyright materials transmitted by users over its digital communications network, temporarily stored on its system by its system caching procedures, stored on systems or networks under its control or connected to its systems or networks by hyperlinks and other information location tools. This legislation also provides that, under certain circumstances, a service provider shall not be liable for any claim based on the service provider's good faith removal of or disabling access to such infringing material.

  The Company's e-mail service is provided by a third party. See "Risk Factors--Dependence on Third-Party Relationships." Such relationship exposes the Company to potential derivative risk, such as claims resulting from unsolicited e-mail ("spamming"), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Potential liability for information carried on or disseminated through the Company's systems could lead the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of the Company's services to members and users. While the Company attempts to reduce its exposure to such potential liability through, among other things, provisions in member agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

  The Company also enters into agreements with commerce partners and sponsors under which the Company is entitled to receive a share of any revenue from the purchase of goods and services through direct links from the Company's Web site. Such arrangements may expose the Company to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services by virtue of the Company's involvement in providing access to such products or services, even if the Company does not itself provide such products or services. While the Company's agreements with these parties often provide that the Company will be indemnified against such liabilities, there can be no assurance that such indemnification, if available, will be enforceable or adequate. Although the Company carries general liability insurance, the Company's insurance may not cover all potential claims to which it is exposed or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

  The increased attention on liability issues relating to information retrieved or transmitted over the Internet and legislative and administrative proposals in this area could decrease the growth of Internet use, thereby decreasing the demand for the Company's services. Even to the extent that claims relating to such issues do not result in liability to the Company, the Company could incur significant costs in investigating and defending against such claims.

  Domain Names. Domain names are the user's Internet "addresses." Domain names have been the subject of significant trademark litigation in the United States. The Company has registered the domain name "theglobe.com." There can be no assurance that third parties will not bring claims for infringement against the Company for the use of this trademark. Moreover, because domain names derive value from the individual's ability to remember such names, there can be no assurance that the Company's domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access online resources.

  The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. There can be no assurance that the Company's domain names will not lose their value, or that the Company will not have to obtain entirely new domain names in addition to or in lieu of its current domain names, if such litigation or reform efforts result in a restructuring in the current system.

  Jurisdiction. Due to the global reach of the Internet, it is possible that, although transmissions by the Company over the Internet originate primarily in the State of New York, the governments of other states and foreign countries might attempt to regulate Internet activity and the Company's transmissions or take action against the Company for violations of their laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

  As of August 31, 1998, the Company had 93 full-time employees, including 23 in sales and marketing, 54 in production and 16 in finance and administration. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, the Company also employs independent contractors to support its research and development, marketing, sales and support and administrative organizations. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.

FACILITIES

  The Company's headquarters are currently located in a leased facility in New York City, consisting of approximately 12,000 square feet of office space, a majority of which is under a five-year lease with four years remaining. The Company has recently entered into a three-year lease for approximately 2,800 square feet of commercial space in New York City for its data facilities. The Company intends to relocate its headquarters in the first half of 1999 to a larger facility and is currently evaluating a number of locations in the greater New York City area. Additionally, the Company has recently entered into two six-month leases for a total of 3,943 square feet of office space in New York City. The Company also leases approximately 1,200 square feet of office space in San Francisco for its West Coast sales office.

LEGAL PROCEEDINGS

  There are no material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth the names, ages and positions of the Company's executive officers and directors. Executive officers are appointed by, and serve at the discretion of, the Board of Directors. All directors hold office until the annual meeting of stockholders of the Company following their election or until their successors are duly elected and qualified.

   NAME                  AGE                        POSITION
   ----                  ---                        --------
Michael S. Egan.........  58 Chairman
Todd V. Krizelman.......  24 Co-Chief Executive Officer, Co-President and Director
Stephan J. Paternot.....  24 Co-Chief Executive Officer, Co-President, Secretary and
                             Director
Dean S. Daniels.........  41 Vice President and Chief Operating Officer
Edward A. Cespedes......  32 Vice President of Corporate Development and Director
Francis T. Joyce........  45 Vice President, Chief Financial Officer and Treasurer
Rosalie V. Arthur.......  39 Director
Henry C. Duques.........  55 Director
Robert M. Halperin......  70 Director
David H. Horowitz.......  69 Director
H. Wayne Huizenga.......  60 Director

  MICHAEL S. EGAN. Mr. Egan has served as Chairman of theglobe.com since August 1997. As such, Mr. Egan serves as Chairman of the Board of Directors and as an executive officer of the Company with primary responsibility for day-to-day strategic planning and financing arrangements. Mr. Egan has been the controlling investor of Dancing Bear Investments, a privately held investment company, since 1996, which holds a controlling interest in the Company. From 1986 to 1996, he was the majority owner and Chairman of Alamo Rent-A-Car, Inc. ("Alamo"), now a subsidiary of Republic Industries. Mr. Egan began his career with Alamo in 1976 and held various management and ownership positions during this period until he bought a controlling interest in 1986. Mr. Egan is also Chairman and Chief Executive Officer of Certified Vacations, a wholesale tour operator. Mr. Egan is a director of Florida Panthers Holdings, Inc. Mr. Egan began in the car rental business with Olins Rent-A-Car, where he held various positions, including President. Prior to acquiring Alamo, Mr. Egan held various administrative positions at Yale University and administrative and teaching positions at the University of Massachusetts at Amherst. Mr. Egan is a graduate of Cornell University, where he received a Bachelor's degree in Hotel Administration.

  TODD V. KRIZELMAN. Mr. Krizelman co-founded the Company in the fall of 1994. He is Co-Chief Executive Officer and Co-President of the Company and has served in various capacities with the Company since its founding. Mr. Krizelman graduated from Cornell University in 1996, where he received a Bachelor's degree in Biology.

  STEPHAN J. PATERNOT. Mr. Paternot co-founded the Company in the fall of 1994. He is Co-Chief Executive Officer, Co-President and Secretary of the Company and has served in various capacities with the Company since its founding. Mr. Paternot graduated from Cornell University in 1996, where he received Bachelor's degrees in Business and Computer Science.

  DEAN S. DANIELS. Mr. Daniels was appointed Vice President and Chief Operating Officer of the Company in August 1998. From February 1997 until joining the Company, Mr. Daniels served as Vice President and General Manager of CBS New Media, a subsidiary managing all of CBS Television Network's activity on the Internet. From March 1996 to February 1997, Mr. Daniels was the Director of Interactive Services at CBS News. From 1994 to 1996, Mr. Daniels served as Director of Affiliate News Services at CBS NEWSPATH. From 1992 to 1994, Mr. Daniels was Director of News of WCBS-TV, a CBS owned television station in New York. Prior to that time, Mr. Daniels held various positions at WCBS-TV, including executive producer, and was the recipient of four Emmy Awards.

  EDWARD A. CESPEDES. Mr. Cespedes was appointed Vice President of Corporate Development in July 1998 and has served as a director of the Company since August 1997. As Vice President for Corporate Development, Mr. Cespedes has primary responsibility for corporate development opportunities including mergers and acquisitions. Mr. Cespedes is also a Managing Director of Dancing Bear Investments. Mr. Cespedes joined Dancing Bear Investments at its inception in 1996, where his responsibilities include venture capital investments, mergers and acquisitions and finance. Prior to joining Dancing Bear Investments, Mr. Cespedes served as Director of Corporate Finance for Alamo in 1996, where he was responsible for general corporate finance in the United States and in Europe. From 1988 to 1996, Mr. Cespedes worked in the Investment Banking Division of J.P. Morgan & Company, where he most recently focused on mergers and acquisitions. Mr. Cespedes received a Bachelor's degree in International Relations from Columbia University.

  FRANCIS T. JOYCE. Mr. Joyce was appointed Vice President, Chief Financial Officer and Treasurer of the Company in July 1998. From 1997 until joining the Company, Mr. Joyce served as Chief Financial Officer of the Reed Travel Group, a division of Reed Elsevier Plc, which is an international publisher of travel information. From 1994 to 1997, Mr. Joyce was the Chief Financial Officer at Alexander Consulting Group, a division of Alexander & Alexander Services, Inc., an international professional services firm, which included a human resources consulting firm, an insurance brokerage unit and an executive planning life insurance unit. From 1988 to 1994, Mr. Joyce worked as a Senior Vice President and controller at Bates Worldwide, a division of Saatchi & Saatchi Co., an advertising firm. Mr. Joyce received a Bachelor of Science in Accounting from the University of Scranton and a Master of Business Administration from Fordham University. He is a Certified Public Accountant.

  ROSALIE V. ARTHUR. Ms. Arthur has served as a director of the Company since August 1997. Ms. Arthur is a Senior Managing Director and Vice President of Mergers and Acquisitions of Dancing Bear Investments. She currently serves on the Board of Directors of Dancing Bear Investments and several of its affiliated companies. She also served on the Board of Directors of Alamo and affiliated entities and Nantucket Nectars. Prior to joining Dancing Bear Investments, she served as Chief of Staff and Financial Counselor to the Chairman of Alamo from 1986 to 1996, when the Company was sold. Ms. Arthur was the Manager of Financial Reporting at Sensormatic Electronics Corporation from 1984 to 1986 and worked in the audit department of KPMG Peat Marwick from 1980 to 1984. Ms. Arthur received her Bachelor of Science in Accounting from the University of South Florida. She is a Certified Public Accountant.

  HENRY C. DUQUES. Mr. Duques is Chairman and Chief Executive Officer of First Data Corporation, a position he has held since April 1989. From September 1987 to 1989, he served as President and Chief Executive Officer of the Data Based Services Group of American Express Travel Related Services Company, Inc., the predecessor to First Data Corporation. He was Group President of Financial Services and a member of the board of directors of Automatic Data Processing, Inc. from 1984 to 1987. Mr. Duques is currently a director of Unisys Corporation. Mr. Duques holds a Bachelor of Business Administration in Accounting and an MBA in Accounting and Finance from George Washington University.

  ROBERT M. HALPERIN. Mr. Halperin has served as a director of the Company since 1995. Mr. Halperin has acted as an advisor to Greylock Management, a venture capital firm, for the past five years. He is a member of the board of directors of Avid Technology, Inc. In addition, Mr. Halperin serves on the Board of Directors of the Associates of Harvard Business School, the Harvard Business School Publishing Co. and Stanford Health Services and also is a Life Trustee of the University of Chicago. He is the former Vice Chairman of Raychem Corporation's Board of Directors and also served as its President and Chief Operating Officer. Mr. Halperin joined Raychem Corporation in 1957. Mr. Halperin received a Master of Business Administration degree from Harvard Business School, and he earned a Bachelor's degree in liberal arts from the University of Chicago and a Bachelor's degree in Mechanical Engineering from Cornell University.

  DAVID H. HOROWITZ. Mr. Horowitz has served as a Director of the Company since December 1995. Mr. Horowitz has acted as an investor and consultant in the media and communications industries for at least the past five years, and as a consultant to the American Society of Composers, Authors and Publishers, and a Lecturer at the Columbia University School of Law. From 1973 to 1984, Mr. Horowitz was an officer and director of Warner Communications, Inc., and until 1985 he was President and CEO of MTV Networks, Inc. Mr. Horowitz is a graduate of Columbia University, where he received a Bachelor's degree, and is a graduate of Columbia Law School.

  H. WAYNE HUIZENGA. Mr. Huizenga has served as a director of the Company since July 1998. Mr. Huizenga has served as the Chairman of the Board of Republic Industries since August 1995, as its Co-Chief Executive Officer since October 1996 and as its Chief Executive Officer from August 1995 until October 1996. Mr. Huizenga also serves as the Chairman of the Board and Chief Executive Officer of Republic Services, Inc., as the Chairman of the Board of Florida Panthers Holdings, Inc., as the Chairman of the Board of Extended Stay America, Inc. and a director of NationsRent, Inc. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc. ("Viacom"), and as the Chairman of the Board of Blockbuster Entertainment Group ("Blockbuster"), a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, Inc. and served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns or controls the Miami Dolphins and Florida Marlins professional sports franchises, as well as Pro Player Stadium, in South Florida.

KEY EMPLOYEES

  The following table sets forth the names and positions of the Company's key employees.

   NAME                                            POSITION
   ----                                            --------
   Vance Huntley.................................. Director of Technology
   Esther Loewy................................... Director of Communications
   Will Margiloff................................. Director of Advertising Sales
   Richard Mass................................... General Counsel
   David Tonkin................................... Director of Human Resources

  VANCE HUNTLEY. Vance Huntley joined theglobe.com in August 1995 as Director of Technology. Between 1991 and 1994 Mr. Huntley held software development positions with Delta-Epsilon Software and the Cornell Institute of Social Economic Research. In 1994 Mr. Huntley developed a Transmission Electron Microscopy simulation for the Cornell Materials Science Center while completing his BS in the Applied & Engineering Physics program at Cornell University. In 1990, Mr. Huntley wrote simulation software at the Lawrence Livermore National Laboratory Supercomputing Center.

  ESTHER LOEWY. Ms. Loewy joined theglobe.com in May 1997 as Director of Communications. As such, Ms. Loewy is responsible for managing the in-house communications department for the Company as well as the direction of theglobe.com's media and public relations. Before joining theglobe.com, Ms. Loewy was a consultant for the @Cafe in New York and other media companies from 1995 to 1997. From 1992 to 1995 Ms. Loewy was a Senior Account Executive at Charles Levine Communication.

  WILL MARGILOFF. Mr. Margiloff joined theglobe.com in March 1998 as Director of Advertising Sales. Mr. Margiloff is responsible for the management and direction of theglobe.com's sales force in New York and San Francisco, as well as the expansion of the Company's advertising efforts both domestically and internationally. Before joining theglobe.com, from 1997 to 1998 Mr. Margiloff was the Vice President of East Coast Sales for 24/7 Media. From 1995 to 1998 Mr. Margiloff held the senior sales management position at software site Jumbo!

  RICHARD W. MASS. Mr. Mass was appointed General Counsel of the Company in September 1998. From 1994 until joining the Company, Mr. Mass served as a senior attorney supporting AT&T's Internet services and was also the chief counsel for Downtown Digital, AT&T's digital production facility that developed interactive television programming and Web sites. From 1992 to 1994, Mr. Mass was an attorney at Gray Cary Ware & Freidenrich in Palo Alto, California. From 1991 to 1992, Mr. Mass was a Visiting Assistant Professor of Law at the University of Miami and from 1987 to 1990 Mr. Mass was an attorney at Proskauer, Rose, Goetz & Mendelsohn in New York. Mr. Mass received a Bachelor of Arts in Economics from Williams College and received a law degree from Stanford Law School.

  DAVID TONKIN. Mr. Tonkin joined theglobe.com in May 1998 as Director of Human Resources. Mr. Tonkin is responsible for managing the recruiting, hiring and human resource administration of all employees at theglobe.com. Before joining theglobe.com, from 1995 to 1998 Mr. Tonkin worked as a Senior Resource Manager for Knowledge Transfer International, responsible for recruiting, developing and managing consulting staffing services. Prior to that time, from 1994 to 1995, Mr. Tonkin worked as Human Resource Manager for NightRider (Alco Management Service). From 1993 to 1994 Mr. Tonkin worked as Operations Manager for Premier Shoe Company.

BOARD COMMITTEES

  The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and the internal and external audits of the Company, including, among other things, the Company's control functions, the results and scope of the annual audit and other services provided by the Company's independent accountants, and the Company's compliance with legal matters that have a significant impact on the Company's financial condition. The Audit Committee will consult with the Company's management and the Company's independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, the Company's independent accountants. The current members of the Audit Committee are Messrs. Halperin and Horowitz and Ms. Arthur.

  The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding the Company's compensation policies and all forms of compensation to be provided to executive officers and directors of the Company, including, among other things, annual salaries and bonuses and stock option and other incentive compensation arrangements of the Company. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all other employees of the Company. The current members of the Compensation Committee are Messrs. Egan, Halperin and Horowitz and Ms. Arthur. Prior to July 15, 1998, the Compensation Committee consisted of Messrs. Egan, Halperin, Krizelman and Paternot. Stock option grants will be approved, at the election of the Compensation Committee, by either the entire Board or a subcommittee of the Compensation Committee consisting of Messrs. Horowitz and Halperin.

  The Nominating Committee of the Board of Directors makes recommendations to the Board of Directors regarding nominees for the Board of Directors. The current members of the Nominating Committee are Messrs. Egan, Krizelman and Paternot and Ms. Arthur.

EXECUTIVE OFFICERS

  Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

DIRECTORS' COMPENSATION

  Directors who are also employees of the Company receive no compensation for serving on the Board of Directors. With respect to Directors who are not employees of the Company ("Non-Employee Directors"), the Company intends to reimburse such directors for all travel and other expenses incurred in connection with attending such Board of Directors and committee meetings. Non-Employee Directors are also eligible to receive automatic stock option grants under the 1998 Plan. The 1998 Plan provides that each eligible Non-Employee Director as of July 13, 1998 will receive an initial grant of options to acquire 25,000 shares of Common Stock, and each Director who becomes an eligible Non-Employee Director after such date will receive an initial grant of options to acquire 12,500 shares of Common Stock. In addition, each eligible Non-Employee Director will receive an annual grant of options to acquire 3,750 shares of Common Stock on the first business day following each of the Company's annual meeting of shareholders that occurs while the 1998 Plan is in effect. All such stock options will be granted with per share exercise prices equal to the fair market value of the Common Stock as of the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Co-Chief Executive Officers (collectively, the "Named Executives") during the year ended December 31, 1997:

                        SUMMARY COMPENSATION TABLE(1)

                                                   LONG-TERM
                                                  COMPENSATION
                                                  ------------
                                                   NUMBER OF
                                                   SECURITIES
                             ANNUAL  COMPENSATION  UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY ($) BONUS ($) OPTIONS (#)  COMPENSATION ($)(2)
---------------------------  ---------- --------- ------------ -------------------
Todd V. Krizelman,.......    $76,000    $18,750    144,976         $500,000
 Co-Chief Executive
 Officer and
 Co-President
Stephan J. Paternot,.....     $76,000    $18,750    144,976         $500,000
 Co-Chief Executive
 Officer,
 Co-President and
 Secretary

--------
(1) The Company did not have any other executive officers during this period.
(2) Reflects a one-time payment of $500,000 associated with the Company's sale of Preferred Stock and Warrants to Dancing Bear Investments in August 1997.

                       1997 YEAR END OPTION VALUES(1)

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                    UNDERLYING               IN-THE-MONEY
                                UNEXERCISED OPTIONS        OPTIONS AT FISCAL
                              AT FISCAL YEAR-END (#)        YEAR-END ($)(2)
                             ------------------------- -------------------------
   NAME                      EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
   ----                      ----------- ------------- ----------- -------------
Todd V. Krizelman...........   25,000       144,976      $69,000     $301,550
Stephan J. Paternot.........   25,000       144,976      $69,000     $301,550

--------
(1) The Named Executives did not exercise any options in 1997.
(2) Based on a per share fair market value of Common Stock equal to $2.78, as of December 31, 1997.

                            OPTIONS GRANTS IN 1997

                                                                               POTENTIAL REALIZABLE
                                                                                     VALUE AT
                                                                                 ASSUMED RATES OF
                          NUMBER OF   PERCENT OF                                    STOCK PRICE
                         SECURITIES  TOTAL OPTIONS                               APPRECIATION FOR
                         UNDERLYING   GRANTED TO   EXERCISE OR                    OPTION TERM(1)
                           OPTIONS   EMPLOYEES IN  BASE PRICE                  ---------------------
NAME                     GRANTED (#)     1997        ($/SH)    EXPIRATION DATE     5%        10%
----                     ----------- ------------- ----------- --------------- ---------- ----------
Todd V. Krizelman.......   144,976         37%        $0.70       May 2007     $  172,348 $  438,705
Stephan J. Paternot.....   144,976         37%        $0.70       May 2007     $  172,348 $  438,705

--------
(1) These amounts represent certain assumed rates of appreciation only and are displayed in connection with Securities and Exchange Commission ("SEC") disclosure rules. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock.

EMPLOYMENT AGREEMENTS

  On August 13, 1997, the Company entered into employment agreements (each a "Chief Executive Employment Agreement") with Todd V. Krizelman and Stephan J. Paternot. Pursuant to the terms of each Chief Executive Employment Agreement, each individual will be employed as an Executive (as defined in each Chief Executive Employment Agreement) of the Company. Each Chief Executive Employment Agreement provides for an annual base salary of $125,000 with eligibility to receive annual increases amounting to no less than 15% of the Executive's then-base salary. Pursuant to the Chief Executive Employment Agreements, each of the Executives also received a one-time payment of $500,000 associated with the sale of Preferred Stock and Warrants to Dancing Bear Investments, and each is entitled to an annual cash bonus, which will be assessed at the Board's discretion and upon the achievement of target performance objectives set forth in the Company's budget. Each Executive is also entitled to participate in the stock option plans of the Company as well as all health, welfare, and other benefit plans provided by the Company to its most senior executives.

  Each of the Chief Executive Employment Agreements is for a term expiring on August 13, 2002, subject to earlier termination as provided in each Chief Executive Employment Agreement. Each of the Chief Executive Employment Agreements provides that, in the event of termination by the Company without Cause (as defined in each Chief Executive Employment Agreement), the Executive will be entitled to receive from the Company: (i) any accrued and unpaid base salary, (ii) reimbursement for any reasonable and necessary monies advanced or expenses incurred in connection with the Executive's employment, (iii) a pro-rata portion of the annual bonus for the year of termination and (iv) for one year following such termination or the remainder of the term of the Chief Executive Employment Agreement, whichever is less, continued salary payments and employee benefits. In addition, termination without Cause automatically triggers the vesting of all stock options held by the Executive.

  In the event of a Change in Control (as defined in each Chief Executive Employment Agreement) or a dissolution of the Company, each Executive may elect to terminate his employment by delivering a notice within 60 days to the Company and receive (i) any accrued and unpaid base salary as of the termination date and (ii) an amount reimbursing the Executive for expenses incurred on behalf of the Company prior to the termination date.

  Each Chief Executive Employment Agreement contains a covenant not to compete with the Company for a period of five years from the date of each Chief Executive Employment Agreement or, in the case of termination without Cause or after a Change in Control, the earlier of a period of one year immediately following termination of employment or five years from the consummation of the Offerings.

  The Company has entered into an Employment Agreement with Dean S. Daniels (the "Daniels Employment Agreement"). Pursuant to the terms of the Daniels Employment Agreement, Mr. Daniels will be employed as Chief Operating Officer of the Company effective August 31, 1998. The Daniels Employment Agreement provides for an annual base salary of not less than $250,000 per year and an annual cash bonus of $50,000. Mr.

Daniels will be granted stock options to purchase 112,500 shares of Common Stock. The options will be granted at the initial public offering price which is equal to the fair market value per share of Common Stock as of the date of grant. Of such options, 87,500 will vest with respect to one-third of the shares subject thereto on each of the first three anniversaries of the date of grant, and 25,000 will vest with respect to one-seventh of such shares on each of the first seven anniversaries of the date of grant. The Daniels Employment Agreement also provides for the accelerated vesting of an aggregate of 25,000 of such options upon the Company's attainment of certain financial targets in the 1998 and 1999 fiscal years of the Company.

  The Daniels Employment Agreement is for a term expiring on August 31, 2001, subject to earlier termination as provided in the Daniels Employment Agreement. The Daniels Employment Agreement provides that, in the event of termination by the Company without Cause (as defined in the Daniels Employment Agreement), Mr. Daniels will be entitled to receive from the Company (i) any accrued and unpaid base salary (as of the termination date) and salary continuation during a non-competition period following termination which will be one year, (ii) reimbursement for any and all reasonable monies advanced or expenses incurred in connection with his employment, and (iii) the annual bonus for the year of termination. In addition, termination without Cause automatically triggers the vesting of all options held by Mr. Daniels that have not yet vested.

  The Daniels Employment Agreement contains a covenant not to compete with the Company for a period of one year from the date of the Daniels Employment Agreement's termination.

  On July 13, 1998, the Company entered into an Employment Agreement with Francis T. Joyce (the "Joyce Employment Agreement"). Pursuant to the terms of the Joyce Employment Agreement, Mr. Joyce will be employed as Chief Financial Officer of the Company. The Joyce Employment Agreement provides for an annual base salary of not less than $200,000 per year with eligibility to receive annual increases in base salary as determined by the Co-Chief Executive Officers and Co-Presidents of the Company. Mr. Joyce will also receive an annual cash bonus of $50,000. Mr. Joyce will be granted options to purchase 112,500 shares of Common Stock, 87,500 of which will have an exercise price per share equal to 85% of the initial public offering price. As a result, the Company will record a charge for deferred compensation expense of $157,500 in the third quarter of 1998, representing the difference between the deemed value of the Company's Common Stock, the initial public offering price (assuming an initial public offering price of $12.00 per share) for accounting purposes and the exercise price of such options at the date of grant. Such amount will be presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options. The remaining options will be granted at the initial public offering price which is equal to the fair market value per share of the Company's Common Stock on the date of grant. Of such options, 87,500 will vest with respect to one-third of the shares subject thereto on each of the first three anniversaries of the date of grant, and 25,000 will vest with respect to one-seventh of such shares on each of the first seven anniversaries of the date of grant. The Joyce Employment Agreement also provides for the accelerated vesting of an aggregate of 25,000 of such options upon the Company's attainment of certain financial targets in the 1998 and 1999 fiscal years of the Company.

  The Joyce Employment Agreement is for a term expiring on July 13, 2001, subject to earlier termination as provided in the Joyce Employment Agreement. The Joyce Employment Agreement provides that, in the event of termination by the Company without Cause (as defined in the Joyce Employment Agreement), Mr. Joyce will be entitled to receive from the Company (i) any accrued and unpaid base salary (as of the termination date) and salary continuation during a non-competition period following termination which will be six months (or one year, if the Company elects to pay Mr. Joyce his salary during such period),
(ii) reimbursement for any and all monies advanced or expenses incurred in connection with his employment, and (iii) a pro rata portion of the annual bonus for the year of termination. In addition, termination without Cause automatically triggers the vesting of all stock options held by Mr. Joyce that have not yet vested.

1998 STOCK OPTION PLAN

  The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors on July 15, 1998, and approved by the stockholders of the Company as of July 15, 1998. The 1998 Plan provides for the grant of "incentive stock options" intended to qualify under Section 422 of the Code and stock options which do not so qualify. The granting of incentive stock options is subject to limitation as set forth in the 1998 Plan. Directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants under the 1998 Plan. The 1998 Plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 of the Exchange Act.

  The purpose of the 1998 Plan is to strengthen the Company by providing an incentive to its directors, officers, employees and consultants and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise. Options may be granted by the Board or Committee (as defined below) in its discretion to directors, officers, employees and consultants of the Company and its subsidiaries. In addition, directors of the Company who are not also employees of the Company or any of its subsidiaries are eligible to receive automatic formula option grants as provided in the 1998 Plan. Such formula option grants include an initial grant of options to acquire 25,000 shares to the eligible non-employee directors who served on the Board as of July 15, 1998 (12,500 shares to eligible non-employee directors who become directors for the first time after July 15,
1998) as well as annual grants of options to acquire 3,750 shares to eligible non-employee directors on the day following each annual shareholders meeting while the 1998 Plan is in effect. The terms and conditions of such options are set forth in the 1998 Plan.

  The 1998 Plan authorizes for issuance 1,200,000 shares of Common Stock, subject to adjustment as provided in the 1998 Plan. As of July 15, 1998, the Board of Directors approved for grant 100,000 options to each of Messrs. Krizelman and Paternot and 25,000 options to Mr. Cespedes. One-quarter of Mr. Cespedes' options are immediately vested. Additionally, the Company intends to grant, subject to Board of Directors or Committee approval, 100,000 and 3,750 options to Mr. Egan and Mr. Cespedes, respectively, in connection with their appointment as officers of the Company. Options will be granted by the Board of Directors or a committee (the "Committee") of the Board of Directors comprised of two or more "non-employee directors" within the meaning of Rule 16b-3, and unless otherwise determined by the Board of the Directors, "outside directors" within the meaning of Section 162(m), which will administer the 1998 Plan. See "--Board Committees." No individual may be granted options with respect to more than a total of 250,000 shares during any three consecutive calendar year period under the 1998 Plan. Shares of Common Stock subject to the 1998 Plan may either be authorized and unissued shares or previously issued shares acquired or to be acquired by the Company and held in its treasury. Subject to the terms of the 1998 Plan, the Committee has the right to grant options to eligible participants and to determine the terms and conditions of option agreements, including the vesting schedule and exercise price of such options. The 1998 Plan provides that the term of any option may not exceed ten years. In the event of a Change in Control (as defined in the 1998 Plan) all outstanding options will become immediately and fully vested. If a participant's employment (or service as a director) is terminated following a Change in Control, any options vested at such time will remain outstanding until the earlier of the first anniversary of such termination and the expiration of the option term.

  In order to prevent dilution or enlargement of the rights of participants, the 1998 Plan permits the Committee to make adjustments to the aggregate number of shares subject to the 1998 Plan or any option, and to the purchase price to be paid or the amount to be received in connection with the realization of any option, upon the occurrence of certain events as described in the 1998 Plan.

  The Company intends, subject to final approval of the Board of Directors, to issue shares of Common Stock to the Company's Community Leaders under the 1998 Plan. Immediately following the execution of the underwriting agreement, each of the Company's Community Leaders, as of July 23, 1998, will be issued 11 fully vested shares of Common Stock (approximately 3,500 in the aggregate), contingent upon the closing of the Offerings. As a result, the Company will record a charge for compensation expense estimated at $42,000 in the fourth quarter of 1998 (assuming an initial public offering price of $12.00 per share) for the full value of the Company's Common Stock.

1995 STOCK OPTION PLAN

  The Company's 1995 Stock Option Plan, as amended (the "1995 Plan"), was adopted by the Board of Directors on May 26, 1995. The 1995 Plan provides for the grant of incentive stock options and non-qualified stock options. Directors, employees and consultants of the Company and its affiliates are eligible to receive grants under the 1995 Plan. The 1995 Plan authorizes for issuance 791,000 shares of Common Stock, subject to adjustment as provided in the 1995 Plan. The remaining options under the 1995 Plan may be granted by Messrs. Krizelman and Paternot pursuant to the terms of the 1995 Plan. The Company currently intends to grant 250 options to each of its employees currently employed by the Company and who have served prior to January 1, 1998 and 100 options to each of its employees employed by the Company as of July 24, 1998 whose employment commenced after January 1, 1998.

401(K) SAVINGS PLAN

  theglobe.com has established a savings and profit-sharing plan that qualifies as a tax-deferred saving plan under Section 401(k) of the Code (the "Savings Plan") for certain eligible employees of theglobe.com. Under the Savings Plan, participants may contribute up to 15% of their eligible compensation, up to $10,000, in any year on a pre-tax basis. Such employee contributions are fully vested at all times. In addition, theglobe.com may, in its discretion, make additional contributions on behalf of participants. All amounts contributed under the Savings Plan are invested in one or more investment accounts administered by the plan administrator.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  On July 15, 1998, Michael S. Egan, Robert M. Halperin, David H. Horowitz and Rosalie V. Arthur were appointed as members of the Compensation Committee. Prior to such date, the Compensation Committee was comprised of Messrs. Egan, Halperin, Krizelman and Paternot. Mr. Egan, effective as of July 22, 1998, also serves as an executive officer of the Company in his role as Chairman. Mr. Egan is also the controlling investor of Dancing Bear Investments, and Ms. Arthur is a Senior Managing Director of Dancing Bear Investments. See "Certain Relationships and Related Transactions--Arrangements with Entities Controlled by Certain Directors and Officers." Although it is contemplated that Mr. Egan will not receive a salary or bonus from the Company, the Company intends to grant, subject to Board of Directors or Committee approval, stock options to Mr. Egan for 100,000 shares of Common Stock under the 1998 Plan, as consideration for his performance of services in his capacity as an executive officer. In the past fiscal year, Mr. Egan has served as a director of Certified Vacations, an entity with which the Company has recently begun e-commerce arrangements.

KEY MAN INSURANCE

  The Company does not have and currently does not intend to purchase key man insurance.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with its directors and officers. These agreements provide, in general, that the Company shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees and disbursements) incurred in connection with, or in any way arising out of, any claim, action or proceeding (whether civil or criminal) against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such directors and officers as directors and officers of the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ARRANGEMENTS WITH ENTITIES CONTROLLED BY CERTAIN DIRECTORS AND OFFICERS

  The Company has recently entered into an e-commerce contract with Republic Industries, an entity affiliated with H. Wayne Huizenga, pursuant to which the Company has granted a right of first negotiation with respect to the exclusive right to engage in or conduct an automotive "clubsite" on theglobe.com through AutoNation, a subsidiary of Republic Industries. Additionally, Republic has agreed to purchase advertising from the Company for a three-year period at a price which will be adjusted to match any more favorable advertising price quoted to a third party by the Company, excluding certain short-term advertising rates.

  In addition, the Company has entered into an e-commerce arrangement with InteleTravel, an entity controlled by Michael S. Egan, whereby the Company developed a Web community for InteleTravel in order for its travel agents to conduct business through theglobe.com Web site in exchange for access to InteleTravel customers for distribution of the Company's products and services.

  The Company believes that the terms of the foregoing arrangements are on comparable terms as if they were entered into with unaffiliated third parties. As of the date hereof, revenues received by the Company from Republic and InteleTravel have not been material.

STOCKHOLDERS' AGREEMENT

  Messrs. Egan, Krizelman, Paternot and Cespedes, Ms. Arthur and Dancing Bear Investments (an entity controlled by Mr. Egan) expect to enter into a Stockholders' Agreement pursuant to which the Egan Group will agree to vote for certain nominees of the Krizelman and Paternot Groups to the Board of Directors and the Krizelman and Paternot Groups will agree to vote for the Egan Group's nominees to the Board, who will represent a majority of the Board. Additionally, pursuant to the terms of the Stockholders' Agreement, Messrs. Krizelman, Paternot and Cespedes and Ms. Arthur have granted an irrevocable proxy to Dancing Bear Investments with respect to any shares that may be acquired or beneficially owned by them pursuant to the exercise of outstanding Warrants transferred to each of them by Dancing Bear Investments. Such shares will be voted by Dancing Bear Investments, which is controlled by Mr. Egan, and will be subject to a right of first refusal in favor of Dancing Bear Investments upon transfer. The Stockholders' Agreement will also provide that if the Egan Group sells shares of Common Stock and Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) in any private sale after the Offerings, the Krizelman and Paternot Groups, Mr. Cespedes and Ms. Arthur will be required to sell up to the same percentage of their shares as the Egan Group sells. If the Egan Group sells shares of Common Stock or Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) or the Krizelman and Paternot Groups collectively sell shares or Warrants representing 7% or more of the shares and Warrants of the Company in any private sale after the Offerings, each other party to the Stockholders' Agreement, including entities controlled by them and their permitted transferees, may, at their option, sell up to the same percentage of their shares.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND 5% STOCKHOLDERS

  Since the Company's inception, the Company has raised capital primarily through the sale of shares of its Common Stock and Preferred Stock. The following table summarizes the shares of Common Stock and Preferred Stock purchased by executive officers, directors and 5% stockholders of the Company and persons associated with them since the Company's inception.

                                                       PREFERRED STOCK
     EXECUTIVE OFFICERS,           COMMON -----------------------------------------
 DIRCTORS AND 5% STOCKHOLDERS      STOCK  SERIES B SERIES C SERIES D(1) SERIES E(2)
-----------------------------      ------ -------- -------- ----------- -----------
    Dancing Bear Investments,
     Inc.(3)......................                             25.5           5
    Michael S. Egan(4)............                             25.5           5
    Robert M. Halperin(5)......... 42,709  23,810    6,250
    David H. Horowitz(6).......... 15,972  50,000   12,500

--------
(1) Convertible into 4,023,765 shares of Common Stock.
(2) Represents Warrants to purchase 5 shares of Series E Preferred Stock prior to the Offerings and an aggregate of 2,023,009 shares of Common Stock after the Offerings.
(3) Dancing Bear Investments paid $20 million for its initial investment in the Series D Preferred Stock and the Warrants.
(4) Includes the shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments.
(5) Mr. Halperin paid $8,171.88 in 1998 in connection with the exercise of options for his Common Stock. Mr. Halperin paid $25,000.50 and $25,000 for his Series B and Series C Preferred Stock issued in December 1995 and November 1996, respectively.
(6) Mr. Horowitz paid $3,111.06 in 1997 in connection with the exercise of options for his Common Stock. Mr. Horowitz paid $52,000 and $50,000 for his Series B and Series C Preferred Stock issued in December 1995 and November 1996, respectively.

  All of the directors and executive officers of the Company are also parties to registration rights agreements with the Company which are described under "Description of Capital Stock--Registration Rights." The Company also has entered into indemnification agreements with its directors and officers. See "Management--Indemnification Agreements."

  In the Concurrent Offering, the Company will sell to the Concurrent Purchasers shares of Common Stock having a value of up to approximately $5 million (416,667 shares assuming an initial public offering price of $12.00 per share) at the same price paid per share in the Initial Public Offering. The Company expects that the Concurrent Purchasers will include certain of the Company's officers and directors, their relatives and their business associates. See "Principal Stockholders."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of September 23, 1998 and as adjusted to reflect the sale of 3,100,00 shares offered by the Company hereunder, certain information with respect to the beneficial ownership of the Common Stock of the Company by (i) each person known to the Company to own 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors,
(iii) each of the Company's executive officers, and (iv) all of the directors and executive officers as a group.

  The percentages of total shares of Common Stock set forth below assume that only the indicated person or group has exercised options and warrants which are exercisable within 60 days of September 23, 1998 and do not reflect the percentage of Common Stock which would be calculated if all other holders of currently exercisable options or Warrants had exercised their securities. See footnote 1 below.

                                                   SHARES OF COMMON       PERCENTAGE OF TOTAL SHARES
                                                  STOCK WHICH MAY BE           OF COMMON STOCK
                                 SHARES            PURCHASED IN THE    --------------------------------
          NAME            BENEFICIALLY OWNED(1) CONCURRENT OFFERING(2) BEFORE OFFERINGS AFTER OFFERINGS
          ----            --------------------- ---------------------- ---------------- ---------------
Dancing Bear
 Investments, Inc.(3)...        6,046,774                                    69.4%           51.2%
Michael S. Egan(4)......        6,053,024               16,667(5)            69.4            51.4
Todd V. Krizelman(6)....          754,943                                    10.9             7.6
Stephan J. Paternot(7)..          807,488                                    11.7             8.1
Dean S. Daniels(8)......                0                                       *               *
Edward A. Cespedes(9)...           31,250                                       *               *
Francis T. Joyce(10)....                0                                       *               *
Rosalie V. Arthur(11)...           31,250                4,167                  *               *
Henry C. Duques(12).....            6,250                                       *               *
Robert M. Halperin(13)..           85,963                                     1.3               *
David H. Horowitz(14)...          105,556                                     1.6             1.1
H. Wayne Huizenga(15)...            6,250              250,000                  *
All directors and
 executive officers as a
 group (11
 persons)(16)...........        7,881,974                                   85.3%            66.3%

--------
 * Less than one percent.
(1)  Beneficial ownership is determined in accordance with rules of the SEC.
     In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock options or Warrants held by that person that are currently exercisable or exercisable within 60 days of September 23, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.
(2) The Company is offering up to approximately $5 million of Common Stock in the Concurrent Offering. The Concurrent Purchasers (which include officers and directors of the Company, their relatives and their business associates) have provided indications of interest to purchase shares of Common Stock in the Concurrent Offering but may not be obligated to purchase shares until after the registration statement of which this Prospectus is a part becomes effective. These share numbers are based on an initial public offering price of $12.00 per share (the mid-point of the estimated initial public offering price range set forth on the front cover).
(3) Includes: (a) 25.5 shares of Series D Preferred Stock, which will be converted into an aggregate of 4,023,765 shares of Common Stock upon consummation of the Offerings, (b) 1,773,009 shares of Common Stock issuable following consummation of the Offerings upon exercise of Warrants and (c) 250,000 shares of Common Stock issuable following consummation of the Offerings, upon exercise of Warrants held by persons other than Dancing Bear Investments but as to which Dancing Bear Investments will have voting power upon exercise pursuant to a Stockholders' Agreement. Dancing Bear Investments' mailing address is 333 East Las Olas Blvd., Ft. Lauderdale, FL 33301.
(4) Includes the following shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments: (a) 25.5 shares of Series D Preferred Stock, which will be converted into an aggregate of 4,023,765 shares of Common Stock upon consummation of the Offerings, (b) 1,773,009 shares of Common Stock issuable, following consummation of the Offerings, upon exercise of Warrants, (c) 250,000 shares of Common Stock issuable following consummation of the Offerings upon exercise of Warrants held by persons other than Mr. Egan but as to which Mr. Egan will have voting power upon exercise pursuant to the Stockholders' Agreement, and (d) 6,250 shares of Common Stock subject to options that are currently exercisable. Excludes 118,750 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998. Mr. Egan's mailing address is care of the Company.

(5) Represents 16,667 shares of Common Stock expected to be purchased by two trusts for the benefit of Mr. Egan's children as to which he disclaims beneficial ownership.
(6) Includes (a) 22,455 shares of Series A Preferred Stock, which will be converted into an equal number of shares of Common Stock upon consummation of the Offerings, (b) 107,488 shares of Common Stock subject to options that are currently exercisable and (c) 100,000 shares of Common Stock issuable following consummation of the Offerings upon exercise of Warrants. Excludes 172,488 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998. Mr. Krizelman's mailing address is care of the Company.
(7) Includes 107,488 shares of Common Stock subject to options that are currently exercisable and 100,000 shares of Common Stock issuable following consummation of the Offerings upon exercise of Warrants. Excludes 172,488 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998. Mr. Paternot's mailing address is care of the Company.
(8) Excludes 112,500 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998.
(9) Includes 6,250 shares of Common Stock subject to options that are currently exercisable, and 25,000 shares of Common Stock issuable following consummation of the Offerings upon exercise of Warrants. Excludes 22,500 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998.
(10) Excludes 112,500 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998.

(11) Includes 6,250 shares of Common Stock subject to options that are currently exercisable, and 25,000 shares of Common Stock issuable following consummation of the Offerings upon exercise of Warrants. Excludes (i) 22,500 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998 (ii) shares held by Dancing Bear Investments (see footnote 3 above) for which Ms. Arthur serves as an officer and a director, and as to which Ms. Arthur disclaims beneficial ownership, and (iii) 2,500 shares for which trusts for the benefit of Ms. Arthur's children have indicated interest in the purchase of Common Stock in the Concurrent Offerings and as to which Ms. Arthur disclaims beneficial ownership.
(12) Includes 6,250 shares of Common Stock subject to options that are currently exercisable. Excludes 18,750 shares of Common Stock subject to options that will not be exercisable within 60 days of September 23, 1998.
(13) Includes 23,810 shares of Series B Preferred Stock, and 1,250 shares of Series C Preferred Stock, each convertible into an equal number of shares of Common Stock, and 13,194 shares of Common Stock subject to options that are currently exercisable. Excludes 47,848 shares of Common Stock subject to options that are not currently exercisable. Excludes 90,180 shares of Common Stock owned by Mr. Halperin's children for which he has a power of attorney but as to which he disclaims beneficial ownership.
(14) Includes 50,000 shares of Series B Preferred Stock and 2,500 shares of Series C Preferred Stock, each convertible into an equal number of shares of Common Stock, and 27,084 shares of Common Stock subject to options that are currently exercisable. Excludes 35,694 shares of Common Stock subject to options that are not currently exercisable.
(15) Includes 6,250 shares of Common Stock subject to options that are exercisable within 60 days of September 23, 1998. Excludes 22,500 shares of Common Stock subject to options that are not exercisable within 60 days of September 23, 1998.
(16) See footnotes 3 through 15 above.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's stockholders have approved the Fourth Amended and Restated Certificate of Incorporation (the "Certificate") which will be filed with the Delaware Secretary of State prior to consummation of the Offerings. Pursuant to the Certificate, the Company's authorized capital stock will consist of 100 million shares of Common Stock and three million shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). As of June 30, 1998, there were 1,196,979 shares of Common Stock outstanding and 1,449,995.5 shares of Preferred Stock outstanding (which may be convertible into shares of Common Stock at any time).

  The following descriptions of the Company's capital stock do not purport to be complete and are subject to and qualified in their entirety by the provisions of the Certificate and the Company's By-Laws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law. The By-laws have been approved by the Company's Board of Directors in the form included as an exhibit to the Registration Statement and will become effective prior to consummation of the Offerings.

COMMON STOCK

  Following the Offerings, 9,791,339 shares of Common Stock will be outstanding (10,193,839 if the Underwriters' over-allotment option is exercised in full). As of September 23, 1998, there were approximately 36 holders of the Company's Common Stock (after giving effect to the conversion of Preferred Stock which will occur upon consummation of the Offerings). All of the issued and outstanding shares of Common Stock are, and upon the completion of the Offerings the shares of Common Stock offered hereby will be, fully paid and non-assessable. Each holder of shares of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. The holders of Common Stock are entitled to dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefor, if any. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock would be entitled to share ratably in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding Preferred Stock as described below. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, nor are such holders entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

  As of June 30, 1998, the Company has 1,449,995.5 shares outstanding of Preferred Stock, designated into Series A, Series B, Series C, Series D and Series E. Shares of each series of Preferred Stock are convertible into Common Stock, subject to anti-dilution adjustments, and will automatically convert into Common Stock concurrently with the closing of the Offerings (subject to anti-dilution adjustments). Additionally, the holders of shares of each series of Preferred Stock may currently elect to convert each series to Common Stock by a majority vote of the outstanding shares in that series. Further, currently each share of Series A Preferred Stock shall automatically convert to Common Stock upon the conversion into shares of Common Stock of all outstanding shares of Series B Preferred Stock and Series C Preferred Stock. If the Company issues additional shares of Common Stock for per share consideration of less than $0.20, $1.05 and $4.00 for the Series A, Series B and Series C Preferred Stock, respectively, anti-dilution adjustments will be made. Assuming that the conditions to the automatic conversion are satisfied, following the closing of the Offerings, no shares of Preferred Stock will remain outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or to serve as an entrenchment device for incumbent management. The issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock.

WARRANTS

  As of June 30, 1998, the Company has issued and outstanding Warrants to purchase 5 shares of Series E Preferred Stock, each convertible into one percent of the fully diluted Common Stock. Upon consummation of the Offerings, the Series E Preferred Stock will be converted into Common Stock, and the Warrants will be exercisable into 2,023,009 shares of Common Stock (subject to certain anti-dilution adjustments) at an exercise price of approximately $2.91 per share. Prior to the consummation of the Offerings, a portion of the Warrants held by Dancing Bear Investments will be transferred to certain employees and directors of the Company. The Warrants may be exercised at any time on or before August 13, 2004. After expiration of the exercise period, the holder of the Warrants will have no future rights to exercise such Warrants.

RIGHTS AGREEMENT

  The Board of Directors currently expects to adopt a rights agreement (the "Rights Agreement") to be effective simultaneously with or shortly after the consummation of the Offerings. Pursuant to the Rights Agreement, the Board of Directors will declare a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. Each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of a new series of junior participating preferred stock, par value $.001 per share (the "Junior Preferred Stock"), of the Company at a price to be determined by the Board of Directors, per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights will be set forth in a Rights Agreement between the Company and the designated Rights Agent. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the Rights Agreement, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."

  The Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate Right Certificates (as defined below) will be distributed. The Rights will separate from the shares of Common Stock on the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group (an "Acquiring Person"), including any affiliates or associates of such person or group (other than Dancing Bear Investments, Michael S. Egan, Todd V. Krizelman, Stephan J. Paternot or any entities controlled by such persons) acquired beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (as defined below) and; (ii) 10 business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention (which intention remains in effect for five business days) to make, a tender offer or exchange offer the consummation of which would result in any person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date."

  The Rights Agreement will provide that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

  The Rights will not be exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on the tenth anniversary of the date of issuance, unless earlier redeemed by the Company as described below.

  In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as defined below), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors of the Company, the number of one-thousandths of a share of Junior Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding shares of Common Stock which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as defined below) to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose behalf the offer is being made) taking into account all factors that such Disinterested Directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Interested Stockholder, or, if in such transaction all holders of shares of Common Stock are not offered the same consideration, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

  The Purchase Price payable, and the number of one-thousandths of a share of Junior Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock, (ii) upon the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then current market price of the shares of Junior Preferred Stock or (iii) upon the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  The Purchase Price payable, and the number of one-thousandths of a share of Junior Preferred Stock or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a stock split of the shares of Common Stock, or a stock dividend on the shares of Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a share of Junior Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Junior Preferred Stock on the last trading day prior to the date of exercise.

  At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the

Redemption Price (i) after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of shares of Common Stock are not offered the same consideration but not involving an Interested Stockholder (as defined in the Rights Agreement), (ii) following an event giving rise to, and the expiration of the exercise period for, the Flip-in Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of the Company's voting securities or (iii) if the Acquiring Person reduces his ownership below 5% in transactions not involving the Company. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Flip-in Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Junior Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $1. In the event of liquidation, the holders of Junior Preferred Stock will receive a minimum preferred liquidation payment equal to the greater of $1 or 1,000 times the payment made per each share of Common Stock. Each share of Junior Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Junior Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Junior Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Junior Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading date prior to the date of exercise.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock since the Rights may be redeemed by the Company at the Redemption Price until such time.

  "Interested Stockholder" means any Acquiring Person or any of their affiliates or associates, or any other person in which an Acquiring Person or their affiliates or associates have in excess of 5% of the total combined economic or voting power, or any person acting in concert or on behalf of any such Acquiring Person or their affiliates or associates.

REGISTRATION RIGHTS

  Pursuant to the terms of the Investor Rights Agreement, dated as of August 13, 1997 (the "Investor Rights Agreement"), among the Company and the holders of the Series B, Series C, Series D and Series E Preferred Stock, at any time following the Offerings, holders of 25% of all of the Common Stock converted from Series B, Series C, Series D or Series E Preferred Stock, or issued as a dividend or distribution for the above-mentioned Preferred Stock (the "Registrable Securities"), or 50% of the Registrable Securities issued or issuable in respect of the Series B and Series C Preferred Stock have the right to require the Company to file a registration statement covering all or part of their shares up to four times at the Company's expense. Holders of 4,890,740 shares of

Common Stock (after giving effect to the conversion which will occur upon consummation of the Offerings) have registration rights under the Investor Rights Agreement. The Company will not be obligated to register such shares if such holders propose to sell such securities at an aggregate price to the public of less than $5 million. The Company may defer registration for not more than 120 days if the Board of Directors determines that it would be seriously detrimental to the Company and its stockholders to register the Registrable Securities at such time. An underwriter participating in the sale of the Registrable Securities may limit the number of shares of Registrable Securities offered, and such number shall be allocated to the holders of such securities on a pro rata basis. The Company is not required to effect more than one demand registration on behalf of such holders in any 12 calendar month period. The Company is not required in most cases to pay the registration expenses for any such demand registration that is subsequently withdrawn by the requesting Holders.

  Holders of Registrable Securities have the right to include all or part of their Registrable Securities in a registration statement filed by the Company for purposes of a public offering (Piggyback Registration). The holders of a majority of Registrable Securities have amended the Investor Rights Agreement to waive any registration rights in connection with the Offerings. An underwriter participating in such Offerings may limit the number of shares offered, and such number shall be allocated first to the Company, then to such holders on a pro rata basis, then to any stockholder on a pro rata basis. The Company has the right to terminate or withdraw any such registration and shall bear the expenses of any such withdrawn registration. The Company is not obligated further after it has effected five such registrations for any such holders.

  Pursuant to the Investor Rights Agreement, holders of Registrable Securities have agreed with the Company to be subject to lock-up periods of not more than seven days prior to and 180 days following the date of this Prospectus and of not more than seven days prior to and 90 days following the effective date of any subsequent prospectus. All registration rights terminate three years after the date of this Prospectus. Any right described in this section may be amended and waived by written consent of the Company and the holders of a majority of the Registrable Securities.

  Pursuant to the terms of a Registration Rights Agreement by and among Dancing Bear Investments, certain holders of Series A Preferred Stock, Messrs. Krizelman and Paternot and the Company, the Company has granted registration rights to such persons similar to the rights granted pursuant to the Investor Rights Agreement. As a result, virtually all of the Company's outstanding Common Stock or Preferred Stock has registration rights.

LIMITATION OF DIRECTOR LIABILITY

  The Certificate limits the liability of directors of the Company to the Company and its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law ("DGCL"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAWS PROVISIONS

  Delaware Law. The Company is subject to the provisions of Section 203 ("Section 203") of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) the Company's Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in certain instances) or (iii) the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Special Meetings. The By-Laws provide that special meetings of stockholders for any purpose or purposes can be called only upon the request of the Chairman of the Board, the President, the Board of Directors, or the holders of shares entitled to at least a majority of the votes at the meeting.

  Amendment of Company By-Laws. In order to adopt, repeal, alter or amend the provisions set forth therein, the By-Laws require either the affirmative vote of the holders of at least a majority of the voting power of all of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon or by the Board of Directors.

  Advance Notice Provisions for Stockholder Nominations and Proposals. The By-Laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company.

  These procedures provide that only persons who are nominated by or at the direction of the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Further, these procedures provide that at an annual meeting, only such business may be conducted as has been specified in the notice of the meeting given by, or at the direction of, the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.

  Under these procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by the Company not less than 60 days nor more than 90 days prior to the date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, the 10th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made). Under these procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by the Company not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

  Under the By-Laws, a stockholder's notice nominating a person for election as a director must contain certain information about the proposed nominee and the nominating stockholder. If the Chairman determines that a nomination was not made in accordance with the By-Laws, such nomination will be disregarded. Similarly, a stockholder's notice proposing the conduct of business must contain certain information about such business and about the proposing stockholder. If the Chairman determines that business was not properly brought before the meeting in accordance with the By-Laws, such business will not be conducted.

  By requiring advance notice of nominations by stockholders, the By-Laws afford the Board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the By-Laws also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Certificate does not give the Board any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

WRITTEN CONSENT PROVISIONS

  The By-Laws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of stockholders of the Company may be taken without a meeting only by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no public market for the Common Stock. No information is currently available and no prediction can be made as to the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described below, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future. See "Risk Factors--Shares Eligible for Future Sale; No Prior Trading Market; Registration Rights."

  Upon consummation of the Offerings, the Company will have 9,791,339 outstanding shares of Common Stock (10,193,839 if the Underwriters' over-allotment option is exercised in full), and 822,650 and 693,771 shares of Common Stock subject to options granted under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively. See "Management--Executive Compensation." In addition, upon consummation of the Offerings, 2,023,009 shares of Common Stock will be issuable upon exercise of outstanding Warrants. Of the outstanding shares, the 3,100,000 shares of Common Stock being sold in the Offerings (3,502,500 if the Underwriters' over-allotment option is exercised in full) will be immediately eligible for sale in the public market without restriction or further registration under the Securities Act, unless purchased by or issued to any "affiliate" of the Company, as that term is defined in Rule 144, described below. All of the shares of Common Stock outstanding prior to the Offerings are "restricted securities" as such term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144, 144(k) or 701 promulgated under the Securities Act or another exemption from registration.

  In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned shares of Common Stock which are treated as Restricted Securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 97,913 shares based upon the number of shares outstanding after the Offerings) or the reported average weekly trading volume in the Common Stock during the four weeks preceding the date on which notice of such sale was filed under Rule
144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirements) in order to sell shares of Common Stock that are not Restricted Securities (such as Common Stock acquired by affiliates in market transactions). Furthermore, if a period of at least two years has elapsed from the date Restricted Securities were acquired from the Company or an affiliate of the Company, a holder of such Restricted Securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

  Holders of virtually all of the Company's outstanding Common Stock and all of the Company's outstanding preferred equity will have certain demand registration rights with respect to the shares of Common Stock into which their securities are convertible (subject to the 180-day lock-up arrangement described below), under certain circumstances and subject to certain conditions, to require the Company to register their shares of Common Stock under the Securities Act, and certain rights to participate in any future registration of securities by the Company. The Company is not required to effect more than one demand registration on behalf of such holders in any twelve calendar month period. Pursuant to the agreements pursuant to which the registration rights were granted, holders of Registrable Securities have agreed to be subject to lock-up periods of not more than seven days prior to and 180 days following the date of this Prospectus and of not more than seven days prior to and 90 days following the effective date of any subsequent Prospectus. The Company intends to file a registration statement on Form S-8 for the shares held pursuant to its option plans that may make those shares freely tradeable. Such registration statement will become effective immediately upon filing and, shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to the applicable lock-up agreements and Rule 144 limitations applicable to affiliates. See "Description of Capital Stock--Registration Rights."

  The Company and its executive officers, directors and certain of its current stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) of the Company or of any of its subsidiaries. The foregoing sentence shall not apply to (A) in the case of the Company, the shares of Common Stock to be sold hereunder, (B) the issuance of any shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this Prospectus,
(C) in the case of the Company any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in this Prospectus, (D) the pledge by certain directors of the Company and Dancing Bear Investments or its affiliates of shares of Common Stock to a financial institution in connection with a bona fide financing transaction, (E) transfers of shares of Common Stock to immediate family members or trusts for the benefit of such family members (a "Family Transferee"); provided such transferee enters into a similar lock-up agreement, (F) the transfer of all or part of any Warrants held by Dancing Bear Investments on the date hereof to any employee of Dancing Bear Investments, any employee of the Company, Michael S. Egan or a Family Transferee of Michael S. Egan, provided that each transferee shall have executed a similar lock-up agreement, or (G) shares of Common Stock issued in connection with a merger, recapitalization or consolidation of the Company.

                                 UNDERWRITING

  The underwriters of the Offerings named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Volpe Brown Whelan & Company, LLC are acting as representatives, have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from the Company the aggregate number of shares set forth opposite their respective names below at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Bear, Stearns & Co. Inc............................................
   Volpe Brown Whelan & Company, LLC..................................
                                                                          ---
     Total............................................................
                                                                          ===

  The nature of the respective obligations of the Underwriters is such that all of the shares of Common Stock must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

  The Company has been advised that the Underwriters propose to offer the shares of Common Stock, initially at the initial public offering price set forth on the cover page of this Prospectus and to certain selected dealers at
such price less a concession not to exceed $   per share; that the
Underwriters may allow, and such selected dealers may reallow, a concession to
certain other dealers not to exceed $   per share; and that after the
commencement of the Offerings, the public offering price and the concessions may be changed.

  The Company has granted the Underwriters an option to purchase in the aggregate up to 402,500 additional shares of Common Stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding table.

  The Underwriters have reserved for sale at the initial public offering price up to 5% of the shares of Common Stock to be sold in the Initial Public Offering for sale to employees of the Company and its affiliates, and to their associates and related persons. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as the other shares offered hereby. The Underwriters do not expect sales of Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

  The Company and its executive officers, directors and certain of its current stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) of the Company or of any of its subsidiaries.

  Prior to the Offerings, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company and representatives of the

Underwriters. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.

  The consummation of the Concurrent Offering and the Initial Public Offering are contingent upon one another. The price of the shares to be sold to the Concurrent Purchasers in the Concurrent Offering is equal to the initial public offering price. See "Concurrent Offering." In connection with the
Concurrent Offering, the Placement Agents will be paid a fee of $    per share
for each share sold in the Concurrent Offering in consideration for the provision of certain advisory services and for acting as the Company's Placement Agents. The Placement Agents will be indemnified by the Company against certain liabilities, including liabilities under the Securities Act.

  In order to facilitate the Offerings, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offerings. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares in the open market or by exercising the over-allotment options granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offerings are reclaimed if shares previously distributed in the Offerings are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

  The financial statements for theglobe.com, inc. as of December 31, 1996 and 1997 and for the period from May 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997 included in this Prospectus and elsewhere in the Registration Statement have been so included in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC a Registration Statement (which term shall encompass any and all amendments thereto) on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information relating to the operation of the Public Reference Section may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements regarding registrants that file electronically with the SEC. The address of this Web site is (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the SEC, upon payment of the prescribed fees.

                               THEGLOBE.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Balance Sheets as of December 31, 1996 and 1997 and June 30, 1998
 (unaudited).............................................................. F-3
Statements of Operations for the period from May 1, 1995 (inception) to
 December 31, 1995 and for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 (unaudited) and 1998 (unaudited).. F-4
Statements of Stockholders' Equity for the period from May 1, 1995
 (inception) to December 31, 1995 and for the years ended December 31,
 1996 and 1997 and for the six months ended June 30, 1998 (unaudited)..... F-5
Statements of Cash Flows for the period from May 1, 1995 (inception) to
 December 31, 1995 and for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 (unaudited) and 1998 (unaudited).. F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
theglobe.com, inc.:

  We have audited the accompanying balance sheets of theglobe.com, inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of theglobe.com, inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

New York, New York
April 16, 1998, except for note 9,
which is as of July 22, 1998

                               THEGLOBE.COM, INC.

                                 BALANCE SHEETS

                                               DECEMBER 31,
                                          -----------------------   JUNE 30,
                                             1996        1997         1998
                                          ----------  -----------  -----------
                                                                   (UNAUDITED)
                 ASSETS
Current assets:
  Cash and cash equivalents.............. $  757,118  $ 5,871,291  $ 2,997,391
  Short-term investments.................        --    13,003,173   10,157,830
  Accounts receivable, less allowance for
   doubtful accounts of $12,000 and
   $27,868 in 1997 and 1998,
   respectively..........................     66,128      254,209      624,191
  Prepaids and other current assets......      2,377          --        75,847
                                          ----------  -----------  -----------
    Total current assets.................    825,623   19,128,673   13,855,259
Property and equipment, net..............    136,780      325,842    1,173,582
Other assets.............................     10,945        7,657      574,239
                                          ----------  -----------  -----------
    Total assets......................... $  973,348  $19,462,172  $15,603,080
                                          ==========  ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................... $  130,478  $   396,380  $ 2,029,901
  Accrued expense........................     15,234      325,454      834,959
  Accrued bonuses........................        --     1,148,999      150,000
  Deferred revenue.......................     32,144      113,290      132,353
  Current installments of obligations
   under capital leases..................        --        27,174      255,962
                                          ----------  -----------  -----------
    Total current liabilities............    177,856    2,011,297    3,403,175
Obligations under capital leases,
 excluding current installments..........        --        98,826      629,281
Stockholders' equity:
  Preferred Stock, 3,000,000 shares
   authorized:
   Convertible preferred stock, Series A
   through E, $0.001 par value; 2,900,001
   shares authorized; 1,379,970,
   1,449,995.5 and 1,449,995.5, shares
   issued and outstanding at December 31,
   1996 and 1997, and as of June 30,
   1998, respectively; aggregate
   liquidation preference of $1,606,110,
   $21,886,110 and $21,886,110 at
   December 31, 1996 and 1997, and as of
   June 30, 1998, respectively...........      1,380        1,450        1,450
  Common stock, $0.001 par value;
   100,000,000 shares authorized;
   1,125,000, 1,154,271 and 1,196,979
   shares issued and outstanding at
   December 31, 1996 and 1997, and as of
   June 30, 1998, respectively...........      1,125        1,154        1,197
  Additional paid-in capital.............  1,629,926   21,866,965   21,875,094
  Net unrealized loss on securities......        --       (41,201)     (29,647)
  Deferred compensation..................    (21,053)     (76,033)     (52,914)
  Accumulated deficit....................   (815,886)  (4,400,286) (10,224,556)
                                          ----------  -----------  -----------
    Total stockholders' equity...........    795,492   17,352,049   11,570,624
Commitments..............................
                                          ----------  -----------  -----------
    Total liabilities and stockholders'
     equity.............................. $  973,348  $19,462,172  $15,603,080
                                          ==========  ===========  ===========

                See accompanying notes to financial statements.

                               THEGLOBE.COM, INC.

                            STATEMENTS OF OPERATIONS

                          PERIOD FROM
                          MAY 1, 1995        YEAR ENDED           SIX MONTHS ENDED
                         (INCEPTION) TO     DECEMBER 31,              JUNE 30,
                          DECEMBER 31,  ----------------------  ----------------------
                              1995        1996        1997        1997        1998
                         -------------- ---------  -----------  ---------  -----------
                                                                     (UNAUDITED)
Revenues................   $  26,815    $ 229,363  $   770,293  $ 208,241  $ 1,173,398
Cost of revenues........      12,779      116,780      423,706    106,032      503,181
                           ---------    ---------  -----------  ---------  -----------
    Gross profit........      14,036      112,583      346,587    102,209      670,217
Operating expenses:
  Sales and marketing...       1,248      275,947    1,248,349    224,170    4,493,039
  Product development...      60,000      120,000      153,667     62,500      250,869
  General and
   administrative.......      18,380      489,073    2,827,591    594,358    2,396,716
                           ---------    ---------  -----------  ---------  -----------
    Loss from
     operations.........     (65,592)    (772,437)  (3,883,020)  (778,819)  (6,470,407)
                           ---------    ---------  -----------  ---------  -----------
Other income (expense):
  Interest and dividend
   income...............         980       25,966      334,720     11,384      703,097
  Interest expense......      (1,094)      (3,709)         --         --       (30,460)
                           ---------    ---------  -----------  ---------  -----------
    Total interest
     income (expense),
     net................        (114)      22,257      334,720     11,384      672,637
                           ---------    ---------  -----------  ---------  -----------
    Loss before
     provision for
     income taxes.......     (65,706)    (750,180)  (3,548,300)  (767,435)  (5,797,770)
                           ---------    ---------  -----------  ---------  -----------
Provision for income
 taxes..................         --           --        36,100        --        26,500
                           ---------    ---------  -----------  ---------  -----------
    Net loss............   $ (65,706)   $(750,180) $(3,584,400) $(767,435) $(5,824,270)
                           =========    =========  ===========  =========  ===========
Basic and diluted net
 loss per share.........   $   (0.06)   $   (0.67) $     (3.13) $   (0.67) $     (5.01)
                           =========    =========  ===========  =========  ===========
Weighted average basic
 and diluted shares
 outstanding............   1,125,000    1,125,000    1,146,773  1,140,960    1,161,389
                           =========    =========  ===========  =========  ===========


                See accompanying notes to financial statements.

                               THEGLOBE.COM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                     CONVERTIBLE                                       NET
                      PREFERRED           COMMON                    UNREALIZED
                        STOCK              STOCK       ADDITIONAL  GAIN (LOSS)                                 TOTAL
                  ------------------ -----------------   PAID-IN   ON SALE OF    DEFERRED    ACCUMULATED   STOCKHOLDERS'
                    SHARES    AMOUNT  SHARES   AMOUNT    CAPITAL   SECURITIES  COMPENSATION    DEFICIT        EQUITY
                  ----------- ------ --------- ------- ----------- ----------- ------------ -------------  -------------
Issuance of
 common shares
 to founders....          --  $  --  1,125,000 $ 1,125 $     3,555  $    --      $    --    $         --   $      4,680
Issuance of
 Series A
 convertible
 preferred
 stock..........      356,490    356       --      --       66,644       --           --              --         67,000
Promissory notes
 converted to
 Series A
 convertible
 preferred
 stock..........      226,505    227       --      --       46,011       --           --              --         46,238
Issuance of
 Series B
 convertible
 preferred
 stock..........      551,915    552       --      --      578,953       --           --              --        579,505
Net loss for the
 period from May
 1, 1995
 (inception) to
 December 31,
 1995...........          --     --        --      --          --        --           --          (65,706)      (65,706)
                  ----------- ------ --------- ------- -----------  --------     --------   -------------  ------------
Balance as of
 December 31,
 1995...........    1,134,910  1,135 1,125,000   1,125     695,163       --           --          (65,706)      631,717
Issuance of
 Series B
 convertible
 preferred
 stock..........       23,810     24       --      --       24,961       --           --              --         24,985
Issuance of
 Series C
 convertible
 preferred
 stock..........      221,250    221       --      --      884,749       --           --              --        884,970
Deferred
 compensation...          --     --        --      --       25,053       --       (25,053)            --            --
Amortization of
 deferred
 compensation...          --     --        --      --          --        --         4,000             --          4,000
Net loss........          --     --        --      --          --        --           --         (750,180)     (750,180)
                  ----------- ------ --------- ------- -----------  --------     --------   -------------  ------------
Balance at
 December 31,
 1996...........    1,379,970  1,380 1,125,000   1,125   1,629,926       --       (21,053)       (815,886)      795,492
Issuance of
 Series C
 convertible
 preferred
 stock..........       70,000     70       --      --      279,930       --           --              --        280,000
Exercise of
 stock options..          --     --     29,271      29       4,478       --           --              --          4,507
Issuance of
 Series D
 convertible
 preferred
 stock, net of
 expense of
 $130,464.......         25.5    --        --      --   19,869,536       --           --              --     19,869,536
Net unrealized
 loss on
 securities.....          --     --        --      --          --    (41,201)         --              --        (41,201)
Deferred
 compensation...          --     --        --      --       83,095       --       (83,095)            --            --
Amortization of
 deferred
 compensation...          --     --        --      --          --        --        28,115             --         28,115
Net loss........          --     --        --      --          --        --           --       (3,584,400)   (3,584,400)
                  ----------- ------ --------- ------- -----------  --------     --------   -------------  ------------
Balance at
 December 31,
 1997...........  1,449,995.5  1,450 1,154,271   1,154  21,866,965   (41,201)     (76,033)     (4,400,286)   17,352,049
Amortization of
 deferred
 compensation...          --     --        --      --          --        --        23,119             --         23,119
Exercise of
 stock options
 (unaudited)....          --     --     42,708      43       8,129       --           --              --          8,172
Net loss for the
 period
 (unaudited)              --     --        --      --          --        --           --       (5,824,270)   (5,824,270)
Change in net
 unrealized gain
 (loss) on
 securities
 (unaudited)....          --     --        --      --          --     11,554          --              --         11,554
                  ----------- ------ --------- ------- -----------  --------     --------   -------------  ------------
Balance at June
 30, 1998
 (unaudited)....  1,449,995.5 $1,450 1,196,979 $ 1,197 $21,875,094  $(29,647)    $(52,914)  $ (10,224,556) $ 11,570,624
                  =========== ====== ========= ======= ===========  ========     ========   =============  ============

                See accompanying notes to financial statements.

                               THEGLOBE.COM, INC.

                            STATEMENTS OF CASH FLOWS

                           PERIOD FROM
                           MAY 1, 1995         YEAR ENDED           SIX MONTHS ENDED
                          (INCEPTION) TO      DECEMBER 31,              JUNE 30,
                           DECEMBER 31,  -----------------------  ----------------------
                               1995        1996         1997        1997        1998
                          -------------- ---------  ------------  ---------  -----------
                                                                       (UNAUDITED)
Cash flows from
 operating activities:
 Net loss...............     $(65,706)   $(750,180) $ (3,584,400) $(767,435) $(5,824,270)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
  Depreciation and
   amortization.........       10,530       47,595        60,210     37,499      238,411
  Non-cash related
   interest.............          738
  Deferred compensation
   earned...............          --         4,000        28,115     14,057       23,119
 Changes in operating
  assets and
  liabilities:
  Accounts receivable,
   net..................       (3,025)     (63,103)     (188,081)    23,212     (369,982)
  Prepaids and other
   current assets.......      (16,440)      (2,377)        2,377      2,377      (75,847)
  Other assets..........          --           --            --         --      (568,226)
  Accounts payable......        9,794      120,684       265,902     57,706    1,633,521
  Accrued expenses......        5,599        9,635       310,220    192,532      509,505
  Accrued bonuses.......          --           --      1,148,999     37,250     (998,999)
  Deferred revenue......          --        32,144        81,146     72,579       19,063
                             --------    ---------  ------------  ---------  -----------
 Net cash used in
  operating activities..      (58,510)    (601,602)   (1,875,512)  (330,223)  (5,413,705)
                             --------    ---------  ------------  ---------  -----------
Cash flows from
 investing activities:
 Purchase of
  securities............          --           --    (13,044,374)       --      (230,484)
 Proceeds from sale of
  securities............          --           --            --         --     3,087,381
 Purchases of property
  and equipment.........      (51,101)    (138,309)     (119,984)  (229,696)    (247,859)
                             --------    ---------  ------------  ---------  -----------
  Net cash (used in)
   provided by investing
   activities...........      (51,101)    (138,309)  (13,164,358)  (229,696)   2,609,038
                             --------    ---------  ------------  ---------  -----------
Cash flows from
 financing activities:
 Payments under capital
  lease obligations.....          --           --            --         --       (77,405)
 Proceeds from
  convertible promissory
  notes.................       45,500          --            --         --           --
 Proceeds from exercise
  of common stock
  options...............          --           --          4,507      4,507        8,172
 Proceeds from issuance
  of common stock.......        4,680          --            --         --           --
 Proceeds from issuance
  of convertible
  preferred Series A, B
  and C stock...........      646,505      909,955       280,000    280,000          --
 Proceeds from issuance
  of convertible
  preferred Series D
  stock.................          --           --     20,000,000        --           --
 Payment of financing
  costs.................          --           --       (130,464)   (26,302)         --
                             --------    ---------  ------------  ---------  -----------
  Net cash provided by
   (used in) financing
   activities...........      696,685      909,955    20,154,043    258,205      (69,233)
                             --------    ---------  ------------  ---------  -----------
  Net change in cash and
   cash equivalents.....      587,074      170,044     5,114,173   (301,714)  (2,873,900)
Cash and cash
 equivalents at
 beginning of period....          --       587,074       757,118    757,118    5,871,291
                             --------    ---------  ------------  ---------  -----------
Cash and cash
 equivalents at end of
 period.................     $587,074    $ 757,118  $  5,871,291  $ 455,404  $ 2,997,391
                             ========    =========  ============  =========  ===========
Supplemental disclosure
 of cash flow
 information:
 Cash paid during the
  period for:
 Interest...............     $  1,094    $   3,709  $        --   $     --   $    30,460
                             ========    =========  ============  =========  ===========
 Income taxes...........     $    --           --            --         --        45,125
                             ========    =========  ============  =========  ===========
Supplemental disclosure
 of noncash
 transactions:
 Series A convertible
  preferred stock issued
  upon conversion of
  promissory notes,
  including accrued
  interest of $738......     $ 46,238    $     --   $         --  $     --   $       --
                             ========    =========  ============  =========  ===========
 Equipment acquired
  under capital leases..     $    --     $     --   $    126,000  $     --   $   836,648
                             ========    =========  ============  =========  ===========

                See accompanying notes to financial statements.

                              THEGLOBE.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1997
        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  theglobe.com, inc. (the "Company") was incorporated on May 1, 1995 (inception) and commenced operations on that date. theglobe.com is an online community with members and users in the United States and abroad. theglobe.com's users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements and the sale of membership subscriptions for enhanced services.

  The Company's business is characterized by rapid technological change, new product development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, unproven business model and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts and the acceptance of the Company's solutions by the marketplace.

  During August 1997, Dancing Bear Investments, Inc. invested $20,000,000 in the Company in exchange for a 51% ownership interest in the Company on a fully diluted basis, plus warrants (the "Dancing Bear Investment") (See Note 5).

 (b) Initial Public Offerings

  In June 1998, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). In addition to the IPO, the Company will be offering shares in a concurrent offering (the "Concurrent Offering") directly to certain investors at a price per share equal to the IPO price per share (collectively referred to as the "Offerings"). The consummation of the Concurrent Offering and the IPO are contingent upon each other. In the event the Concurrent Offering is not consummated by the closing date of the IPO, the Concurrent Offering will be terminated and all payments received in connection with the Concurrent Offering will be promptly returned. If the Concurrent Offering is not consummated for the proposed amount, the shares of Common Stock not sold will not be offered to purchasers in the IPO. The Company plans to offer 3,100,000 shares of Common Stock at an estimated price of between $11 and $13 per share, of which 2,683,333 and 416,667 shares of its Common Stock will be offered in its IPO and Concurrent Offering, respectively, at an assumed offering price of $12 per share.

  If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed Offerings all of the then outstanding shares of the Company's Convertible Preferred Stock will automatically convert into shares of common stock.

 (c) Unaudited Interim Financial Information

  The interim financial statements of the Company for the six months ended June 30, 1997 and 1998, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

  In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

the Company at June 30, 1997 and 1998, and the results of its operations and its cash flows for the six months ended June 30, 1997 and 1998.

 (d) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (e) Cash and Cash Equivalents

  The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 1996 and 1997 were approximately $752,000 and $3,997,000, respectively, and $2,994,000 as of June 30, 1998, which consisted of certificates of deposit.

 (f) Short-term Investments

  Short-term investments are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. The majority of these investments are corporate bonds, which are stated at their estimated fair value based upon publicly available market quotes. Unrealized gains and losses are computed on the basis of specific identification and are included in stockholders equity. Realized gains, realized losses and declines in value, judged to be other-than-temporary, are included in income. The costs of securities sold are based on the specific-identification method and interest earned is included in interest income. As of December 31, 1997, the Company had gross unrealized losses of $41,678 and gross unrealized gains of $477 from its short-term investments. As of June 30, 1998 the Company had gross unrealized losses of $56,654 and gross unrealized gains of $27,007.

 (g) Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

 (h) Other Assets

  At June 30, 1998, other assets included $568,226 of security deposits held in an escrow account as collateral for certain capital lease equipment.

 (i) Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

 (j) Income Taxes

  The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

 (k) Revenue Recognition

  The Company's revenues are derived principally from the sale of banner advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has generally averaged from one to two months. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties.

  The Company also derived revenues from its membership subscriptions which are deferred and recognized ratably over the term of the subscription period, which is generally up to one year. Subscription revenues accounted for 0%, 5%, 23%, 31% and 11% of revenues for the period from May 1, 1995 (inception) to December 31, 1995, the years ended December 31, 1996 and 1997, and for the six months ended June 30, 1997 and 1998, respectively.

  The Company trades advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's Web properties. Barter expense is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the barter revenue is recognized. Barter revenues and expenses were approximately $-0-, $-0-, and $166,500 for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively, and $37,500 and $39,906 for the six months ended June 30, 1997 and 1998, respectively.

 (l) Product Development

  Product development expenses include personnel costs associated with the development, testing and upgrades to the Company's Web site and systems as well as personnel costs related to its editorial content and community management and support. Product development costs and enhancements to existing products are charged to operations as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product which capitalized asset would be fully expensed by the time when a product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

 (m) Advertising

  Advertising costs are expensed as incurred. Advertising costs totaling $1,248, $202,986 and $1,057,606 in 1995, 1996 and 1997, respectively, and
$183,413 and $4,000,047 for the six months ended June 30, 1997 and 1998, respectively, are included in sales and marketing expenses in the Company's statements of operations.

 (n) Stock-Based Compensation

  The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings disclosures for employee stock option grants if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 (o) Net Loss Per Common Share

  The Company adopted SFAS No. 128, "Computation of Earnings Per Share," during the year ended December 31, 1997. In accordance with SFAS No. 128 and the SEC Staff Accounting Bulletin No. 98, basic earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the Convertible Preferred Stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an IPO, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  Diluted loss per share has not been presented separately, as the outstanding stock options, warrants and contingent stock purchase warrants are anti-dilutive for each of the periods presented.

  Anti-dilutive potential common shares outstanding were 1,309,910 for the period ended December 31, 1995, 1,722,019 and 7,436,672 for the years ended December 31, 1996 and 1997, respectively, and 2,082,699 and 7,414,964 for the six-month periods ended June 30, 1997 and 1998.

 (p) Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. For the six months ended June 30, 1998 and the year ended December 31, 1997, comprehensive net loss was approximately $11,600 lower and approximately $41,200 higher, respectively, than the net loss reported in the Company's statements of operations for the applicable periods, due to unrealized gains or losses on securities classified as available-for-sale.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

  In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires statement of earlier periods presented. The Company has determined that it does not have any separately reporting business segments.

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement does not apply to the Company as the Company currently does not have any derivative instruments or hedging activities.

 (q) Stock Split

  In May 1996, the Company authorized and implemented a ten-for-one common stock split. In August 1997, the Company authorized and implemented an additional ten-for-one preferred stock split. In September 1998, the Company authorized a one-for-two reverse stock split of all common and preferred stock. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock splits and the reverse stock split.

(2) CONCENTRATION OF CREDIT RISK

  Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company maintains cash and cash equivalents with various domestic financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

  The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

  For the period from May 1, 1995 (inception) to December 31, 1995, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at December 31, 1995.

  For the year ended December 31, 1996, one customer accounted for approximately 71% of total revenues generated by the Company and 90% of accounts receivable at December 31, 1996.

  For the year ended December 31, 1997, there was one customer that accounted for 11% of revenues (excluding barter advertising revenues of $166,500) generated by the Company. There were no customers that accounted for over 10% of accounts receivable at December 31, 1997.

  For the six months ended June 30, 1998, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at June 30, 1998.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

(3) PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                          DECEMBER 31, DECEMBER 31,  JUNE 30,
                                              1996         1997        1998
                                          ------------ ------------ -----------
                                                                    (UNAUDITED)
   Computer equipment, including assets
    under capital leases of $-0-,
    $126,000, and $962,648,
    respectively.........................   $181,557     $421,164   $1,500,187
   Furniture and fixtures................      7,853       14,230       19,714
                                            --------     --------   ----------
                                             189,410      435,394    1,519,901
   Less accumulated depreciation and
    amortization, including amounts
    related to assets under capital
    leases of $-0-, $-0- and $110,007,
    respectively.........................     52,630      109,552      346,319
                                            --------     --------   ----------
     Total...............................   $136,780     $325,842   $1,173,582
                                            ========     ========   ==========

(4) INCOME TAXES

  The Company did not incur any income taxes for the period from May 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 as a result of operating losses. Income taxes for the year ended December 31, 1997 are based solely on state and local taxes on business and investment capital.

  The difference between the provision for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) attributable to income before income taxes for the period from May 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 and 1997 are as follows:

                                               1995      1996        1997
                                             --------  ---------  -----------
   Tax expense at statutory rates........... $(22,340) $(257,781) $(1,218,695)
   Increase (reduction) in income taxes
    resulting from:
     Valuation allowance adjustment.........   25,938    302,644    1,710,346
     State and local income taxes, net of
      Federal income tax benefit............   (3,660)   (45,131)    (458,817)
     Other, net.............................       62        268        3,266
                                             --------  ---------  -----------
                                             $    --   $     --   $    36,100
                                             ========  =========  ===========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below.

                                                           1996        1997
                                                         ---------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................... $ 326,982  $ 2,018,635
     Allowance for doubtful accounts....................       --         5,520
     Deferred compensation..............................     1,600       14,773
                                                         ---------  -----------
       Total gross deferred tax assets..................   328,582    2,038,928
   Less valuation allowance.............................  (328,582)  (2,038,928)
                                                         ---------  -----------
       Net deferred tax assets.......................... $     --   $       --
                                                         =========  ===========

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

  The valuation allowance for deferred tax assets as of January 1, 1996 and 1997 was $328,582 and $2,038,928 respectively. The net change in the total valuation allowance for the years ended December 31, 1996 and 1997 was $302,644 and $1,710,346, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

  At December 31, 1997, the Company had net operating loss carryforwards available for federal and state income tax purposes of $4.4 million. These carryforwards expire through 2012 for federal purposes and state purposes.

  Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. As a result of ownership changes which occurred in August 1997, the Company's operating tax loss carryforwards and tax credit carryforwards are subject to these limitations.

(5) CAPITALIZATION

 Authorized Shares

  During 1997, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company is authorized to issue is 25,000,000 shares: 22,000,000 of these shares are Common Stock, each having a par value of $0.001; and 3,000,000 shares are Preferred Stock, each having a par value of $0.001. In July 1998, the Company's stockholders approved the Fourth Amended and Restated Certificate of Incorporation, which will be filed with the Delaware Secretary of State prior to consummation of the Offerings, to increase the number of authorized shares from 25,000,000 to 103,000,000 shares.

 Common Stock

  During 1995, the Company issued a total of 1,125,000 shares of Common Stock to its founders in exchange for $4,680 in cash. During 1997, the Company issued an additional 29,271 shares of Common Stock in connection with the exercise of certain stock options.

 Convertible Preferred Stock

  As of December 31, 1997 and June 30, 1998, the Company had five series of Convertible Preferred Stock (collectively "Preferred Stock") authorized and of which only four of the series were outstanding. The holders of the various series of Preferred Stock generally have the same rights and privileges. Each class of the Company's Preferred Stock is convertible into Common Stock, as defined below, and has rights and preferences which are generally more senior to the Company's Common Stock and are more fully described in the Company's amended and restated certificate of incorporation.

  In 1995, the Company completed a private placement of 582,995 shares of Series A Preferred Stock for an aggregate price of approximately $113,000. Such consideration consisted of $67,000 in cash and the conversion of outstanding Notes (described below) in the aggregate amount of approximately $46,000. In 1995, the Company issued Convertible Promissory Notes ("Notes") in the aggregate principal amount of $45,500,

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

bearing interest at rates between 6.62% and 8% per annum. Under the terms and conditions of the original Note agreements, the Notes were convertible into preferred stock at conversion prices equal to $0.20 per share, the highest price paid for shares of its Preferred Stock sold during such time period. These Notes, including interest thereon, were converted into a total of 226,505 shares of Series A Preferred Stock in connection with the Company's 1995 private placement of Series A Preferred Stock, in accordance with the original terms and conditions of such Notes.

  During December 1995, the Company completed a private placement of 575,725 shares of Series B Preferred Stock at $1.05 per share in two issuances for an aggregate price of approximately $604,000, $579,000 was paid in cash in 1995 and $25,000 in 1996.

  In 1996, the Company completed a private placement of 221,250 shares of Series C Preferred Stock at $4.00 per share for an aggregate price of approximately $885,000, paid in cash.

  In April 1997, the Company amended the Series C Preferred Stock agreement in order to extend the above private placement of Series C Preferred Stock to April 15, 1997. In connection with this private placement, the Company issued an additional 70,000 shares of Series C Preferred Stock at $4.00 per share for an aggregate price of $280,000 in 1997.

  In August 1997, the Company authorized and issued 25.5 shares of Series D Preferred Stock for an aggregate cash amount of $20,000,000 in connection with the Dancing Bear Investment. These shares constituted 51% of the fully diluted capital stock of the Company at the time of exercise, as defined. In addition to the Series D Preferred Stock, Dancing Bear Investments, Inc. also received warrants which provide the right to purchase up to 5 shares of Series E Preferred Stock representing 10% of the fully diluted capital stock of the Company at the time of exercise for an aggregate purchase price of $5,882,353, if exercised in total. In connection with the Dancing Bear Investment, two officers and shareholders of the Company received $500,000 each as signing bonuses in connection with their employment agreements. Such amounts were accrued for at that time and were subsequently paid in the first quarter of 1998.

  The conversion rate of the Series A, B and C Preferred Stock, as defined in the original private placement agreements shall be the quotient obtained by dividing the applicable series' original issue price by the applicable series' conversion price. The original issue price and conversion price shall be $0.20, $1.05 and $4 per share for Series A, B and C, respectively, as determined by negotiations among the parties. Each share of Series D and E Preferred Stock shall be convertible into an amount of common representing 1% of the fully diluted capital stock, as defined in the original private placement agreement. Such conversion features were determined by negotiations among the parties.

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, as defined, on a pari passu basis, an amount equal to $0.20, $1.05, $4, $784,314 and $1,176,471 per share for Series A, B, C, D and E convertible Preferred Stock, respectively, shall be paid out of the assets of the Company available for distribution before any such payments shall be made on any shares of the Company's common shares or any other capital stock of the Company other than the Preferred Stock, plus any declared but unpaid dividends.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


  The following table summarizes the Convertible Preferred Stock authorized, issued and outstanding and liquidation preferences:

                                       PREFERRED SHARES                   EQUIVALENT SHARES OF
                                    ISSUED AND OUTSTANDING                    COMMON STOCK
                         -------------------------------------------- -----------------------------
                                                                          DECEMBER 31,
                           SHARES                          JUNE 30,   ------------------- JUNE 30,
                         AUTHORIZED   1996       1997        1998       1996      1997      1998
                         ---------- --------- ----------- ----------- --------- --------- ---------
Series A................ 1,165,990    582,995     582,995     582,995   582,995   582,995   582,995
Series B................ 1,151,450    575,725     575,725     575,725   575,725   575,725   575,725
Series C................   582,500    221,250     291,250     291,250   221,250   291,250   291,250
Series D................        51          0        25.5        25.5         0 3,503,357 3,503,357
Series E................        10          0           0           0         0 1,761,366 1,761,366
                         ---------  --------- ----------- ----------- --------- --------- ---------
                         2,900,001  1,379,970 1,449,995.5 1,449,995.5 1,379,970 6,714,593 6,714,593
                         =========  ========= =========== =========== ========= ========= =========

                                                     LIQUIDATION PREFERENCE
                                                 -------------------------------
                                                     DECEMBER 31,
                                LIQUIDATION      --------------------  JUNE 30,
                            PREFERENCE PER SHARE   1996       1997       1998
                            -------------------- --------- ---------- ----------
Series A...................    $        0.20       116,599    116,599    116,599
Series B...................    $        1.05       604,511    604,511    604,511
Series C...................    $        4.00       885,000  1,165,000  1,165,000
Series D...................    $  784,313.72             0 20,000,000 20,000,000
Series E...................    $1,176,470.60             0          0          0
                                                 --------- ---------- ----------
                                                 1,606,110 21,886,110 21,886,110
                                                 ========= ========== ==========

  As a result of the Company's adoption of the 1998 Stock Option Plan in July 1998 (see note 9), the number of shares that the outstanding Series E Warrants are convertible into upon exercise increased from 1,761,366 to 2,023,009. In accordance with the original terms of the Series E Warrant agreement up to 500,000 of the authorized options under the 1998 Stock Option Plan are to be included in the calculation for determining the number of shares of Common Stock that the Series E Warrants are convertible into upon exercise.

  All Preferred Shares shall be automatically converted into common shares in the event the Company closes a firm commitment for an underwritten initial public offering of its common stock for an aggregate amount of at least $15,000,000. The Preferred Shares are subject to additional mandatory conversion rights, as defined in the Company's amended and restated certificate of incorporation.

  Holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. No such dividends have yet been declared by the Board of Directors.

(6) STOCK OPTION PLAN

 1995 Stock Option Plan

  During 1995, the Company established the 1995 Stock Option Plan, which was amended (the "Amended Plan") by the Board of Directors in December 1996. Under the Amended Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 666,000 common shares. Incentive stock options may be granted only to officers who are employees of the Company, directors of the Company and other employees of the Company who are deemed to be "key employees." Incentive stock options must be granted at the fair market value of the Company's Common Stock at the date the option is issued.

  Nonqualified stock options may be granted to officers, directors, other employees, consultants and advisors of the Company. The option price for nonqualified stock options shall be at least 85% of the fair market value of the Company's Common Stock. The granted options under the amended plan shall be for periods not to exceed ten years. Incentive options granted to stockholders who own greater than 10% of the total combined voting power of all classes of stock of the Company must be issued at 110% of the fair market value of the stock on the date the options are granted.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


  In connection with the Dancing Bear Investments investment, the Company reserved an additional 125,000 shares of its common stock for issuance upon the exercise of options to be granted in the future under the Amended Plan.

  The per share weighted-average fair value of stock options granted during 1995, 1996 and 1997 was $0.02, $0.16 and $0.32, respectively, on the date of grant using the option-pricing method with the following weighted-average assumptions: 1995--risk-free interest rate 6%, and an expected life of three years; 1996--risk-free interest rate 6.18%, and an expected life of two years; 1997--risk-free interest rate 6.00%, and an expected life of three years. As permitted under the provisions of SFAS No. 123, and based on the historical lack of a public market for the Company's units, no factor for volatility has been reflected in the option pricing calculation.

  The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, compensation cost of $4,000 and $28,115 has been recognized for its stock options granted below fair market value in 1996 and 1997, respectively, in the accompanying financial statements.

  Stock option activity during the periods indicated is as follows:

                                                                     WEIGHTED
                                                         OPTIONS     AVERAGE
                                                         GRANTED  EXERCISE PRICE
                                                         -------  --------------
   Outstanding at December 31, 1995..................... 175,000      $0.02
   Granted.............................................. 167,049      $0.12
   Exercised............................................     --
   Canceled.............................................     --
                                                         -------
   Outstanding at December 31, 1996..................... 342,049      $0.06
   Granted.............................................. 411,701      $0.74
   Exercised............................................ (29,271)     $0.16
   Canceled.............................................  (2,500)     $0.82
                                                         -------
   Outstanding at December 31, 1997..................... 721,979      $0.44
                                                         =======
   Vested at December 31, 1997.......................... 397,983
                                                         =======
   Options available at December 31, 1997...............  39,751
                                                         =======

  The following table summarizes information about stock options outstanding at December 31, 1997:

                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                  -------------------------------------  -----------------------
                                 WEIGHTED
                                  AVERAGE     WEIGHTED                 WEIGHTED
     RANGE OF                    REMAINING    AVERAGE                  AVERAGE
     EXERCISE       NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
      PRICE       OUTSTANDING      LIFE        PRICE     OUTSTANDING    PRICE
     --------     -----------   -----------   --------   -----------   --------
   $0.02-$0.105     281,889           1        $ 0.05      233,262      $ 0.04
   $0.40-$0.70      354,840           1          0.65      164,721        0.66
      $0.82          82,250           5          0.82            0           0
                    -------                                -------
                    721,979                                397,983
                    =======                                =======

  At December 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.02--$0.82 and 1 year, respectively.

  During the six month period ended June 30, 1998, the Company granted 55,750 options with a weighted average exercise price of $3.78 per share and a weighted average contractual life of 5 years. The range of exercise prices were as follows: 44,250 options at $2.78 per share; 1,500 options at $4.60 per share; and 10,000 options at $8.10 per share. All options granted from July 1, 1998 through September 28, 1998 will be granted at the initial public offering price, except as noted in note 9.

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


  The Company applies APB No. 25 in accounting for its stock options granted to employees and accordingly, no compensation expense has been recognized in the financial statements (except for those options issued with exercise prices less than fair market value at date of grant). Had the Company determined compensation expense based on the fair value at the grant date for its stock options issued to employees under SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

                                                  1995      1996       1997
                                                 -------  --------  ----------
   Net loss--as reported.......................  $65,706  $750,180  $3,584,400
                                                 =======  ========  ==========
   Net loss--pro forma.........................  $66,873  $756,135  $3,621,373
                                                 =======  ========  ==========
   Basic net loss per common share--as
    reported...................................  $ (0.06) $  (0.67) $    (3.13)
                                                 =======  ========  ==========
   Basic net loss per common share--pro forma..  $ (0.06) $  (0.67) $    (3.16)
                                                 =======  ========  ==========

(7) COMMITMENTS

 (a) Office Leases

  In May 1997, the Company terminated its office lease in Ithaca, NY. The Company moved to New York City and entered into an operating lease agreement related to its new office space during February 1997.

  Rent expense for the operating leases was $-0-, $26,181 and $81,157 for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively.

  Future minimum payments under the New York City office operating leases are as follows:

   YEAR ENDED DECEMBER 31,                                               AMOUNT
   -----------------------                                              --------
   1998................................................................ $120,200
   1999................................................................  121,787
   2000................................................................   86,517
   2001................................................................   87,000
   2002................................................................    7,250
                                                                        --------
   Total minimum lease payments........................................ $422,754
                                                                        ========

 (b) Equipment Leases

  The Company's lease obligations are collateralized by certain assets at December 31, 1997. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease obligations as of December 31, 1997 are:

                                                             CAPITAL  OPERATING
   YEAR ENDING DECEMBER 31,                                   LEASES   LEASES
   ------------------------                                  -------- ---------
   1998....................................................  $ 41,399  $41,014
   1999....................................................    41,399   23,551
   2000....................................................    41,399   12,860
   2001....................................................    35,189    9,058
   2002....................................................       --     7,567
                                                             --------  -------
     Total minimum lease payments..........................  $159,386  $94,050
                                                             ========  =======
   Less amount representing interest (at rates ranging from
    11% to 12.5%)..........................................    33,386
                                                             --------
   Present value of minimum capital lease payments.........   126,000
                                                             --------
   Less current installments of obligation under capital
    leases.................................................    27,174
                                                             --------
   Obligations under capital leases, excluding current
    installments...........................................  $ 98,826
                                                             ========

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

  In addition, the Company entered into five capital leases in 1998 with future minimum payments totaling $1,062,884 starting in 1998 through 2003.

 (c) Advertising Contracts

  During October 1997, the Company entered into an exclusive one-year contract with an advertising agency with a minimum monthly fee of $50,000.

 (d) Employment Agreements

  The Company maintains employment agreements expiring in 2002, with two executive officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

(8) RELATED PARTY TRANSACTIONS

  Certain officers and directors of the Company also serve as officers and directors of Dancing Bear Investments, Inc., an entity which will continue to control the Company following completion of the Offerings.

  The Company has recently entered into an e-commerce contract with Republic Industries, Inc. ("Republic"), an entity affiliated with a Director of the Company, pursuant to which the Company has granted a right of first negotiation with respect to the exclusive right to engage in or conduct an automotive "clubsite" on theglobe.com Web site through AutoNation, a subsidiary of Republic. Additionally, Republic has agreed to purchase advertising from the Company for a three-year period at a price which will be adjusted to match any more favorable advertising price quoted to a third party by the Company, excluding certain short-term advertising rates. In addition, the Company has entered into an e-commerce arrangement with InteleTravel, an entity controlled by the Chairman of the Company, whereby the Company developed a Web community for InteleTravel in order for its travel agents to conduct business through theglobe.com in exchange for access to InteleTravel customers for distribution of the Company's products and services. The Company believes that the terms of the foregoing arrangements are on comparable terms as if they were entered into with unaffiliated third parties. As of June 30, 1998, the Company had not received any revenues from InteleTravel or Republic.

STOCKHOLDERS' AGREEMENT

  The Chairman, the Co-Chief Executive Officers, a Vice President and a Director of the Company and Dancing Bear Investments, Inc. (an entity controlled by the Chairman) expect to enter into a Stockholders' Agreement (the "Stockholders' Agreement") pursuant to which the Chairman and Dancing Bear Investments, Inc. or certain entities controlled by the Chairman and certain permitted transferees (the "Chairman Group") will agree to vote for certain nominees of the Co-Chief Executive Officers or certain entities controlled by the Co-Chief Executive Officers and certain permitted transferees (the "Co-Chief Executive Officer Groups") to the Board of Directors and the Co-Chief Executive Officer Groups will agree to vote for the Chairman Group's nominees to the Board, who will represent a majority of the Board. Additionally, pursuant to the terms of the Stockholders' Agreement, the Co-Chief Executive Officers, a Vice President and a Director have granted an irrevocable proxy to Dancing Bear Investments, Inc. with respect to any shares that may be acquired by them pursuant to the exercise of outstanding Warrants transferred to each of them by Dancing Bear Investments, Inc. Such shares will be voted by Dancing Bear Investments, Inc., which is controlled by the Chairman, and will be subject to a right of first refusal in favor of Dancing Bear Investments, Inc. upon transfer. The Stockholders' Agreement will also provide that if the Chairman Group sells shares of Common Stock and Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) in any private sale after the Offerings, the Co-Chief Executive Officer Groups, a Vice President and a Director of the Company will be required to sell up to the same percentage of their shares as the Chairman Group sells. If either the Chairman Group sells shares of Common Stock or Warrants representing 25% or more of the Company's

                              THEGLOBE.COM, INC.

        (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

outstanding Common Stock (including the Warrants) or the Co-Chief Executive Officer Groups sell shares or Warrants representing 7% or more of the shares and Warrants of the Company in any private sale after the Offerings, each other party to the Stockholders' Agreement, including entities controlled by them and their permitted transferees, may, at their option, sell up to the same percentage of their shares.

(9) SUBSEQUENT EVENTS (UNAUDITED)

  In July 1998, the Company approved the Fourth Amended and Restated Certificate of Incorporation, which will be filed with the Delaware Secretary of State prior to consummation of the Offerings, to increase the number of authorized shares from 25,000,000 shares to 103,000,000 shares.

  The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors on July 15, 1998, and approved by the stockholders of the Company as of July 15, 1998. The 1998 Plan provides for the grant of "incentive stock options" intended to qualify under Section 422 of the Code and stock options which do not so qualify. The granting of incentive stock option is subject to limitation as set forth in the 1998 Plan. Directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants under the 1998 Plan.

  The 1998 Plan authorizes the issuance of 1,200,000 shares of Common Stock, subject to adjustment as provided in the 1998 Plan. On July 15, 1998 the Board of Directors approved the grant of 100,000 options each to two executives at the initial public offering price. During the period from June 30, 1998 through September 24, 1998, the Company granted 822,650 options under the 1998 Plan with a weighted average exercise price equal to the initial public offering price.

  The Company expects to record a charge of $2,047,500 (assuming an initial public offering price of $12 per share) to earnings in the third quarter of 1998 in connection with the transfer during the third quarter of 1998 of warrants to acquire 225,000 shares of Common Stock by Dancing Bear Investments to certain officers of the Company, at an exercise price of approximately $2.91 per share. The Company has accounted for such transaction as if it were a compensatory plan adopted by the Company. Accordingly, such amount will be recorded as non-cash compensation expense in the Company's statement of operations for services provided by such officers to the Company with an offsetting contribution to capital by a principal shareholder. The amount of such charge will based on the difference between the initial public offering price (currently assumed to be $12 per share) and the exercise price per warrant of approximately $2.91 per share.

  During July and August 1998, the Company entered into two employment agreements expiring in 2001, with two officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items. The Company granted 112,500 stock options to each of the two executives. The exercise price for 87,500 of the options granted to one officer will be 85% of the initial public offering price and the remaining options granted to that officer and the 112,500 options granted to the other officer will be granted at the initial public offering price which is equal to the fair market value per share of the Company's Common Stock on the date of grant. The 87,500 options will vest over a three year period. As a result, the Company will record deferred compensation expense of $157,500 (assuming an initial public offering price of $12 per share) in the third quarter relating to the 87,500 shares granted at 85% of the initial public offering price, representing the difference between the deemed value of the Company's Common Stock, the initial public offering price for accounting purposes, and the exercise price of such options at the date of grant. Such amount will be presented as a reduction of stockholders' equity and amortized over the three year vesting period of the applicable options.

               [GLOBESTORES LOGO, SCREEN SHOTS OF WEB SITE PAGES]



theglobe.com

One virtual community at theglobe.com, embodied by personal homepage building and hosting, chat rooms, free e-mail, discussion forums, special interest groups, a marketplace, neighborhoods, horoscope forum and more.

                               [FOLD-OUT COVER]

In the first half of '98, Media Metrix ranked theglobe.com as the 4th fastest-growing web site in terms of audience reach.

Fastest-growing web sites

4. theglob.com


theglobe.com [LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table shows the expenses, other than underwriting discounts and commissions, to be incurred in connection with the sale and distribution of securities being registered by the Company. Except for the SEC registration fee, Nasdaq Listing Fee and the NASD Filing Fee, all amounts are estimated.

   SEC Registration Fee............................................. $   14,750
   Nasdaq Listing Fee...............................................     74,625
   NASD Filing Fee..................................................      5,500
   Blue Sky Fees and Expenses.......................................     15,000
   Legal Fees and Expenses..........................................    790,025
   Accounting Fees and Expenses.....................................    250,000
   Printing Expenses................................................    125,000
   Miscellaneous Expenses...........................................        100
                                                                     ----------
     Total.......................................................... $1,275,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statue requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

  Article VI of the By-Laws requires the Company to indemnify any person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) brought by reason of the fact that he or she is or was a director or officer of the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefits plan against expenses (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement) incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

  Article VI of the Certificate provides that to the fullest extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of, or adoption of any provision of the Certificate inconsistent with, such Article VI shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

  The Company has entered into indemnification agreements with its directors and officers substantially in the form attached to this registration statement as Exhibit 10.4. These agreements provide, in general, that the Company will indemnify such directors and officers for, and hold them harmless from and against, any and all amounts paid in settlement or incurred by, or assessed against, such directors and officers arising out of or in connection with the service of such directors and officers as a director or officer of the Company or its Affiliates (as defined therein) to the fullest extent permitted by Delaware law.

  The Company maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of the Company and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of the Company and/or its subsidiaries, as the case may be.

  The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  All sales, unless otherwise noted, were made in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Registrant that the shares were being acquired for investment.

                             DATE OF       TITLE OF      NUMBER OF CONSIDERATION
PURCHASER                    ISSUANCE     SECURITIES      SHARES   RECEIVED ($)
---------                    -------- ------------------ --------- -------------
Alce Partners, L.P.......... 12/22/95 Series B Preferred  95,240      100,002
Bergendahl, Anders..........   9/7/95 Series A Preferred  79,815       15,750
                             12/22/95 Series B Preferred  47,620       50,001
                             11/13/96 Series C Preferred   1,500       30,000
Bergendahl, Mia.............   9/7/95 Series A Preferred  79,815       15,750
                             12/22/95 Series B Preferred  23,810       25,000.50
Cayuga Venture Fund......... 11/13/96 Series C Preferred   1,250       25,000
David Duffield Trust........ 12/22/95 Series B Preferred  95,240      100,002
                             11/13/96 Series C Preferred  12,500      250,000
                              3/15/97 Series C Preferred  12,500      250,000
de Selliers, Baudouin....... 11/13/96 Series C Preferred   2,500       50,000
Ganem, Bruce................ 11/13/96 Series C Preferred     750       15,000
                              3/15/97 Series C Preferred     750       15,000
GC&H Investments............ 12/22/95 Series B Preferred  23,810       25,000.50
Grey, Nicki................. 11/16/95 Series A Preferred   3,215          500
Grinstead, Simon............ 11/16/95 Series A Preferred  53,215       10,500
Halperin, Mark R. .......... 12/22/95 Series B Preferred  23,810       25,000.50
                             11/13/96 Series C Preferred   1,250       25,000

                         DATE OF       TITLE OF      NUMBER OF CONSIDERATION
PURCHASER                ISSUANCE     SECURITIES      SHARES   RECEIVED ($)
---------                -------- ------------------ --------- -------------
Halperin Dow, Peggy
 Anne................... 12/22/95 Series B Preferred   23,810      25,000.50
                         11/13/96 Series C Preferred    1,250      25,000
Halperin, Philip W...... 12/22/95 Series B Preferred   23,810      25,000.50
                         11/13/96 Series C Preferred    1,250      25,000
Halperin, Robert M...... 12/22/95 Series B Preferred   23,810      25,000.50
                         11/13/96 Series C Preferred    1,250      25,000
                          5/29/98 Common Stock         42,708       8,171.88
Hirsch, Jason........... 11/16/95 Series A Preferred   19,245       3,000
Horowitz, David H. ..... 12/22/95 Series B Preferred   50,000      52,500
                         11/13/96 Series C Preferred    2,500      50,000
                          6/19/97 Common Stock         15,972       3,111.06
Huret Family Trust...... 11/13/96 Series C Preferred    1,250      25,000
Karlsson, Bengt......... 11/13/96 Series C Preferred    5,000     100,000
Krizelman, Allen........   9/7/95 Series A Preferred   75,845      15,000
Krizelman, Susan........ 11/16/95 Series A Preferred    6,415       1,000
Krizelman, Todd.........  5/26/95 Common Stock        525,000       2,184
                         11/16/95 Series A Preferred   22,455       3,500
Leavitt Investments,
 L.P.................... 11/13/96 Series C Preferred    7,500     150,000
Maconie, Andrew......... 11/16/95 Series A Preferred    3,215         513.70
Miller, Dan............. 11/13/96 Series C Preferred    3,750      75,000
Muckstadt, Jack......... 11/13/96 Series C Preferred      750      15,000
                          3/15/97 Series C Preferred      750      15,000
Muller, Georges.........  1/22/96 Series B Preferred   23,810      25,000.50
Paternot, Jacques.......   9/7/95 Series A Preferred   16,425       3,000
                         12/22/95 Series B Preferred    6,665       6,998.25
Paternot, Madeleine..... 11/16/95 Series A Preferred    1,285         205.48
Paternot, Monica........ 11/16/95 Series A Preferred    1,930         308.22
Paternot, Stephan.......  5/26/95 Common Stock        600,000       2,496
Paternot, Thierry....... 11/16/95 Series A Preferred    3,215         513.70
                         12/22/95 Series B Preferred   19,050      20,002.50
Paternot, Yves..........   9/7/95 Series A Preferred   88,690      17,000
                         12/22/95 Series B Preferred   23,810      25,000.50
S. Knight Pond Trust....   9/7/95 Series A Preferred  128,215      26,500
                         12/22/95 Series B Preferred   71,430      75,001.50
Tuli, John..............   1/1/97 Common Stock         13,299       1,396.34

  (1) In August 1997, the Company issued and sold to Dancing Bear Investments
(i) 25.5 shares of Series D Preferred Stock which will convert into 4,023,765 shares of Common Stock upon consummation of the Offerings and (ii) Warrants to purchase 2,023,009 shares of Common Stock of the Company at the time of exercise for an aggregate price of $5,882,353. The aggregate consideration for such transaction was $20 million.

  (2) Since inception, the Company has granted stock options to directors, officers and employees of the Company under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan. As of September 1998, the Company has granted 822,650 and 693,771 shares of Common Stock to directors, officers and employees of the Company under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively, and the Company issued -0- and 92,604 shares of Common Stock pursuant to the exercise of these options under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

  The following Exhibits are attached hereto and incorporated herein by reference:

    1.1  Form of Underwriting Agreement**
    1.2  Form of Placement Agent Agreement**
    3.1  Form of Fourth Amended and Restated Certificate of Incorporation of
         the Company**
    3.2  Form of By-Laws of the Company**
    4.1  Second Amended and Restated Investor Rights Agreement among the
         Company and certain equity holders of the Company dated as of August
         13, 1997**
    4.2  Amendment No.1 to Second Amended and Restated Investor Rights
         Agreement among the Company and certain equity holders of the Company dated as of July 15, 1998**
    4.3  Form of Registration Rights Agreement dated as of July 15, 1998**
    4.4  Specimen certificate representing shares of Common Stock of the
         Company
    4.5  Amended and Restated Warrant to Acquire Shares of Common Stock**
    4.6  Form of Rights Agreement, by and between the Company and American
         Stock Transfer & Trust Company as Rights Agent
    5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson**
    9.1  Form of Stockholders' Agreement by and among Dancing Bear Investments,
         Inc., Michael Egan, Todd V. Krizelman, Stephan J. Paternot, Edward A.
         Cespedes and Rosalie V. Arthur, dated as of October   , 1998
   10.1  Employment Agreement dated August 13, 1997, by and between the Company and Todd V. Krizelman**
   10.2  Employment Agreement dated August 13, 1997, by and between the Company and Stephan J. Paternot**
   10.3  Employment Agreement dated July 13, 1998, by and between the Company and Francis T. Joyce**
   10.4  Form of Indemnification Agreement between the Company and each of its
         Directors and Executive Officers**
   10.5  Lease Agreement dated January 14, 1997 between the Company and Fifth
         Avenue West Associates L.P.**
   10.6  1998 Stock Option Plan**
   10.7  1995 Stock Option Plan**
   10.8  Refiled as Exhibit 4.6
   10.9  D.A.R.T. Service Agreement dated April 15, 1997**+
   10.10 Amendment dated as of May 1, 1998, to original D.A.R.T. Service
         Agreement dated April 15, 1997**+
   10.11 Employment Agreement dated August 31, 1998, by and between the Company and Dean Daniels**
   10.12 Agreement between the Company, Republic Industries, Inc., and Michael
         S. Egan, dated August 12, 1998, regarding the conduct of automotive clubsites on theglobe.com**+
   10.13 Data Center Space Lease between Telehouse International Corporation of
         America and the Company, dated August 24, 1998**
   10.14 Travel Services Alliance Agreement between the Company and
         Lowestfare.com, dated as of September 15, 1998+

    11.1 Computation of Loss Per Share
    23.1 Consent of KPMG Peat Marwick LLP
    23.2 Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
         Exhibit 5.1)**
    23.3 Consent of ABC Interactive**
    23.4 Consent of Jupiter Communications, LLC**
    23.5 Consent of International Data Corporation**
    24.1 Power of Attorney**
    27.1 Financial Data Schedule**
    99.1 Valuation and Qualifying Accounts**

--------
 *To be filed by amendment.
**Previously filed.
 +Confidential treatment requested.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

  (1) to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (2) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (3) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (4) that for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus filed shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 13TH DAY OF OCTOBER 1998.

                                          theglobe.com, inc.

                                                    /s/ Todd Krizelman
                                          By: _________________________________
                                                      TODD KRIZELMAN
                                              Co-Chief Executive Officer and
                                               Co-President

                                                   /s/ Stephan Paternot
                                          By: _________________________________
                                                     STEPHAN PATERNOT
                                              Co-Chief Executive Officer, Co-
                                               President and Secretary

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

            Michael Egan*              Chairman
-------------------------------------                            October 13,
            MICHAEL EGAN                                          1998

         /s/ Todd Krizelman            Co-Chief Executive
-------------------------------------   Officer, Co-             October 13,
           TODD KRIZELMAN               President and             1998
                                        Director

        /s/ Stephan Paternot           Co-Chief Executive
-------------------------------------   Officer, Co-             October 13,
          STEPHAN PATERNOT              President,                1998
                                        Secretary and
                                        Director

          Francis T. Joyce*            Vice President and
-------------------------------------   Chief Financial          October 13,
             FRANK JOYCE                Officer (Principal        1998
                                        Accounting Officer)

          Edward Cespedes*             Director
-------------------------------------                            October 13,
           EDWARD CESPEDES                                        1998

           Rosalie Arthur*             Director
-------------------------------------                            October 13,
           ROSALIE ARTHUR                                         1998

          Robert Halperin*             Director
-------------------------------------                            October 13,
           ROBERT HALPERIN                                        1998

         David H. Horowitz*            Director
-------------------------------------                            October 13,
          DAVID H. HOROWITZ                                       1998

         H. Wayne Huizenga*            Director
-------------------------------------                            October 13,
          H. WAYNE HUIZENGA                                       1998

*By Attorney-in-Fact